Exhibit 99.4

Notice of annual meeting
of common shareholders of
Algonquin Power & Utilities Corp.

Business of the annual meeting of common shareholders

At the meeting, shareholders of Algonquin Power & Utilities Corp. (the “Corporation”) will be asked to:

Receive the financial statements of the Corporation as at and for the year ended December 31, 2025 and the report of the auditor on the statements;

Re-appoint Ernst & Young LLP as the auditor of the Corporation for the ensuing year;

Elect directors for the ensuing year;

Consider and, if thought fit, pass a resolution (the full text of which is set out on page 18 of the accompanying Management Information Circular (the “Circular”)) approving an amendment to the Performance and Restricted Share Unit Plan for Employees of Algonquin Power & Utilities Corp. and its Participating Affiliates to increase the number of common shares reserved for issuance from treasury under such plan;

Consider and, if thought fit, pass an advisory resolution (the full text of which is set out on page 18 of the Circular) approving the Corporation's approach to executive compensation, as further described in the Circular; and

Consider any other business that may be properly brought before the meeting or any adjournment or postponement thereof.

By order of the board of directors,

D. Randall Laney Chair of the board of directors May 19, 2026

[ Algonquin | Liberty] 2026 Management Information Circular	3

Table of contents

Annual meeting of common shareholders	2

You may vote by proxy using one of the following methods	2
If you are unable to attend the virtual meeting	2

Notice of annual meeting of common shareholders	3

Letter to shareholders	5

Caution concerning non-GAAP financial measures	6

Caution concerning forward-looking statements and forward-looking information	7

Solicitation of proxies	8

Voting information	9

You are asked to vote on the following matters	9

Delivery of Meeting Materials	10

Meeting information	11

Voting instructions	13
Non-Registered Shareholders	13
Registered Shareholders	14
How to appoint a proxyholder	14
Voting results	15
If you are unable to attend the virtual Meeting	15

Matters to be acted upon at the Meeting	16

1. Receipt of financial statements	16
2. Appointment of auditor	16
3. Election of directors	17
4. Amendment to the Share Unit Plan	17
5. Advisory vote on executive compensation	18

Director nominees	19

Director equity ownership guideline	19
Majority voting for election of directors	20

Director skills matrix	21

Director nominee profiles	22

Meeting attendance	31
Corporate cease trade orders, bankruptcies, penalties, and sanctions	31
Corporate governance practices	32

Corporate governance highlights	32
Board of Directors	33
Committees of the board	40
New director orientation	42
Comparison of NYSE corporate governance rules	42
Continuing education for directors	44
Position descriptions	45
Corporate and board policies	47

Non-employee director compensation

Compensation decision-making process	49

Non-employee director retainers and fees	50

The DSU Plan	50

Non-employee director compensation table	51

Executive compensation

HRCC’s letter to Shareholders	52

Compensation highlights	55

Compensation discussion and analysis	56
Annual compensation decision-making process	56
Compensation Comparator Group	57
Risk management and compensation	58
Fees paid to compensation consultants	58

Named Executive Officer compensation	59
Executive transitions in 2025 and 2026	59
Executive compensation philosophy	60
Compensation mix	60
Base salary	61
The short-term incentive plan	61
STIP payouts	62
2025 Corporate Scorecard results	62
2025 Corporate Scorecard	63
The long-term incentive plan	64
The Option Plan	64
The Share Unit Plan	65
2023 PSU award performance results	67
2025 PSU grants	68
Bonus deferral program	69
The ESPP	70
The defined contribution pension plan	71
Supplemental executive retirement plan	72
Other executive benefits	72
Compensation clawback policy	73
Executive Equity Ownership Guideline	73
Cost of compensation	74
Equity compensation plan information	74
Performance graph	75

Executive compensation information	76
2025 executive performance highlights	76
Summary compensation table	79
Employment arrangements	89
Indebtedness of directors and others	92
Shareholder proposals	92
Additional information	92

Schedules
Schedule “A”: Mandate of the Board of Directors	93

Schedule “B”: Description of the Share Unit Plan	97

Schedule “C”: Share Unit Plan – Blackline	99

Schedule “D”: Description of the DSU Plan	114

Schedule “E”: Description of the Option Plan	116

Schedule “F”: Reconciliation of Funds From Operations to Cash Provided by Operating Activities	119

Letter to shareholders

May 19, 2026

Dear fellow shareholder,

On behalf of the board, thank you for your continued trust and support. 2025 was a year marked by disciplined execution. It was our first year as a pure-play regulated utility business following the successful sale of our non-regulated renewable energy business (excluding the hydro fleet). Over the past year, Algonquin Power & Utilities Corp. (“Algonquin” or the “Corporation”) advanced its strategic transformation toward becoming a premier pure -play regulated utility business and delivered meaningful progress against the priorities we set — strengthening operations, advancing regulatory outcomes, and sharpening our focus on long-term sustainable value creation. The board and management team are confident that the Corporation is continuing to take the right steps to create long-term sustainable value for stakeholders.

In keeping with the theme of transformation, in March 2025 we welcomed Roderick (Rod) West to the Corporation as Chief Executive Officer and a member of the board. We are grateful for the leadership he has shown this past year. Additionally, we welcomed Noel Black as Chief Regulatory & External Affairs Officer and Amy Walt as Chief Customer Officer (whose role has since changed to Chief Administrative Officer, effective May 2026), both joining us with a mandate to strengthen stakeholder relationships and continue building a customer- centric culture. At the end of 2025, we announced the appointment of Robert Stefani as Chief Financial Officer and earlier this year, we announced the appointment of Peter Norgeot as Chief Operating Officer, with each appointment effective January 5, 2026. Earlier this year, we also announced the appointment of Kristin von Fischer as Chief Human Resources Officer. Each executive brings deep industry expertise and a track record of excellence. These appointments reflect our commitment to effective oversight and alignment between management and the Board as we continue to execute our strategy. On behalf of the board, I would also like to thank Sarah MacDonald, our former Chief Transformation Officer, who played a central role in our transformation to a pure-play utility business, and Brian Chin, our Vice President, Investor Relations, for his significant contributions as Interim Chief Financial Officer in 2025. I would also like to thank Chris Huskilson and Daniel Goldberg for their years of service to the board and for their strong leadership at Algonquin.

As we move forward, the board and management are focused on safety, reliability and customer experience; building constructive relationships with our stakeholders including our regulators, customers, shareholders, employees, and the communities we serve; and continuing to be disciplined with respect to investment in an effort to enhance service quality and earnings durability.

We are pleased to invite you to participate in the annual meeting of common shareholders of the Corporation to be held on Monday, June 29, 2026 (the “Meeting”). The Meeting will be held in a virtual-only format, which will be conducted via live audio webcast. This approach to the Meeting is expected to maximize access and participation for our geographically dispersed shareholder base and reduce costs and our environmental footprint. Registered shareholders and their duly appointed proxyholders will have the opportunity to ask questions of the Corporation’s management and directors, participate online, and vote on matters described in the accompanying Management Information Circular (“Circular”). Please read the Notice of Meeting and Circular in advance, as they contain information about the business to be conducted at the Meeting, the nominees for election to the board, and detailed instructions about how to participate in the virtual Meeting, among other important topics. You are encouraged to participate and to exercise your vote, either during the Meeting or by completing and sending in your proxy or voting instruction form prior to the Meeting.

The board and management team thank you for your continued support and engagement.

Yours sincerely,

D. Randall Laney Chair of the board of directors

[ Algonquin | Liberty] 2026 Management Information Circular	5

Caution concerning
non-GAAP financial measures

The financial statements of the Corporation, including the audited consolidated financial statements for the year ended December 31, 2025, which will be presented at the annual meeting of common shareholders on June 29, 2026, are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Certain financial terms used in this Circular do not have standardized meanings under U.S. GAAP. These non-GAAP measures include non-GAAP financial measures and non-GAAP ratios, each as defined in Canadian National Instrument 52-112-Non-GAAP and Other Financial Measures Disclosure. The Corporation’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies.

The terms “Adjusted Net Earnings” and “Funds From Operations” are non-GAAP financial measures that are used to assess the Corporation’s performance. Adjusted Net Earnings per share (“Adjusted Net EPS”) is a non-GAAP ratio and is calculated by dividing Adjusted Net Earnings by the weighted average number of common shares of the Corporation outstanding during the applicable period. Adjusted Net EPS and Funds From Operations are used to assess the Corporation’s performance under the Corporate Scorecard (see page 62 – 63). An explanation of these non-GAAP financial measures is set out below.

Adjusted Net Earnings and Adjusted Net EPS

Adjusted Net Earnings is a non-GAAP financial measure used by many investors to compare net earnings from operations without the effects of certain volatile primarily non-cash items that generally have no current economic impact or items such as acquisition expenses or certain litigation expenses that are viewed as not directly related to a company’s operating performance. The Corporation uses Adjusted Net Earnings to assess its performance without the effects of (as applicable): gains or losses on foreign exchange, foreign exchange forward contracts, interest rate swaps, acquisition and transition costs, one-time costs of arranging tax equity financing, certain litigation expenses and write down of intangibles and property, plant and equipment, earnings or loss from discontinued operations, unrealized mark -to-market revaluation impacts, costs related to management succession and executive retirement, costs related to prior period adjustments due to changes in applicable tax law, costs related to condemnation proceedings, changes in value of investments carried at fair value, gains and losses on disposition of assets, prior period adjustments included in the gain (loss) from equity method investments not operated by the Corporation, and other typically non-recurring or unusual items, as these are not reflective of the performance of the underlying business of the Corporation. The Corporation believes that analysis and presentation of net earnings or loss on this basis will enhance an investor’s understanding of the operating performance of its businesses. Adjusted Net Earnings is not intended to be representative of net earnings or loss determined in accordance with U.S. GAAP and can be impacted positively or negatively by these items. Adjusted Net EPS is calculated by dividing Adjusted Net Earnings by the weighted average number of common shares outstanding during the applicable period. The Corporation’s former renewable energy group (excluding the hydro fleet) is reported as “discontinued operations” in the Corporation’s management discussion and analysis for the year ended December 31, 2025 (the “2025 Annual MD&A”), in compliance with GAAP and therefore adjusted out of the calculation of Adjusted Net Earnings in the 2025 Annual MD&A. Conversely, as used herein, “Adjusted Net EPS” includes both continued and discontinued operations of the Corporation. A reconciliation of Adjusted Net Earnings (as used herein for the purposes of calculating Adjusted Net EPS for Corporate Scorecard purposes) to net earnings is set out in the 2025 Annual MD&A (see Corporate Group Net Earnings and Adjusted Net Earnings starting on page 34 and Non-GAAP Financial Measures and Reconciliation of Adjusted Net Earnings to Net Earnings on page 39 of the 2025 Annual MD&A).

Funds From Operations

As used herein, Funds From Operations (“FFO”) is calculated by adjusting operating income by adding back non-cash items; depreciation and amortization, loss on foreign exchange, pension and other post-employment non-service costs, share-based compensation, and adjusting operating income for cash paid during the year for interest expense, cash received during the year for income taxes, and the net change in certain current assets and liabilities. A reconciliation of Funds From Operations (as used herein for the purposes of calculating FFO for the Corporate Scorecard) to operating income is set out in Schedule “F”.

Caution concerning
forward-looking statements and
forward-looking information

Certain statements included in this Circular constitute ‘‘forward-looking information’’ within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations, and rules under such laws and ‘‘forward-looking statements’’ within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ‘‘forward-looking statements”). The words “expects”, “targets”, “intends” (and grammatical variations of such terms), and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward- looking statements in this Circular include, but are not limited to, statements regarding the Corporation’s intentions with respect to gender diversity on the board, statements regarding the Corporation’s expectations regarding sustainability-related initiatives and targets, including with respect to greenhouse gas reductions, expectations regarding the implementation of the Southwest Power Pool Initiative and its intended benefits, statements regarding the Corporation’s investments in its enterprise cybersecurity program, statements regarding the HRCC’s (as defined in this Circular) top priorities for 2026, and expectations regarding the Corporation’s executive compensation policies and practices, including the vehicle mix of the long -term incentive plan and the Corporation’s intentions with respect to any future grant of options under the Option Plan (as defined in this Circular). These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions, and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. The Corporation cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors and assumptions include those set out in the Corporation’s annual information form for 2025 and the Corporation’s management discussion and analysis for the three and twelve months ended December 31, 2025 (the “2025 Annual MD&A”), each of which is available on SEDAR+ and EDGAR. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, the Corporation undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.

[ Algonquin | Liberty] 2026 Management Information Circular	7

Algonquin Power & Utilities Corp. Management Information Circular — Proxy Statement for the Annual Meeting of Common Shareholders to be held on Monday, June 29, 2026

Solicitation of proxies

We are sending you this Circular to solicit proxies by and on behalf of management of the Corporation for use at the Meeting. You are entitled to receive notice of and vote at the Meeting if you were a Shareholder of record as of the close of business on May 19, 2026. We encourage you to review this Circular and to exercise your right to vote.

You will also receive a proxy or voting instruction form in connection with the Meeting. The solicitation will be made primarily by mail, but proxies may also be solicited personally, in writing, or by telephone by employees or directors of Algonquin. We have also retained the services of Morrow Sodali (Canada) Ltd. (“Sodali & Co”) to assist in soliciting proxies by mail and telephone for estimated aggregate fees of approximately $45,000.

Our contractual arrangements with Sodali & Co provide for additional fees to be payable in certain circumstances. All costs of solicitation will be borne by the Corporation.

“Algonquin”, the “Corporation”, “we”, and “our” means Algonquin Power & Utilities Corp. unless otherwise indicated. “Shareholder”, “you”, and “your” means a holder of common shares (“Common Shares”) of Algonquin.

In this Circular, unless otherwise indicated, all references to “$” are to Canadian dollars and all references to “US$” are to U.S. dollars. The information in this Circular is presented as of May 19, 2026, unless otherwise stated.

Approval of this Circular

The board of directors has approved this Circular.

D. Randall Laney

Chair of the board of directors Algonquin Power & Utilities Corp.

May 19, 2026

It is important to vote your shares

Please submit your vote before the date indicated on your voting instruction form or, if voting by proxy, by no later than 11:00 a.m. (Eastern Time) on Thursday, June 25, 2026, or not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the time any adjourned meeting is reconvened or any postponed meeting is convened.

Voting
information

You are asked to vote on the following matters

The re-appointment of Ernst & Young LLP as the auditor of the Corporation for the ensuing year;

The election of directors for the ensuing year;

An amendment to the Performance and Restricted Share Unit Plan to increase the number of Common Shares reserved for issuance from treasury under such plan;

An advisory resolution to approve the approach to executive compensation disclosed in this Circular; and

Any other business that may be properly brought before the Meeting or any adjournment or postponement thereof.

A simple majority of the votes cast by proxy or at the Meeting will constitute approval of each matter voted on at the Meeting.

On May 19, 2026, the record date established for the Meeting, there were 769,665,544 outstanding Common Shares eligible to vote. All registered Shareholders as of the record date are entitled to vote at the Meeting, or any adjournment or postponement thereof, either at the Meeting or by proxy as described in this Circular.

To the knowledge of the directors and officers of the Corporation, as of the date of this Circular, the following persons or companies beneficially owned, directly or indirectly, or controlled or directed 10% or more of the Common Shares:

Person or Company	Number of Common Shares	Percentage of outstanding Common Shares represented by the number of Common Shares so owned, controlled, or directed, directly or indirectly

EdgePoint Investment Group Inc.	81,472,394	10.60% [1]

1.	Such information is based on EdgePoint Investment Group Inc.’s alternative monthly report dated April 10, 2026, which was filed on the Corporation’s SEDAR+ profile on April 10, 2026.

[ Algonquin | Liberty] 2026 Management Information Circular	9

Delivery of Meeting Materials

Notice-and-access

As permitted by the Canadian Securities Administrators and pursuant to an exemption from the management proxy solicitation requirement received by the Corporation from the Director appointed under the Canada Business Corporations Act, the Corporation is using “notice-and-access” to deliver proxy-related materials (such as this Circular and the Corporation’s 2025 Annual Report, containing the Corporation’s audited consolidated financial statements and the auditor’s report thereon and the 2025 Annual MD&A (the “Annual Report” and, together with this Circular, the “Meeting Materials”)) to Shareholders. Rather than receiving a paper copy of the Meeting Materials in the mail, Shareholders of record as of the record date for the Meeting have access to them online. Shareholders will receive a notice package (the “Notice Package”) containing information about the matters to be addressed at the Meeting and the notice-and-access process, a form of proxy (if you are a registered Shareholder) or a voting instruction form (if you are a non-registered Shareholder), and instructions on how to vote your Common Shares. Where a Shareholder has previously consented to electronic delivery, the Notice Package will be sent to the Shareholder electronically.

The Notice Package will be mailed to Shareholders from whom consent to electronic delivery has not been obtained. Shareholders are reminded to review this Circular prior to voting.

The Corporation anticipates that notice-and-access will directly benefit the Corporation through a substantial reduction in both postage and printing costs and will also promote environmental responsibility by decreasing the large volume of paper documents generated by printing Meeting Materials. Shareholders with questions regarding notice-and-access can call TSX Trust Company (“TSX Trust”), the Corporation’s transfer agent, toll-free at 1-888-433-6443.

Accessing the Meeting Materials electronically

Electronic copies of the Meeting Materials are available online at docs.tsxtrust.com/AQN, on SEDAR+ at www.sedarplus.ca, or on the EDGAR system (“EDGAR”) of the Securities and Exchange Commission (“SEC”) at www.sec.gov. All references to websites are for your information only. The information contained or linked through any website is not part of, and is not incorporated by reference into, this Circular.

How to request paper copies of the Meeting Materials

Shareholders may obtain paper copies of the Meeting Materials free of charge by following the instructions provided in the Notice Package or by emailing TSX Trust, the Corporation’s transfer agent, at tsxt-fulfilment@tmx.com or by calling TSX Trust toll- free at 1-888-433-6443 and 416-682 -3801. Shareholders may request paper copies of the Meeting Materials for up to one year from the date that this Circular was filed on SEDAR+. In order to receive paper copies of the Meeting Materials in advance of the deadline for submission of voting instructions and the date of the Meeting, your request must be received by TSX Trust, the Corporation’s transfer agent, by June 11, 2026.

Please note that if you request a paper copy of the Meeting Materials, you will not receive a new form of proxy or voting instruction form, and therefore you should retain the forms included in the Notice Package in order to vote.

Meeting information

Meeting date, time and format

The Meeting will be held on Monday, June 29, 2026, at 11:00 a.m. (Eastern Time). This year, we will be holding our Meeting in a virtual-only format, which will be conducted via live audio webcast. Registered Shareholders and their duly appointed proxyholders will have an equal opportunity to participate in the Meeting online, and engage with management and director nominees, ask questions and vote on matters described in the Circular regardless of their geographic location. The live audio webcast will be accessible online at https://meetings.lumiconnect.com/400-671-428-282, password: algonquin2026 (case sensitive).

Each year, the board considers the appropriate format for the Corporation’s annual meeting of Shareholders. Algonquin is pleased to embrace the latest technology to provide expanded access, improved communication, and cost savings for both Shareholders and Algonquin by holding this year’s meeting in a virtual format. The board believes the virtual meeting format provides the Corporation’s geographically dispersed Shareholders with an opportunity to engage with the board, and is accessible and available on any internet-connected device, be it phone, a tablet, or a computer, while affording the same rights available at a traditional, in-person meeting.

Attending the Meeting

The Meeting will be held in a virtual-only format, which will be conducted via live audio webcast. Shareholders will not be able to attend the Meeting in person.

Registered Shareholders and duly appointed proxyholders will be able to virtually attend, participate and vote at the Meeting. Registered Shareholders and duly appointed proxyholders who participate at the Meeting online will be able to listen to the Meeting, ask questions and vote, all in real time, provided they are connected to the internet and comply with all of the requirements set out on page 14 under the heading “Registered Shareholders — Voting at the virtual Meeting”. Non-registered Shareholders who have not duly appointed themselves as proxyholders may still attend the Meeting as guests. Guests will be able to listen to the Meeting but will not be able to vote at the Meeting. See “Non-Registered Shareholders — Voting at the virtual Meeting” on page 13. If you attend the Meeting, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting online and complete the related procedures.

Registered Shareholders, duly appointed proxyholders and guests, including non-registered Shareholders who have not duly appointed themselves as proxyholder, can log in at the Meeting as set out below. Guests can listen to the Meeting but are not able to vote.

■

Log in online at https://meetings.lumiconnect.com/400-671-428-282.

The virtual Meeting room will open one hour prior to the Meeting.
We recommend that you log in at least 15 minutes before the Meeting starts.

■	Click “Login” and then enter your Control Number (see below) and password: algonquin2026 (case sensitive).

-OR-

■	Click “Guest” and then complete the online form.

For any questions on joining or attending the Meeting or on voting procedures, please refer to the Virtual Meeting User Guide which is available on the Corporation’s website at www.algonquinpowerandutilities.com.

If you have any difficulties accessing the Meeting, please contact the Meeting administrator, Lumi, directly at support-ca@lumiglobal.com.

[Algonquin | Liberty] 2026 Management Information Circular	11

It is recommended that registered Shareholders and duly appointed proxyholders submit their questions as soon as possible during the Meeting so they can be addressed at the right time. Questions may be submitted in writing by using the relevant dialog box in the function “Ask a Question” during the Meeting. Written questions or comments submitted through the dialog box function will be read or summarized by a representative of the Corporation, after which the Chair of the Meeting or members of management present at the Meeting will respond. Questions relating to a matter to be voted on at the Meeting will be responded to before a vote is held on such matter, if applicable. Following termination of the formal business of the Meeting, the Corporation will address any appropriate general questions received from registered Shareholders and duly appointed proxyholders regarding the Corporation. Non-Registered Holders (as defined below) who have not duly appointed themselves as proxyholder will be able to attend the Meeting as guests, but will not be able to submit questions.

In order to facilitate a respectful and effective Meeting, only questions of general interest to all Shareholders will be answered. If several questions relate to the same or a very similar topic, the Corporation will group the questions and state that it has received similar questions. If there are any matters of individual concern to a Shareholder and not of general concern to all Shareholders, or if a question posed was not otherwise answered, such matters may be raised separately after the Meeting by contacting the Board as set out under the heading “Shareholder engagement” on page 92. For any questions asked but not answered at the Meeting, a representative of the Corporation will endeavour to follow-up with you after the Meeting.

In the event of a technical malfunction or other significant problem that disrupts the Meeting, the Chair of the Meeting may adjourn, recess or expedite the Meeting, or take such other action as the Chair determines is appropriate considering the circumstances.

Control Number

Registered Shareholders

The control number located on the form of proxy or in the e-mail notification you received is your “Control Number” for the purposes of logging in to the Meeting.

Duly appointed proxyholders

TSX Trust will provide proxyholders with a Control Number by email after the proxy voting deadline has passed and the proxyholder has been duly appointed and registered in accordance with the instructions provided under the heading “How to appoint a proxyholder” on page 14.

12

Voting instructions

You can vote your Common Shares by proxy or at the Meeting. Please follow the instructions in this section based on whether you are a registered or non-registered Shareholder. If you have questions or require assistance with voting your Common Shares, you may contact our proxy solicitation agent:

Sodali & Co

North American Toll-Free Number: 1-833-830-5974

Collect Calls Outside North America: 1-289-695-3075

Email: assistance@investor.sodali.com

Non-Registered Shareholders

You are a non-registered Shareholder (“Non-Registered Holder”) if you hold Common Shares through an intermediary such as a securities broker, trustee, financial institution, or depository.

Non-Registered Holders should carefully follow the instructions of their intermediaries and their intermediaries’ service companies regarding the voting process.

The Corporation has distributed copies of the materials related to the Meeting to intermediaries for further distribution to all Non-Registered Holders, including non-objecting beneficial owners (as defined in National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”)). Intermediaries are required to forward the materials related to the Meeting to Non-Registered Holders and seek voting instructions from them unless a Non-Registered Holder has waived the right to receive the materials related to the Meeting. Intermediaries often use service companies to forward the materials related to the Meeting to Non-Registered Holders. Algonquin will pay the fees and costs of intermediaries for their services in delivering the materials related to the Meeting to objecting beneficial owners (as defined in NI 54-101). Generally, Non-Registered Holders who have not waived the right to receive the materials related to the Meeting will:

■	be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the instructions on the form (which may, in some cases, permit the completion of the voting instruction form by internet or telephone); or

■	less typically, be given a proxy which has already been signed by the intermediary, restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder, but which has not otherwise been completed. The Non-Registered Holder who wishes to submit the proxy should properly complete and deposit it with the Corporation or TSX Trust, as described below. This proxy need not be signed by the Non-Registered Holder.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares which they beneficially own.

The Chair of the Meeting reserves the right to accept late proxies and to waive the cut-off date with or without notice, but is under no obligation to accept or reject any late proxy.

Non-registered Holders who do not object to their name being made known to the Corporation may be contacted by Sodali & Co, the Corporation’s proxy solicitors, to assist with voting their Common Shares directly by telephone however, Non-registered Holders are not required to vote in this manner.

Voting at the virtual Meeting

Non-Registered Holders who have not duly appointed themselves as proxyholder will not be able to vote at the Meeting but will be able to attend as guests. This is because we do not have unrestricted access to the names of our Non-Registered Holders. If you attend the Meeting, we may have no record of your shareholdings or entitlement to vote unless your intermediary has appointed you as a proxyholder.

Should a Non-Registered Holder who receives a proxy signed by the intermediary wish to attend and vote at the virtual Meeting (or have another person attend and vote on their behalf), the Non-Registered Holder should follow the instructions for voting at the virtual Meeting that are provided on the voting instruction form, or form of proxy, as applicable, and refer to the instructions set out under the heading, “How to appoint a proxyholder” on page 14.

Changing your vote

If you have already sent your completed voting instruction form to your intermediary and you change your mind about your voting instructions, or want to vote at the Meeting, contact your intermediary to find out whether this is possible and what procedure to follow.

[Algonquin | Liberty] 2026 Management Information Circular	13

Registered Shareholders

You are a registered Shareholder if you have a share certificate for Common Shares and they are registered in your name or if you hold Common Shares through direct registration. If you are a registered Shareholder, you will receive a form of proxy in the Notice Package.

Voting by proxy

Voting by proxy means you are giving the person or persons named in your form of proxy the authority to attend the Meeting, or any adjournment or postponement, and vote your Common Shares for you. Please mark your vote, sign, date, and follow the return instructions provided in the form of proxy. By doing this, you are giving the directors or officers of Algonquin who are named in the form of proxy the authority to vote your Common Shares at the Meeting, or any adjournment or postponement thereof.

You can choose another person or company to be your proxyholder, including someone who is not a Shareholder. You can do so by following the instructions set out under the heading “How to appoint a proxyholder” that follow.

Voting at the virtual Meeting

You do not need to complete or return your form of proxy if you intend to vote at the Meeting. Simply follow the instructions set out under the heading “Meeting Information — Attending the Meeting” on page 11, to attend the Meeting online and complete a ballot online during the Meeting.

Changing your vote

A registered Shareholder who has submitted a proxy may revoke the proxy by delivering a signed instrument in writing, including another proxy bearing a later date, executed by the registered Shareholder or his or her attorney authorized in writing or, if the registered Shareholder is a corporation, by an officer or attorney thereof duly authorized, by depositing such instrument with TSX Trust before the deadline for filing proxies, or in any other manner permitted by law. The revocation of a proxy does not, however, affect any matter on which a vote has been taken prior to the revocation.

If you have followed the process for attending and voting at the Meeting online, voting at the Meeting online will revoke your previous proxy.

How your proxy will be voted

On the form of proxy, you can indicate how you want your proxyholder to vote your Common Shares, or you can let your proxyholder decide for you. If you have specified on the form of proxy how you want your Common Shares to be voted on a particular item, then your proxyholder must follow your instructions. If you have not specified on the form of proxy how you want your Common Shares to be voted on a particular item, then your proxyholder can vote your Common Shares as he or she sees fit.

Processing the votes

Proxies are counted by our transfer agent, TSX Trust. TSX Trust respects the confidentiality of individual Shareholder votes except if the Shareholder clearly intends to communicate his or her individual position to the board or management, or disclosure is necessary to comply with legal requirements.

How to appoint a proxyholder

The following applies to Shareholders who wish to appoint a person (a “third-party proxyholder”) other than the management nominees identified on the form of proxy or voting instruction form as proxyholder, including Non-Registered Holders who wish to appoint themselves as proxyholder to attend and vote at the Meeting.

Shareholders who wish to appoint a third-party proxyholder to attend the Meeting as their proxyholder and vote their Common Shares MUST submit their form of proxy or voting instruction form, as applicable, appointing that person as proxyholder AND register that proxyholder online, as described below.

14

Registering your proxyholder is an additional step to be completed AFTER you have submitted your form of proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a Control Number that is required to vote at the Meeting and only being able to attend as a guest.

■	Step 1 – Submit your form of proxy or voting instruction form

To appoint a third-party proxyholder, insert that person’s name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. This must be completed before registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form.

If you are a Non-Registered Holder and wish to vote at the Meeting, you must insert your own name in the space provided on the voting instruction form sent to you by your intermediary, follow all of the applicable instructions provided by your intermediary AND register yourself as your proxyholder, as described below. By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary.

■	Step 2 – Register your proxyholder

To register a third-party proxyholder, Shareholders must call 1-866-751-6315 (within North America) or 416-682-3860 (outside North America) by no later than 11:00 a.m. (Eastern Time) on June 25, 2026, and provide TSX Trust with the required proxyholder contact information so that TSX Trust may provide the third-party proxyholder with a Control Number via email. Without a Control Number, the third-party proxyholder will not be able to vote at the Meeting and will only be able to attend as a guest. Alternatively, a duly appointed proxyholder may request a Control Number by completing a form online using the following link https://www.tsxtrust.com/control-number-request.

Non-Registered Holders in the United States

If you are a Non-Registered Holder located in the United States and wish to vote at the Meeting or, if permitted, appoint a third-party proxyholder, you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to TXS Trust. Requests for registration from Non-Registered Holders located in the United States that wish to vote at the Meeting or, if permitted, appoint a third-party proxyholder must be sent by e-mail or by courier to: proxyvote@tmx.com (if by email), or TSX Trust Company, Attn: Proxy Department, P.O. Box 721, Agincourt, Ontario, Canada M1S 0A1 (if by courier), and in both cases, must be labeled “Legal Proxy” and received no later than the voting deadline of 11:00 a.m. (Eastern Time) on June 25, 2026.

Voting results

Following the Meeting, a report on the voting results will be filed with securities regulators on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

If you are unable to attend the virtual Meeting

If you are unable to attend the virtual Meeting, your voting instructions must be received before the date indicated on your voting instruction form or, if voting by proxy, by no later than 11:00 a.m. (Eastern Time) on June 25, 2026, or not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the time any adjourned meeting is reconvened or any postponed meeting is convened.

You may vote by proxy using one of the following methods:

Email: proxyvote@tmx.com

Touch-tone telephone: 1-888-489-7352

Facsimile: 416-607-7964
Internet: www.meeting-vote.com

Mail: TSX Trust Company Proxy Department P.O. Box 721, Agincourt, Ontario, Canada M1S 0A1

[Algonquin | Liberty] 2026 Management Information Circular	15

Matters to be acted upon at the Meeting

1.	Receipt of financial statements

The Corporation’s audited consolidated financial statements for the year ended December 31, 2025 and the report of the auditor thereon will be placed before the Shareholders at the Meeting. The audited consolidated financial statements of the Corporation for the year ended December 31, 2025 are included in the Annual Report. Electronic copies of the Annual Report are available at www.meetingdocuments.com/tsxt/AQN, on Algonquin’s website at www.algonquinpower.com, on SEDAR+ at www.sedarplus.ca, and on EDGAR at www.sec.gov.

2.	Appointment of auditor

The Audit & Finance Committee of the board has reviewed the performance of Ernst & Young LLP, including its independence relating to the audit, and recommends the re-appointment of Ernst & Young LLP as the independent external auditor of the Corporation for the ensuing year. Ernst & Young LLP has been the auditor of the Corporation since 2013.

The aggregate fees billed by Ernst & Young LLP during the years ended December 31, 2025 and December 31, 2024 were as follows:

Services	2025 fees	2024 fees
Audit fees[1]	$4,604,300	$5,497,325
Audit-related fees[2]	$300,883	$1,299,939
Tax fees[3]	$3,118,411	$1,025,486
Other fees[4]	$51,000	$51,000
Total	$8,074,594	$7,873,750

1.	For professional services rendered for audit or review or services in connection with statutory or regulatory filings or engagements.

2.	For assurance and related services that are reasonably related to the performance of the audit or review of Algonquin’s financial statements and not reported under Audit fees, including audit procedures related to regulatory commission filings.

3.	For tax advisory, compliance, and planning services.

4.	For all other products and services provided by Algonquin’s external auditor.

In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote FOR the appointment of Ernst & Young LLP as the auditor of the Corporation until the end of the next annual meeting of Shareholders or until a successor is appointed.

16

3.	Election of directors

The Corporation’s Articles of Incorporation provide that the board is to consist of a minimum of three and a maximum of 20 directors. The number of directors to be elected at the Meeting is nine (9). The nine (9) individuals nominated for election as directors are listed in the “Director nominees” section beginning on page 19 of this Circular. Directors are elected annually for a term ending at the conclusion of the next annual meeting of Shareholders.

Management does not anticipate that any of the nominees will be unable to serve as a director. If that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee at their discretion.

The Corporation has a by-law in place setting out advance notice requirements for the nomination of directors (the “Advance Notice By-Law”). The purposes of the Advance Notice By-Law are to: (i) facilitate an orderly and efficient process for the nomination and election of directors by Shareholders; (ii) ensure that all Shareholders receive adequate notice of director nominations and sufficient information with respect to all nominees; and (iii) allow Shareholders to make an informed vote on the election of directors after having been afforded reasonable time for appropriate deliberation.

The Advance Notice By-Law fixes a deadline by which Shareholders must submit nominations for election of directors prior to any meeting of Shareholders at which directors are to be elected and sets forth the information that a Shareholder must include in the notice to the Corporation in order for a nominee to be eligible for election as a director. The deadline for the receipt of nominations for election of directors at the Meeting is May 20, 2026.

The Advance Notice By-Law prescribes the proper written form for a Shareholder’s notice as well as additional requirements in connection with nominations. A copy of the Advance Notice By-Law is available on the Corporation’s website at www.algonquinpower.com and on SEDAR+ at www.sedarplus.ca. No person nominated for election by a Shareholder will be eligible for election as a director unless nominated in accordance with the provisions of the Advance Notice By-Law. The board may, in its sole discretion, waive any requirements of the Advance Notice By-Law.

In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote FOR the election as directors the proposed nominees whose names are set out in the “Director nominees” section of this Circular starting on page 19.

4.	Amendment to the Share Unit Plan

The board adopted the Performance and Restricted Share Unit Plan for Employees of Algonquin Power & Utilities Corp. and its Participating Affiliates (the “Share Unit Plan”) effective January 2011. The Share Unit Plan was most recently amended with the approval of Shareholders in 2024. Among the amendments made in 2024 was an increase to the number of Common Shares reserved for issuance from treasury under the Share Unit Plan from 7,000,000 to 14,000,000. Shareholders approved this increase at the annual meeting of Shareholders held on June 4, 2024.

At the Meeting, Shareholders will be asked to consider and, if thought advisable, pass a resolution in the form below (the “Share Unit Plan Amendment Resolution”) to approve an amendment to the Share Unit Plan to increase the maximum number of Common Shares issuable from treasury under the Share Unit Plan from 14,000,000 to 29,000,000. The purpose of the proposed increase is to allow the Corporation to continue to use performance share units (“PSUs”) and restricted share units (“RSUs”) as components of long-term compensation. Information on the Share Unit Plan’s dilution, burn rate, and overhang for the last three years is shown on page 69. As of May 19, 2026, 4,569,107 Common Shares have been issued from treasury under the Share Unit Plan, representing approximately 0.59% of the outstanding Common Shares, and there were 9,430,893 Common Shares remaining available for issuance from treasury under the Share Unit Plan. As of May 19, 2026, there was an aggregate of 6,591,551 PSUs and RSUs outstanding which, if vested at target (in the case of PSUs) and settled in Common Shares issued from treasury, would result in the issuance of an equal number of Common Shares, or approximately 0.86% of the issued and outstanding Common Shares.

The TSX has conditionally approved this amendment, subject to approval by Shareholders at the Meeting.

The Share Unit Plan is described in more detail under the heading, “The Share Unit Plan” beginning on page 65 and, as proposed to be amended, in Schedule “B” – Description of the Share Unit Plan. A blacklined version of the Share Unit Plan showing all proposed amendments is attached as Schedule “C”.

[Algonquin | Liberty] 2026 Management Information Circular	17

At the meeting, Shareholders will have the opportunity to vote on the Share Unit Plan Amendment Resolution, as follows:

“RESOLVED that:

1.	the Performance and Restricted Share Unit Plan for Employees of Algonquin Power & Utilities Corp. (the “Corporation”) and its Participating Affiliates (the “Share Unit Plan”) be amended as set out in Schedule “C” to the Management Information Circular of the Corporation for the annual meeting of shareholders held on June 29, 2026, to increase the maximum number of common shares of the Corporation (the “Common Shares”) issuable from treasury upon the vesting and settlement of performance share units and restricted share units issued under the Share Unit Plan from 14,000,000 Common Shares to 29,000,000 Common Shares; and

2.	any director or officer of the Corporation is authorized and directed for and on behalf of the Corporation to enter into, execute, and deliver all such instruments, agreements, and documents, including all notices, consents, applications, acknowledgements, certificates, and other instruments (herein the “Instruments”) and do, or cause to be done, all such other acts and things (herein “Acts”) as may be necessary or desirable for the purpose of giving effect to the foregoing resolutions or to comply with any Instrument or Act, and such Instruments and Acts authorized and approved by these resolutions shall constitute valid and binding obligations of the Corporation, and the performance by the Corporation under such Instruments and pursuant to such Acts is hereby authorized.”

In order to be effective, the Share Unit Plan Amendment Resolution must be approved by a simple majority of the votes cast by Shareholders in respect thereof at the Meeting. If Shareholders do not approve the Share Unit Plan Amendment Resolution, the maximum number of Common Shares issuable from treasury under the Share Unit Plan will remain at 14,000,000.

The board has determined that the proposed amendment to the Share Unit Plan is in the best interest of the Corporation and the Shareholders and recommends that Shareholders vote FOR the Share Unit Plan Amendment Resolution.

In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote FOR the Share Unit Plan Amendment Resolution.

5.	Advisory vote on executive compensation

The board has adopted a policy to provide Shareholders with an annual advisory vote on executive compensation based on the model “Say on Pay” policy for boards of directors published by the Canadian Coalition for Good Governance. Shareholders voted 82.87% in favour of the board’s approach to executive compensation at the 2025 annual meeting of Shareholders.

The board believes that Shareholders should have the opportunity to fully understand the objectives, philosophy, and principles the board has used in its approach to executive compensation decisions and to have an advisory vote on the board’s approach to executive compensation.

Shareholders should review the “HRCC’s Letter to Shareholders” beginning on page 52, the “Corporate governance practices” section beginning on page 32, and the “Compensation governance” section beginning on page 38 of this Circular before voting on this matter. The “Compensation discussion and analysis” section beginning on page 56 discusses the board’s compensation philosophy and approach to executive compensation, the compensation of our named executive officers (“Named Executive Officers” or “NEOs”, as defined under the heading “Named Executive Officer compensation” on page 59), and how their compensation is determined. This disclosure has been approved by the board on the recommendation of the board’s Human Resources and Compensation Committee (“HRCC”).

We encourage any Shareholder who has comments on the board’s approach to executive compensation to forward these comments to the Chair of the HRCC at Algonquin Power & Utilities Corp., 354 Davis Road, Suite 100, Oakville, Ontario, Canada L6J 2X1, Attention: Corporate Secretary, or by email to corporatesecretary@apucorp.com.

At the Meeting, Shareholders will have the opportunity to vote on the board’s approach to executive compensation through consideration of the following advisory resolution:

1.	“RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders of Algonquin Power & Utilities Corp. (the “Corporation”) accept the approach to executive compensation disclosed in the Management Information Circular of the Corporation delivered in advance of the June 29, 2026 annual meeting of the shareholders of the Corporation.”

As this is an advisory vote, the results will not be binding on the board. However, the board will take into account the results of the vote, together with feedback received from Shareholders, in considering its approach to executive compensation in the future.

In the absence of a contrary instruction, the persons designated in the form of proxy intend to vote FOR the advisory resolution on executive compensation.

18

Director nominees

The following pages set forth the name and background information of the nine (9) persons proposed for nomination for election as directors, including the name and jurisdiction of residence of such person, the person’s principal occupation or employment for the past five years, a summary of his or her experience, the year such person was first elected as a director, the director’s attendance at meetings of the board and its committees in 2025, other public company directorships held during the last five years, and the number and value of Common Shares and Deferred Share Units (“DSUs”) beneficially owned, directly or indirectly, or over which control or direction is exercised, by such person. The aggregate number of Common Shares held by the director nominees as of May 19, 2026 is 195,331, which represents approximately 0.0254% of the issued and outstanding Common Shares as of such date.

Director equity ownership guideline

Non-employee directors are subject to the Non-Employee Director Equity Ownership Guideline. This guideline requires each non-employee director to hold an equity interest in the Corporation worth four times the annual director retainer or annual Board Chair retainer, as applicable, by the later of: (i) the fifth anniversary of his or her appointment or election to the board; or (ii) the third anniversary of the most recent increase in the annual director retainer or Board Chair retainer, as applicable. Notwithstanding the preceding sentence, if a non-employee director’s equity ownership falls below the guideline amount due to a decline in the market price of the Common Shares, such director will have three years to restore compliance. During such three-year period, such director’s equity holdings will be valued at the higher of acquisition cost or market value. If a non-employee director does not comply with the guideline by the applicable deadline, such director must use up to one-third of the cash portion of the annual retainer to purchase additional Common Shares. In addition, the HRCC may require such director to elect to receive up to one-third of the annual retainer otherwise payable in cash in the form of DSUs.

Compliance with the Non-Employee Director Equity Ownership Guideline is measured as of the first trading day of the year (i.e., January 2, 2026). Based on the values of the annual director retainer and Board Chair retainer in effect on that date, the equity ownership requirement applicable to the Board Chair is $1,813,284 and to each other non-employee director is $1,318,752.

For non-employee directors, Common Shares and DSUs are considered equity holdings for the purposes of determining compliance with the Non-Employee Director Equity Ownership Guideline. The numbers of Common Shares and DSUs shown in the director nominee profiles beginning on page 22 are as of January 2, 2026 and, in accordance with the Non-Employee Director Equity Ownership Guideline, are valued using the volume-weighted average price of the Common Shares on the TSX for the 20 trading days prior to that date, which was $8.4055. The equity ownership requirements outlined above and shown in the director nominee profiles have been converted to Canadian dollars using a rate of $1.3737/US$1.00 as of January 2, 2026.

The equity ownership target for Mr. West, who is also a member of management and therefore subject to the Executive Equity Ownership Guideline, is seven times his base salary in effect as of January 2, 2026, or $8,750,000. See “Executive Equity Ownership Guideline” starting on page 73.

[Algonquin | Liberty] 2026 Management Information Circular	19

Majority voting for election of directors

In 2022, the Canada Business Corporations Act was amended to codify a majority voting standard for the election of directors of federal corporations (the “CBCA Majority Voting Requirements”). These amendments allow shareholders of federal corporations (such as Algonquin) to vote “for” or “against” each director nominee in an election where the number of nominees is equal to the number of directors to be elected (referred to as an “uncontested election”). Prior to the amendments, shareholders could only cast their votes “for” a director nominee or “withhold” them from a director nominee, which meant that a nominee could have been elected as a director with less than a majority of votes cast in his or her favour. To address this issue, prior to the amendments coming into force, the Corporation had implemented a majority voting policy which required a director to offer to resign if he or she received more “withhold” votes than “for” votes in an uncontested election.

The CBCA Majority Voting Requirements require that in an uncontested election of directors, in order for a nominee to be elected as a director, they must receive more votes in favour of their election than against. If a nominee fails to receive a majority of votes in favour of their election, they will not be elected, though they may continue to serve up to 90 days after the applicable meeting of Shareholders. During the period in which the majority voting policy was in place and since the 2022 amendments to the Canada Business Corporations Act, all director nominees have received a majority “for” vote at meetings of Shareholders.

As of the date of this Circular, the board and management believe that the election of directors at the Meeting will be an uncontested election. In that case, each director nominee will only be elected to the board if he or she receives more “for” votes than “against” votes at the Meeting.

The Corporation will issue a news release after the Meeting disclosing the detailed voting results for each director nominee.

20

Director skills matrix

The Corporate Governance Committee has developed the director skills matrix set out below. The skills matrix is reviewed annually by the Corporate Governance Committee to reflect the expertise, experience, and competencies that it believes are necessary for the board as a whole to possess as the Corporation’s needs evolve. The chart below shows the areas of expertise, experience, and competency that the nominees have indicated they bring to the board.

[Algonquin | Liberty] 2026 Management Information Circular	21

Director nominee profiles

■ Edina, Minnesota, United States
■ Age 59
■ Director since 2024
■ Independent

Key skills and experience
Legal/regulatory
Stakeholder engagement
Utility/energy operations
Strategy
Human resources/executive compensation
Accounting/financial reporting
Capital markets and transactions
Sustainability
Cyber/physical security

Brett C. Carter

Brett Carter formerly served as the Executive Vice President and Group President, Utilities and Chief Customer Officer of Xcel Energy Inc. (“Xcel”), a major U.S. electric and natural gas delivery company, from March 2022 to December 2023. He served as Xcel’s Executive Vice President and Chief Customer and Innovation Officer from May 2018 to March 2022. Prior to that, Mr. Carter served as Senior Vice President and Shared Services Executive, Global Technology and Operations, at Bank of America Corporation (“BAC”), a global financial services firm, from October 2015 to May 2018, and as Senior Vice President and Chief Operating Officer, Global Technology and Operations, at BAC from March 2015 to October 2015. Before joining BAC, Mr. Carter held several leadership roles at Duke Energy Corporation (“Duke”) from 2005 to 2015, including as Senior Vice President and Chief Distribution Officer, Duke Energy Operations, from 2013 to March 2015. Prior to that, he served as President, Duke Energy Carolinas, as Senior Vice President, Customer Origination and Customer Service, and Vice President, Residential and Small Business Customers at Duke.

Mr. Carter holds a Bachelor of Science in accounting from Clarion University of Pennsylvania and a Master of Business Administration with a concentration in marketing from the University of Pittsburgh. He has also completed the Advanced Management Program at Harvard Business School.

Board and committee meeting attendance:
23 of 23 meetings			100%
Board			11 of 11
Corporate Governance Committee			5 of 5
HRCC			7 of 7[1]
Voting results for 2025:
For			96.47%
Against			3.53%
Other public company directorships:
Landis + Gyr Group AG		2025 to present
Common Shares and share equivalents:
Common Shares	2,071	Value	$17,408
DSUs	40,788	Value	$342,842
		Total Value	$360,250
Equity ownership requirement achieved:			27%
Required value			$1,318,752
Status	Target to be met by April 18, 2029

1.	Mr. Carter became Chair of the HRCC on June 3, 2025.

■ West Vancouver, British Columbia, Canada
■ Age 52
■ Director since 2022
■ Independent

Key skills and experience
Stakeholder engagement
Strategy
Human resources/executive compensation
Accounting/financial reporting
Capital markets and transactions
Risk management
Cyber/physical security

Amee Chande

Amee Chande is a corporate director and strategy consultant. Ms. Chande is a senior advisor to leading companies in the mobility sector such as ChargePoint and Skyways. From December 2018 to October 2019, Ms. Chande was Chief Commercial Officer for Waymo, Google’s self-driving car project, where she was responsible for defining the overall strategy and laying the foundation for a strong commercial business. From 2015 to 2018, she was a Managing Director at Alibaba Group where she was the first senior executive hired to lead globalization. Ms. Chande has also held divisional Managing Director and Chief Executive Officer roles at global retailers including Tesco, Staples, and Wal-Mart, in both Europe and the United States. She began her career as a strategy consultant with McKinsey & Company. Ms. Chande is an adjunct professor at the University of British Columbia and is an active volunteer with the World Association of Girl Guides and Girl Scouts.

Ms. Chande holds a Bachelor of Business Administration from Simon Fraser University, a Master of Science from the London School of Economics, and a Master of Business Administration from Harvard Business School.

Board and committee meeting attendance:
22 of 23 meetings			95.65%
Board			11 of 11
Risk Committee			5 of 5
HRCC			6 of 7
Voting results for 2025:
For			99.53%
Against			0.47%
Other public company directorships:
Fortune Brands Innovations, Inc		2023 to present
Air Canada		2020 to present
Signature Aviation plc		2018 to 2021
Common Shares and share equivalents:
Common Shares	25,700	Value	$216,021
DSUs	79,016	Value	$664,167
		Total Value	$880,188
Equity ownership requirement achieved:			64%
Required value			$1,318,752
Status	Target to be met by June 2, 2027

[Algonquin | Liberty] 2026 Management Information Circular	23

■ Farmington, Arkansas, United States
■ Age 71
■ Director since 2017
■ Independent

Key skills and experience
Legal/regulatory
Stakeholder engagement
Strategy
Human resources/executive compensation
Accounting/financial reporting
Capital markets and transactions
Risk management
Sustainability

D. Randall Laney

D. Randy Laney was Chairman of the board of directors of the Empire District Electric Company (“Empire”) from 2009 to 2017. He joined the board of directors of Empire in 2003 and served as the Non-Executive Vice Chairman from 2008 to 2009 and Non-Executive Chairman from April 23, 2009 until Algonquin’s acquisition of Empire on January 1, 2017.

Mr. Laney, semi-retired since 2008, held numerous senior-level positions with both public and private companies during his career, including 23 years with Wal-Mart Stores, Inc. in various executive positions including Vice President of Finance, Benefits and Risk Management and Vice President of Finance and Treasurer. In addition, Mr. Laney has provided strategic advisory services to both private and public companies and served on numerous profit and not-for-profit boards. Mr. Laney brings significant management and capital markets experience, and strategic and operational understanding to the board.

Mr. Laney holds a Bachelor of Science and a Juris Doctor from the University of Arkansas.

Board and committee meeting attendance:
11 of 11 meetings			100%
Board			11 of 11
Voting results for 2025:
For			99.22%
Against			0.78%
Other public company directorships:			None
Common Shares and share equivalents:
Common Shares	31,295	Value	$263,049
DSUs	136,484	Value	$1,147,212
		Total Value	$1,410,261
Equity ownership requirement achieved:			78%
Required value			$1,813,284
Status	Target to be met by January 1, 2028

■ Toronto, Ontario, Canada
■ Age 51
■ Director since 2024
■ Independent

Key skills and experience
Legal/regulatory
Stakeholder engagement
Strategy
Human resources/executive compensation
Accounting/financial reporting
Capital markets and transactions
Risk management

David Levenson

David Levenson is co-founder of Genesis Financial, a private investment firm. Previously, he was the global head of Brookfield Special Investments and Managing Partner at Brookfield Asset Management until March 2023. He joined Brookfield in 2004 and was Chief Investment Officer of its infrastructure business as well as head of its U.S. private equity activities before starting and leading Brookfield Special Investments.

Mr. Levenson holds a Bachelor of Commerce from McGill University and a Master of Business Administration from Harvard Business School and is a Chartered Financial Analyst.

Board and committee meeting attendance
22 of 23 meetings			95.65%
Board			10 of 11
Audit & Finance Committee			7 of 7
Corporate Governance Committee			5 of 5
Voting results for 2025:
For			98.09%
Against			1.91%
Other public company directorships:
Chorus Aviation Inc.		2022 to 2024
Common Shares and share equivalents:
Common Shares	62,000	Value	$521,139
DSUs	55,307	Value	$464,881
		Total Value	$986,020
Equity ownership requirement achieved:			75%
Required value			$1,318,752
Status	Target to be met by February 1, 2029

[Algonquin | Liberty] 2026 Management Information Circular	25

■ Calgary, Alberta, Canada
■ Age 52
■ Director since 2024
■ Independent

Key skills and experience
Legal/regulatory
Stakeholder engagement
Utility/energy operations
Strategy
Human resources/executive compensation
Accounting/financial reporting
Capital markets and transactions
Risk management
Sustainability
Cyber/physical security

Christopher F. Lopez

Christopher Lopez served as Executive Vice President, Chief Financial and Regulatory Officer at Hydro One Limited (“Hydro One”), an electricity transmission and distribution company, from April 2023 until June 2024. Mr. Lopez joined Hydro One in 2016 and served as its Chief Financial Officer from May 2019 to April 2023, Acting Chief Financial Officer from September 2018 to May 2019, and Senior Vice President, Finance, from 2016 to 2018. Prior to that, Mr. Lopez served as Vice President, Corporate Planning and Mergers & Acquisitions at TransAlta Corporation (“TransAlta”), a clean energy solutions company, from 2011 to 2015, as Director of Operations Finance at TransAlta from 2007 to 2011, and in various senior financial roles with TransAlta from 1999 to 2007. At the start of his career, he worked as a financial accountant following the completion of the Graduate Leadership Development Program with Rio Tinto Group.

Mr. Lopez holds a Bachelor of Business degree from Edith Cowan University in Australia and is a Chartered Accountant. He is a Graduate member of the Australian Institute of Company Directors and has completed the CFO Leadership Program at Harvard Business School.

Board and committee meeting attendance:
22 of 23 meetings			95.65%
Board			10 of 11
Audit & Finance Committee			7 of 7
Risk Committee			5 of 5
Voting results for 2025:
For			99.53%
Against			0.47%
Other public company directorships:
Stantec Inc.		2025 to Present
Common Shares and share equivalents:
Common Shares	2,850	Value	$23,956
DSUs	69,548	Value	$584,584
		Total Value	$608,540
Equity ownership requirement achieved:			46%
Required value			$1,318,752
Status	Target to be met by June 4, 2029

■ New York, New York, United States
■ Age 42
■ Director since 2025
■ Independent

Key skills and experience
Stakeholder engagement
Utility/energy operations
Strategy
Human resources/executive compensation
Accounting/financial reporting
Capital markets and transactions
Risk management
Sustainability

Gavin Molinelli

Gavin Molinelli is a Senior Partner and Portfolio Manager of Starboard Value LP. Mr. Molinelli has extensive public company board experience, having served on boards through his role at Starboard Value LP. Prior to Starboard Value LP’s formation in 2011, Mr. Molinelli was a Director and an Investment Analyst at Ramius LLC for the funds that comprised the Value and Opportunity investment platform. Previously, Mr. Molinelli was an analyst in the Technology Investment Banking group at Banc of America Securities LLC.

Mr. Molinelli received a B.A. in Economics from Washington and Lee University.

Board and committee meeting attendance:
12 of 13 meetings			92.31%
Board			6 of 6[1]
Corporate Governance Committee			2 of 2[2]
Risk Committee			1 of 2[3]
Voting results for 2025:
For			99.44%
Against			0.56%
Other public company directorships:
Acacia Research Corporation		2022 to Present
Common Shares and share equivalents:
Common Shares	Nil	Value	$0
DSUs	25,727	Value	$216,248
		Total Value	$216,248
Equity ownership requirement achieved:			16%
Required value			$1,318,752
Status	Target to be met by May 20, 2030
1.	Mr. Molinelli was appointed to the board effective May 20, 2025.

2.	Mr. Molinelli became a member of the Corporate Governance Committee on May 20, 2025.

3.	Mr. Molinelli became a member of the Risk Committee on June 3, 2025.

[Algonquin | Liberty] 2026 Management Information Circular	27

■ Las Vegas, Nevada, United States
■ Age 70
■ Director since 2014
■ Independent

Key skills and experience
Legal/regulatory
Stakeholder engagement
Utility/energy operations
Strategy
Human resources/executive compensation
Accounting/financial reporting
Capital markets and transactions
Risk management

Dilek Samil

Dilek Samil has over 30 years of finance, operations, and business experience in both the regulated energy utility sector as well as wholesale power production. Ms. Samil joined NV Energy as Chief Financial Officer and, upon retirement, was Executive Vice President and Chief Operating Officer. Prior to her role at NV Energy, Ms. Samil gained considerable experience in generation and system operations as President and Chief Operating Officer for Cleco Power. Ms. Samil also served as Cleco Power’s Chief Financial Officer and led the company’s efforts in the restructuring of its wholesale and power trading activities. Prior to NV Energy and Cleco Power, Ms. Samil spent close to 20 years at NextEra where she held positions of increasing responsibility, primarily in the finance area.

Ms. Samil holds a Bachelor of Science from the City College of New York and a Master of Business Administration from the University of Florida.

Board and committee meeting attendance:
25 of 25 meetings			100%
Board			11 of 11
Audit & Finance Committee			7 of 7
HRCC			7 of 7
Voting results for 2025:
For			99.43%
Against			0.57%
Other public company directorships:			None
Common Shares and share equivalents:
Common Shares	Nil	Value	$0
DSUs	159,463	Value	$1,340,361
		Total Value	$1,340,361
Equity ownership requirement achieved:			102%
Required value			$1,318,752
Status			Target met

■ Austin, Texas, United States
■ Age 66
■ Director since 2025
■ Independent

Key skills and experience
Legal/regulatory
Stakeholder engagement
Utility/energy operations
Strategy
Human resources/executive compensation
Accounting/financial reporting
Risk management
Cyber/physical security

DeAnn Walker

DeAnn Walker was Chairman of the Public Utility Commission of Texas (the “Texas PUC”) from September 2017 through March 2021. During her tenure at the Texas PUC, she served on the board of directors of the Electric Reliability Council of Texas and the Texas Reliability Entity, as well as on the Regional State Committee of the Southwest Power Pool. From January 2015 until her appointment to the Texas PUC, Ms. Walker served in Governor Abbott’s Policy Division. Prior to joining the Governor’s office, she was an Associate General Counsel and Director of Regulatory for CenterPoint Energy Houston Electric. Ms. Walker began her career at the Texas PUC in the General Counsel division and as an Administrative Law Judge.

Ms. Walker holds a Bachelor of Business Administration degree from Southern Methodist University and a Juris Doctor from South Texas College of Law.

Board and committee meeting attendance:
11 of 11 meetings			100%
Board			6 of 6[1]
Audit & Finance Committee			2 of 2[2]
HRCC			3 of 3[3]
Voting results for 2025:
For			99.51%
Against			0.49%
Other public company directorships:			None
Common Shares and share equivalents:
Common Shares	Nil	Value	$0
DSUs	6,050	Value	$50,853
		Total Value	$50,853
Equity ownership requirement achieved:			4%
Required value			$1,318,752
Status	Target to be met by June 3, 2030
1.	Ms. Walker was elected to the board on June 3, 2025.

2.	Ms. Walker became a member of the Audit & Finance Committee on June 3, 2025.

3.	Ms. Walker became a member of the HRCC on June 3, 2025.

[Algonquin | Liberty] 2026 Management Information Circular	29

■ New Orleans, Louisiana, United States
■ Age 57
■ Director since 2025
■ Non-Independent

Key skills and experience
Legal/regulatory
Stakeholder engagement
Utility/energy operations
Strategy
Human resources/executive compensation
Capital markets and transactions
Risk management
Sustainability
Cyber/physical security

Roderick West

Roderick West is the Chief Executive Officer of the Corporation, effective March 7, 2025. Previously, Mr. West served as Group President, Utility Operations for Entergy Corporation (“Entergy”) from 2017 until January 2025. In that role, he was responsible for the operational and financial performance of Entergy’s five operating companies. He oversaw the company’s electric and natural gas distribution, customer service operations, the utility’s engagement with state and local regulators, and regulated retail commercial development and innovation. From 2010 until 2017, Mr. West served as Executive Vice President and Chief Administrative Officer at Entergy, where his responsibilities included the company’s shared services functions supporting utility, nuclear, and wholesale operations, including finance operations, supply chain, business processes, administrative services, information technology, human resources and administration, federal policy, regulatory and governmental affairs, and corporate communications. Mr. West also led the development and execution of the company’s environmental strategy. As president and CEO of Entergy New Orleans from 2007 to 2010, Mr. West led the company’s post-Hurricane Katrina rebuild. He helped lead Entergy’s ongoing effort to replace nearly 850 miles of underground pipe damaged after Hurricane Katrina, an effort recognized as the 2009 Global Infrastructure Project of the Year by Platts Global Energy Awards.

Mr. West earned his Juris Doctor and MBA from Tulane University. Mr. West also has a bachelor’s degree from the University of Notre Dame.

Board and committee meeting attendance:
8 of 8 meetings			100%
Board			8 of 8[1]
Voting results for 2025:
For			99.53%
Against			0.47%
Other public company directorships:
Essential Utilities, Inc.		2023 to February 2025
Common Shares and share equivalents:
Common Shares	71,415	Value	$600,277
DSUs	Nil	Value	$0
Vested RSUs	0	Value	$0
		Total Value	$600,277
Equity ownership requirement achieved:			6.9%
Required value			$8,750,000
Status	Target to be met by March 7, 2030
1.	Mr. West was appointed to the board effective March 13, 2025.

Meeting attendance

The following table sets out the attendance in 2025 of each director nominee at meetings of the board and the respective committees noted:

					Corporate
			Audit & Finance		Governance				Risk
Name	Board		Committee		Committee		HRCC		Committee
Brett C. Carter	11/11	100%	-	-	5/5	100%	7/7	100%	-	-
Amee Chande	11/11	100%	-	-	-	-	6/7	85.71%	5/5	100%
D. Randall Laney	11/11	100%	-	-	-	-	-	-	-	-
David Levenson	10/11	90.90%	7/7	100%	5/5	100%	-	-	-	-
Christopher F. Lopez	10/11	90.90%	7/7	100%	-	-	-	-	5/5	100%
Gavin Molinelli[1]	6/6	100%	-	-	2/2	100%	-	-	1/2	50%
Dilek Samil	11/11	100%	7/7	100%	-	-	7/7	100%	-	-
DeAnn Walker[2]	6/6	100%	2/2	100%	-	-	3/3	100%	-	-
Roderick West[3]	8/8	100%	-	-	-	-	-	-	-	-

1.	Mr. Molinelli was appointed to the board effective May 20, 2025. Mr. Molinelli became a member of the Corporate Governance Committee on May 20, 2025, and a member of the Risk Committee on June 3, 2025.

2.	Ms. Walker was elected to the board on June 3, 2025. Ms. Walker became a member of the Audit & Finance Committee and HRCC on June 3, 2025.

3.	Mr. West was appointed to the board effective March 13, 2025.

Corporate cease trade orders, bankruptcies,
penalties, and sanctions

To the Corporation’s knowledge, no proposed director of the Corporation is, or within the 10 years prior to the date of this Circular has been, a director, chief executive officer, or chief financial officer of any company (including Algonquin) that: (i) was subject to a cease trade order that was issued while acting in the capacity as director, chief executive officer, or chief financial officer; or (ii) was subject to such an order that was issued after that person ceased to be a director, chief executive officer, or chief financial officer and which resulted from an event that occurred while the person was acting in that capacity.

No proposed director of the Corporation is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including Algonquin) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager, or trustee appointed to hold its assets. In addition, no proposed director of the Corporation has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold the assets of that person.

To the Corporation’s knowledge, no proposed director has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for a proposed director.

[Algonquin | Liberty] 2026 Management Information Circular	31

Corporate governance practices

This section discloses Algonquin’s corporate governance practices in accordance with National Instrument 58-101 – Disclosure of Corporate Governance Practices.

Corporate governance highlights

■	The positions of Board Chair and Chief Executive Officer (“CEO”) are separate.

■	The Corporation has a Code of Business Conduct and Ethics (the “Code of Conduct”).

■	The Board Chair and the chairs of each of the board’s committees are independent in accordance with applicable standards in National Instrument 52-110 – Audit Committees (“NI 52-110”) as well as New York Stock Exchange (“NYSE”) corporate governance standards applicable to boards of directors (the “NYSE Standards”).

■	The board oversees the Corporation’s strategy and actively participates in strategic planning processes.

■	The board has written position descriptions for the Board Chair, the committee chairs, and the CEO.

■	New directors are recruited on the basis that they will make a strong contribution and provide the diversity, background, skills, and experience needed by the board.

■	New non-employee directors participate in an orientation process upon joining the board.

■	Directors are provided support for continuing education to maintain a high level of understanding of, and expertise in, the businesses, investments, and risks of the Corporation to enhance their contributions as directors.

■	Creating a culture of integrity begins with the tone from the top. Directors, officers, and employees are required to annually complete an online ethics and policy training module or to sign an acknowledgment that they have reviewed and understand the Code of Conduct.

■	All meetings of the board and all committees have in-camera sessions during which management is not present.

■	Each of the board’s standing committees meets in camera at each of its meetings with senior leaders other than the CEO. These in -camera sessions in the case of the Audit & Finance Committee are with the Chief Financial Officer and the Director, Internal Audit (separately); in the case of the Corporate Governance Committee, with the Chief Legal Officer; in the case of the HRCC, with the Chief Human Resources Officer; and in the case of the Risk Committee, with the Chief Financial Officer and the Chief Legal Officer.

■	The board is exposed to levels of management within the Corporation in addition to executive management, which facilitates effective succession planning.

■	The board annually assesses its performance in order to identify ways to improve its effectiveness and the performance of the Board Chair, committee chairs, individual directors, and the committees.

■	The board has a policy to annually provide Shareholders with an advisory vote on executive compensation.

■	The board has adopted a compensation clawback policy.

■	The board has adopted a board retirement policy.

■	The board has adopted a board and executive diversity policy (the “Diversity Policy”).

Board of Directors

Algonquin’s Articles of Incorporation currently provide that the board have a minimum of three and a maximum of 20 directors. Within those parameters, the board is authorized to determine the number of directors by resolution from time to time. The board has determined that the number of directors to be elected at the Meeting is nine (9).

Independence

The board has determined that all director nominees, other than Mr. West, are independent in accordance with applicable standards in NI 52-110 and the NYSE Standards. Mr. West is not independent because he is the CEO of the Corporation.

Independent chair

Mr. D. Randall Laney, the Board Chair, is independent within the meaning of applicable standards in NI 52-110 and the NYSE Standards. The Board Chair must be independent pursuant to the written position description.

Mandate

The board has a written mandate to set the strategic direction of the Corporation and to oversee its implementation by management. A copy of the Mandate of the Board of Directors is provided in Schedule “A” hereto and is also available on the Corporation’s website at www.algonquinpower.com.

Direct involvement in the strategic planning process

Executive management, in collaboration with the board, works to develop and refine a strategic plan through, among other things, participation in strategic planning meetings each year. Strategic planning includes consideration of both internal and external expert advice. Oversight of the Corporation’s strategy is one of the primary roles of the board, as corporate strategy directly influences short- and long-term objectives.

Risk management

The board is responsible for overseeing the implementation by management of appropriate systems to identify, assess, report, and manage the principal business and operational risks faced by the Corporation. The board has established the Risk Committee (see disclosure on page 41 under the heading “Committees of the board”) to assist the board in the fulfillment of these duties. The board is assisted in its oversight of financial and accounting controls and risks by the Audit & Finance Committee, of human resources and compensation risks by the HRCC, and of environmental, social and governance (“ESG”) and sustainability risks, including climate change, by the Corporate Governance Committee.

As part of the risk management processes, risk registers have been developed across the organization through ongoing risk identification and risk assessment exercises. Risk information is sourced throughout the organization using a variety of methods, including risk identification interviews, workshops, and surveys. Key risks and associated mitigation strategies are reviewed and presented to the Risk Committee. Significant risk categories assessed include public and employee safety, environment, natural disasters, security (physical and cyber), technology (including the use of artificial intelligence (“AI”)), financial reporting, operations, customer experience, human capital, privacy, conduct and ethics, supply chain, organizational effectiveness, contracts, budget, capital projects, markets, liquidity, strategy and execution, and regulatory.

The impact and likelihood of risks are assessed across the organization using a common risk scoring matrix. Safety and security, financial, reliability, and reputation implications are among those considered when determining the impact of a potential risk.

The development and execution of risk management action plans for the organization’s top risks are actively monitored. Algonquin’s Internal Audit function is responsible for conducting audits to validate and test the effectiveness of controls for the key risks. Audit findings are discussed with business owners and reported to the Audit & Finance Committee at least quarterly. Material changes to exposures, controls, or mitigation plans of key risks are reported to the relevant board committee for consideration.

[Algonquin | Liberty] 2026 Management Information Circular	33

Cyber risk management and artificial intelligence oversight

The board’s oversight of cybersecurity, technology and AI risks is provided primarily by the Risk Committee. The Risk Committee’s mandate includes regularly reviewing the Corporation’s information governance and cybersecurity program and related risks, which includes AI.

Management considers the security of the Corporation’s critical infrastructure, technology assets, and employee and customer data one of its top priorities, and cybersecurity is an important area of focus. To enable appropriate protection and mitigation of cyber risks, management has implemented several preventative and detective measures, including software and hardware updates, security awareness training, security assessments and audits, multi-factor authentication, data encryption, firewalls and anti-virus software, and monitoring of network activity. Business resilience and preparedness for unplanned events, including response, recovery, and restoration capabilities, are a focus and periodically reviewed. Reports on the Corporation’s key technology and cyber -related actions, including relevant updates relating to AI and related opportunities and risks, are provided to the Risk Committee at least quarterly as part of a standing agenda topic. In addition, the Corporation maintains cybersecurity insurance to mitigate the risk of a cybersecurity incident or breach.

While the use of AI is not currently material to the Corporation’s operations, the Board, through its committees as appropriate in accordance with their respective mandates, regularly reviews, monitors and evaluates technological advancements and initiatives, including AI, that could be relevant to Algonquin and the utility industry. Under the direction and oversight of the Risk Committee, management is making additional investments in the further enhancement of the Corporation’s enterprise cybersecurity program with the objective of upgrading and aligning organizational cybersecurity capabilities to support security, performance, and decision-making. This consists of several related workstreams, including governance, awareness and training, incident response, data protection, and cybersecurity risk management.

Management periodically conducts emergency/disaster recovery and crisis management exercises that include potential cybersecurity events, such as ransomware attacks, and tests the Corporation’s Cyber Security Incident Response Plan. The results of those exercises and tests guide future cyber risk management initiatives.

Internal controls

The board is responsible for monitoring the integrity of the Corporation’s internal controls and management information systems. The board has delegated internal control oversight responsibilities to the Audit & Finance Committee, which includes monitoring the system of internal controls over financial reporting. The Audit & Finance Committee reviews quarterly and annual financial statements and recommends them to the board for approval. Algonquin’s Director, Internal Audit has a direct reporting relationship to the Chair of the Audit & Finance Committee and updates the Audit & Finance Committee quarterly on internal control activities, including assessments of the design and operating effectiveness of the system of internal controls over financial reporting and the status of any internal control deficiencies.

Succession planning

Oversight of management succession planning is within the mandate of the HRCC. The HRCC has responsibility for reviewing succession planning processes and succession plans for key leadership roles at least annually.

Succession planning is viewed by the HRCC as an ongoing process for identifying and developing the talent, leadership, and skills necessary for the Corporation to meet future strategic objectives and fulfill key organizational roles in the future.

The HRCC is mandated to make recommendations to the board with respect to succession planning, including: (i) policies and principles for the selection and performance review of the executive officers and potential successors to the executive officers; (ii) policies and plans regarding succession in the event of an emergency or the retirement of an executive officer; and (iii) policies and plans related to the appointment, training, and monitoring of potential successors to executive officers.

The HRCC also oversees the Corporation’s human resources policies and practices that enable senior management to review the performance of their team members at least annually and develop plans for personal growth and career advancement.

Board and director assessments

The board recognizes the value of regular assessments of its effectiveness to identify ways to continuously improve its performance and the performance of the Board Chair, individual directors, and the committees, including the committee chairs. These assessments are conducted annually.

The Corporate Governance Committee determines the process by which the assessments will be undertaken. The process may include the use of questionnaires, one-on-one interviews between individual directors and the Board Chair or the Chair of the Corporate Governance Committee, or such other processes as the Corporate Governance Committee determines appropriate. Management may be invited to participate in the assessment process periodically to provide the directors with an additional perspective on key matters, including the interactions between the board and its committees and management. The Corporate Governance Committee has determined that the use of independent consultants from time to time may supplement and enhance the internal assessment process and provide broader input on board effectiveness.

The 2025 assessment process consisted of interviews with the Board Chair and the Chair of the Corporate Governance Committee. The assessment scope included the following:

■	Assessment of the Board

Assessment of the effectiveness of the board as a whole and the Board Chair and suggestions for improvement.

■	Assessment of the Committees

Assessment of the effectiveness of each committee and its chair.

■	Self-assessment

Assessment of own performance as directors and committee members, including what might make them more effective.

■	Peer assessment

Assessment of the performance of peer directors.

Each year, the results of the assessments are presented to the Corporate Governance Committee and the members of the board. The results include the identification of any issues arising from the assessments and plans to address any follow-up actions.

Director recruitment process

The services of a search consulting firm are utilized to assist the Corporation in identifying suitable director candidates. When the Corporation engages a search consulting firm, it requests the compilation of a list of potential candidates based on the criteria developed by the Corporate Governance Committee for the selection of a new director. Search consulting firms are specifically requested to develop candidate lists that include multiple candidates from each gender and candidates who are diverse on other characteristics or qualities (as described below) compared to the current composition of the board.

The search consulting firm screens potential candidates and discusses them with the Corporate Governance Committee, then creates a list of primary candidates. Based on this list, the search consulting firm determines the interest and availability of the candidates to create a final shortlist. This process is carefully designed to provide the best opportunity to identify and attract strong candidates and enhance the board’s diversity on gender and other factors. Each shortlisted candidate is interviewed by the Board Chair, members of the Corporate Governance Committee, and the CEO. Candidates are appointed or nominated for election as directors based on the Corporate Governance Committee’s recommendations to the board.

[Algonquin | Liberty] 2026 Management Information Circular	35

Diversity

The board recognizes the benefits of promoting diversity at the board level and throughout the organization. It believes diversity has a positive effect on governance and performance.

The Corporation’s Diversity Policy is applicable to the board and executive management. The Diversity Policy acknowledges the Corporation’s recognition and support of the benefits of diversity in the composition of the board and executive management. The stated objectives of the Diversity Policy include: (i) that Diversity (as defined below) be considered in determining the optimal composition of the board and as part of the succession planning process and appointment of members to executive management roles; and (ii) that men and women each comprise at least 30% of the Corporation’s directors.

The Diversity Policy defines “Diversity” as any characteristic or quality that can be used to differentiate groups and people from one another and includes gender, age, race, nationality, culture, language, and other ethnic distinctions (including Aboriginal peoples and members of visible minorities), different abilities (including persons with disabilities), education, and regional and industry experience and expertise. The Diversity Policy requires that the Corporate Governance Committee, as it relates to the Diversity of the board, and the HRCC, as it relates to the Diversity of executive management, periodically assess the effectiveness of existing processes in achieving Algonquin’s Diversity objectives and, if determined advisable, consider measurable objectives for achieving Diversity.

Other than from May 2025 to November 2025, the board has consistently been comprised of at least 30% women directors since the annual meeting of Shareholders held in 2016. As of the date of this Circular, 30.0% of the directors are women, 33.3% of the nominees for election as directors at the Meeting are women, and 37.5% of the independent director nominees for election at the Meeting are women.

The board also considers gender Diversity in the composition of its committees. The chairs of two out of four committees are currently women.

The promotion of inclusivity in the workplace is a key component of the Corporation’s strategy to become an employer of choice, and the board and management believe that an environment that promotes inclusivity and belonging positively impacts our ability to attract and retain talent. As it is important that each appointment of an executive officer be made, and be perceived to be made, on the merits of the individual and the needs of the Corporation at the relevant time, the Corporation does not have specific targets related to Diversity in its executive officer or senior management positions. However, the Corporation has adopted a number of initiatives, in addition to the Diversity Policy, to raise awareness regarding the value the Corporation places on having an inclusive work environment and to measure the organization’s progress in achieving that goal. When utilizing external recruiters, management requires that recruiters provide gender diverse short-listed candidates for all senior roles recruited. Gender diversity is considered as part of the executive succession planning process to promote the development of women for leadership positions and the HRCC, as part of its review of succession planning, considers changes in gender diversity both at the enterprise and business unit level. The HRCC also considers progress with the development of initiatives by the Corporation that support inclusion in the workplace.

As of May 8, 2026: (i) women represent approximately 31.3% of the total workforce of Algonquin and its subsidiaries, including approximately 31.7% of management positions at or above the senior manager level; and (ii) women represent approximately 37.5% of the executive team.

In addition, based on the self-identification of Algonquin’s directors and executive officers, Aboriginal peoples, members of visible minorities, and persons with disabilities (as each such term is defined in the Employment Equity Act (Canada)) are currently represented in Algonquin’s executive officer positions and on the board as follows:

■	Two of Algonquin’s executive officers are members of a visible minority, representing 28.6% of Algonquin’s executive team. There are no Aboriginal peoples, or persons with disabilities on the executive team.

■	Three of Algonquin’s directors are members of a visible minority, representing 30.0% of the board currently and representing 33.3% of the nominees for election as directors at the Meeting. There are no Aboriginal peoples or persons with disabilities on the board.

Director retirement policy

The board has adopted a retirement policy for directors to facilitate board renewal. In March 2023, the board approved amendments to the retirement policy to replace the former retirement age of 71 with a tenure limit. The amended policy states that a director may stand for re-election to the board until the 12th annual meeting of Shareholders after his or her initial election or appointment to the board. The amended policy contains a “grandfathering” provision pursuant to which an individual who was serving as a director on the date the amendments were approved may continue to stand for re-election until the later of: (i) the 12th annual meeting of Shareholders after his or her initial election or appointment to the board; or (ii) the annual meeting of Shareholders after he or she reaches the age of 71. In either case, the independent directors may, on the recommendation of the Corporate Governance Committee, waive the obligation to retire if they unanimously determine that it is in the best interests of the Corporation that the applicable director continues to serve. Such a waiver may be granted for a maximum of three additional annual terms.

The average tenure of Algonquin’s nine (9) director nominees is 3.2 years. The board is comprised of a mix of longer-serving directors familiar with the Corporation’s business and history and directors who are newer to Algonquin and bring fresh perspectives to the board.

3.2 years is the average tenure of the board nominees

Directors meet without management

At each meeting of the board and its committees, there is an in-camera session during which management is not present.

Common memberships on boards of public companies

There are currently no common memberships on boards of public companies among the Corporation’s director nominees.

Director equity ownership guideline

All directors are subject to an equity ownership guideline, which is described on page 19. For the director nominees’ status under the equity ownership guideline, please see their profiles starting on page 22.

Nomination of directors

The Corporate Governance Committee serves as the director nominating and evaluation committee and recommends new directors for election or appointment to the board. All members of the Corporate Governance Committee are independent.

The Corporate Governance Committee is responsible for recommending the list of nominees for election as directors at the Corporation’s annual meeting of Shareholders. The Corporate Governance Committee creates and reviews the criteria for selecting directors by assessing the personal qualities and qualifications of current directors. It also assesses the Corporation’s ongoing needs and circumstances, Diversity, and the overall mix of expertise, experience, and competencies on the board as reflected in the director skills matrix (see page 21). In recruiting new directors, the Corporate Governance Committee considers the Diversity, expertise, experience, and competencies desired for directors and develops a plan for the recruitment of additional director nominees on that basis. Director nominees must, in the opinion of the Corporate Governance Committee, be able to contribute positively to the broad range of issues which come before the board for consideration. Directors must also be able to devote the time necessary to prepare for and attend meetings of the board and committees to which they may be appointed.

The Corporate Governance Committee also evaluates the expected turnover of directors in advance of their potential retirement from the board and seeks to develop a succession plan that includes creating overlap, where possible, between new directors and retiring directors.

[Algonquin | Liberty] 2026 Management Information Circular	37

Compensation governance

The HRCC has responsibility for the following elements of compensation:

■	reviewing the alignment of Algonquin’s compensation programs with the Corporation’s performance, business plans, risk profile, and risk management principles;

■	annually reviewing and making recommendations to the board regarding compensation of the CEO and other members of executive management;

■	overseeing the administration of incentive plans including the award of annual incentives, RSUs, and PSUs in accordance with the provisions of the respective plans;

■	annually reviewing compensation of the directors, including the Board Chair and the chairs of the committees, and the percentage of directors’ compensation that is paid in the form of DSUs; and

■	reviewing and recommending to the board compensation policies and processes and any new incentive compensation and equity compensation plans or substantive changes to such plans.

The HRCC also reviews management succession plans and recommends to the board the appointment and compensation of executive management, including grants of RSUs and PSUs, to those individuals. The HRCC also has responsibility for reviewing, on an annual basis, the performance of the CEO and reviewing with the CEO the performance of the other members of executive management.

The HRCC retains the services of an independent advisor to assist in fulfilling its duties. In 2025, the HRCC once again retained Willis Towers Watson (“WTW”). WTW provided counsel on the competitiveness and appropriateness of compensation practices and Algonquin’s Comparator Group (as defined below). The scope of services included competitive benchmarking of executive and director compensation levels, the review and assessment of the Corporation’s current executive compensation philosophy, policies, and practices, a review of pay and performance comparators, a review of incentive plan design, and a biennial compensation risk assessment. In addition, management of the Corporation has separately engaged Mercer (Canada) Limited (“Mercer”) as an independent compensation consultant to provide data services, pension and benefits advice, compensation analysis, and other information required from time to time for the development of compensation recommendations and management of existing programs, due diligence services relating to employee pension and benefits in relation to potential acquisitions, and integration work for employee benefits plans for acquired businesses. Board pre- approval for provision of these services to management is not required given that Mercer has not been the compensation advisor to the HRCC since 2017.

Sustainability governance

The Corporation integrates sustainability considerations, including climate-related issues, into its governance framework in an effort to support value creation, operational reliability, and responsible utility operations. As a pure-play regulated utility business, the Corporation’s approach to sustainability is grounded in risk management, regulatory alignment, and disciplined capital planning, with a focus on maintaining safe, reliable, and affordable service for customers.

The board of directors provides oversight of sustainability-related matters, including climate-related issues, through its committees in an effort to ensure appropriate integration into corporate strategy, enterprise risk management, and decision-making. The Corporate Governance Committee is responsible for reviewing sustainability matters and their alignment with the Corporation’s strategy, including oversight of sustainability priorities, climate-related risks, sustainability disclosures, sustainability performance, including external sustainability ratings and assessments. The Corporate Governance Committee receives quarterly updates from management and reports to the Board as appropriate.

The Chief Legal Officer is the executive officer primarily responsible for sustainability governance, sustainability reporting, and related disclosures. Management provides updates to the Corporate Governance Committee to support board oversight of sustainability performance, regulatory developments, and sustainability-related risks.

Sustainability responsibilities are embedded across the organization and supported by a dedicated sustainability team. The sustainability team coordinates sustainability data collection, supports cross-functional collaboration, and manages sustainability reporting and disclosures, including the Corporation’s annual Sustainability Report. The Corporation’s annual Sustainability Report is prepared in general accordance with the GRI Universal Standards and select Topic Standards. GRI provides a globally recognized framework for reporting in a wide range of environmental and social topics. Sustainability Accounting Standards Board (SASB) guidance is used for electric utilities, and references relevant topics from the water and gas utilities standards. Disclosures related to climate governance, strategy, risks, and metrics are informed by the Task Force on Climate-Related Financial Disclosures (TCFD). The Corporation’s sustainability approach is also mapped to certain United Nations Sustainable Development Goals (UN SDGs) that align with the Corporation’s operational focus and areas of impact.

Following the Corporation’s transition to a pure-play regulated utility business, emissions reduction targets were realigned by the Corporation’s utility business to reflect differences in operational control, regulatory environments, and asset profiles. The Corporation has set the following Scope 1 and Scope 2 emissions intensity reduction targets to achieve by 2030, measured from a 2017 baseline, which are intended to guide operational planning and capital investment decisions:

■	a 45 percent intensity reduction in the electric utility business;

■	a 50 percent intensity reduction in the natural gas distribution business;

■	a 19 percent intensity reduction in the water distribution business; and

■	an 8 percent intensity reduction in the wastewater treatment business.

Climate-related risks are assessed through the Corporation’s enterprise risk management framework, including physical risks such as extreme weather, wildfire, drought, and temperature variability, as well as transition risks related to regulatory developments, technology evolution, and changing customer expectations. These risks are evaluated for potential impacts on safety, reliability, financial performance, and service continuity.

Risk mitigation activities are designed to support business continuity and infrastructure resilience and may include capital investment in system hardening and modernization, operational controls, emergency preparedness planning, and scenario analysis. Climate -related risks identified as material through the enterprise risk management process are subject to oversight by the Risk Committee, which reviews risk exposure and mitigation activities and reports to the Board as appropriate.

[Algonquin | Liberty] 2026 Management Information Circular	39

Committees of the board

Audit & Finance Committee

Members

■	Dilek Samil (Chair)

■	David Levenson

■	Christopher Lopez

■	DeAnn Walker

100% independent

All Audit & Finance Committee members are independent and financially literate in accordance with applicable standards in NI 52- 110 and applicable rules and standards of the SEC and the NYSE. The board has also determined that Ms. Samil and Mr. Lopez are audit committee financial experts within the meaning of Item 407(d) of Regulation S-K under the U.S. Securities Act of 1933 and each of them has the required financial experience as defined by the NYSE corporate governance rules.

Responsibilities

The Audit & Finance Committee assists the board in fulfilling its financial reporting and control responsibilities to Shareholders and the investment community through its oversight of accounting and financial reporting processes, including the audit of the financial statements. The Audit & Finance Committee also assists the board by reviewing and providing oversight of business cases for significant projects and investments, annual budgets and long-term plans, and strategies for matters relating to liquidity, capital markets activities, and financing structures. The responsibilities and operation of the Audit & Finance Committee are more particularly set out in the Audit & Finance Committee’s mandate, a copy of which is included as a schedule to the Corporation’s annual information form for 2025 which is available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Corporation’s website.

Corporate Governance Committee

Members

■	Daniel S. Goldberg (Chair)

■	Brett C. Carter

■	David Levenson

■	Gavin Molinelli

100% independent

Each member of the Corporate Governance Committee is independent.

Responsibilities

The Corporate Governance Committee is responsible for oversight of Algonquin’s corporate governance policies and practices and matters relating to board succession and the nomination of candidates for election as directors. In addition, the Corporate Governance Committee provides oversight of climate-change risks and is responsible for reviewing and making recommendations regarding ESG and sustainability matters and their integration into Algonquin’s business (see “Sustainability governance” on page 39).

Human Resources &
Compensation Committee

Members

■	Brett C. Carter (Chair)

■	Amee Chande

■	Dilek Samil

■	DeAnn Walker

100% independent

Each member of the HRCC is independent.

Responsibilities

The HRCC is responsible for reviewing director and executive compensation and making recommendations to the board regarding these matters on an annual basis, or more frequently if required. In addition, the HRCC makes recommendations to the board regarding the Corporation’s compensation philosophy. The process by which executive compensation is established is described under the heading “Compensation discussion and analysis” beginning on page 56. The HRCC also has oversight of the Corporation’s human resources policies and practices, including succession planning.

Risk Committee

Members

■	Amee Chande (Chair)

■	Daniel S. Goldberg

■	Christopher Lopez

■	Gavin Molinelli

100% independent

Each member of the Risk Committee is independent.

Responsibilities

The Risk Committee is responsible for oversight of risks faced by the Corporation in the development and execution of its business strategy that are not directly related to accounting and financial reporting, climate-change and sustainability, or human resources and compensation matters.

[Algonquin | Liberty] 2026 Management Information Circular	41

New director orientation

New non-employee directors are provided with an orientation to the Corporation that familiarizes them with the business, corporate structure, other directors, and key personnel of the Corporation. The orientation process is designed to provide an opportunity for such directors to meet senior management and become familiar with their respective areas of responsibility. New non-employee directors receive an introduction to the Corporation’s executive leaders, business, strategy, financial information, and governance practices that allows them to effectively integrate with the operation of the board.

New non-employee directors are also provided with relevant background materials to support their introduction to the Corporation’s business, including the following:

■	Public disclosure documents, including annual reports, recent annual and interim management discussion and analysis, financial statements, management information circulars, and annual information forms;

■	Governance documents, including board and committee mandates, key policies, and guidelines; and

■	Other documents such as the Corporation’s management structure, and minutes of board and committee meetings.

Comparison of NYSE corporate governance rules

Algonquin is subject to corporate governance guidelines and requirements prescribed by the Toronto Stock Exchange (“TSX”) and the Canadian securities regulatory authorities (“Canadian Rules”) . Algonquin is also subject to corporate governance requirements prescribed by the listing standards of the NYSE (the “NYSE Rules”) and certain rules and regulations promulgated by the SEC under the Securities Exchange Act of 1934 (the “Exchange Act”) (including those applicable rules and regulations mandated by the Sarbanes-Oxley Act of 2002). In particular, Section 303A.06 of the NYSE Listed Company Manual requires Algonquin to have an audit committee that meets the requirements of Rule 10A-3 of the Exchange Act, and Section 303A.11 of the NYSE Listed Company Manual requires Algonquin to disclose any significant ways in which its corporate governance practices differ from those followed by U.S. companies listed on the NYSE. A description of those differences follows.

Section 303A.01 of the NYSE Listed Company Manual requires that boards have a majority of independent directors and Section 303A.02 defines independence standards for directors. The board is responsible for determining whether each director is independent. In making this determination, the board has adopted the higher standard of “independence” that applies to each member of the Audit & Finance Committee pursuant to NI 52-110 and Rule 10A -3 of the Exchange Act instead of the definition of independence set forth in the NYSE Rules. In applying this Canadian standard, the board considers all relationships of its directors, including business, family, and other relationships. Through this process, the board also determines whether each member of its Audit & Finance Committee is independent pursuant to NI 52-110 and Rule 10A-3 of the Exchange Act.

Section 303A.04(a) of the NYSE Listed Company Manual requires that all members of the nominating/corporate governance committee be independent as defined in the NYSE Rules. In making this determination, the board has adopted the standard of “independence” applicable to members of the Audit & Finance Committee, described in the preceding paragraph, rather than the NYSE Rules. All members of the Corporate Governance Committee are independent directors.

Section 303A.05(a) of the NYSE Listed Company Manual requires that all members of the compensation committee be independent as defined in the NYSE Rules. In making this determination, the board has adopted the standard of “independence” applicable to members of the Audit & Finance Committee, described above, rather than the NYSE Rules. All members of the HRCC are independent directors.

Section 303A.07(b)(iii)(A) of the NYSE Listed Company Manual requires, among other things, that the written charter of the audit committee state that the audit committee, at least annually, obtain and review a report by the independent auditor describing the firm’s internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (to assess the auditor’s independence) all relationships between the independent auditor and the listed company. The Audit & Finance Committee’s written mandate complies with Canadian Rules and requires that prior to the completion of each annual external audit, the Audit & Finance Committee review and discuss with management and the external auditor the adequacy of the Corporation’s internal controls, but does not explicitly require that the Audit & Finance Committee at least annually obtain and review a report from the independent auditor regarding the matters noted above, which is not required by Canadian Rules.

Section 303A.08 of the NYSE Listed Company Manual requires that shareholders of a listed company be given the opportunity to vote on all equity compensation plans and material revisions thereto. Algonquin complies with Canadian Rules, which generally require that shareholders approve equity compensation plans. However, the Canadian Rules are not identical to the NYSE Rules. For example, Canadian Rules require shareholder approval of equity compensation plans only when such plans involve the issuance or potential issuance of newly issued securities. In addition, equity compensation plans that do not provide for a fixed maximum number of securities to be issued must have a rolling maximum number of securities to be issued, based on a fixed percentage of the issuer’s outstanding securities, and must also be approved by shareholders every three years. If a plan provides a procedure for its amendment, Canadian Rules require shareholder approval of amendments only where the amendment involves a reduction in the exercise price or purchase price, an extension of the term of an award benefiting an insider, the removal or exceeding of the insider participation limit prescribed by the Canadian Rules, an increase to the maximum number of securities issuable, or is an amendment to the amending provision itself.

Section 303A.09 of the NYSE Listed Company Manual requires that a listed company adopt and disclose corporate governance guidelines that address certain topics, including director compensation guidelines. Algonquin has adopted a board mandate, which is the equivalent of corporate governance guidelines, in compliance with the Canadian Rules. Algonquin’s corporate governance guidelines do not address director compensation, but Algonquin provides disclosure about the decision -making process for non-employee director compensation in the annual management information circular. Algonquin has also adopted equity ownership guidelines for non-employee directors.

Section 303A.10 of the NYSE Listed Company Manual requires that a listed company’s code of business conduct and ethics require that any waiver of the code for executive officers or directors may be made only by the board or a board committee and must be promptly disclosed. The Code of Conduct, as described on page 47, complies with Canadian Rules. Waivers must receive prior approval by the board and will be disclosed promptly in accordance with applicable securities laws and Algonquin’s disclosure policy.

Section 303A.14 of the NYSE Listed Company Manual requires that a listed company adopt and comply with a written recovery policy providing that the listed company will recover reasonably promptly the amount of erroneously awarded incentive-based compensation in the event that the listed company is required to prepare an accounting restatement due to the material noncompliance of the listed company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. While the Canadian Rules do not require that an issuer adopt a written recovery policy, Algonquin has adopted a compensation clawback policy that complies with Section 303A.14 of the NYSE Listed Company Manual. Algonquin’s compensation clawback policy also provides that where (i) a senior executive was engaged in conduct determined to be misconduct (as defined in the policy), or (ii) clawback is required under applicable law, rule, or regulation or by a regulatory body, the HRCC has the discretion to recoup amounts paid or awarded to any executive officer as performance-based compensation or to cancel any performance-based compensation awards made to any executive officer within the three preceding years.

Section 312.03 of the NYSE Listed Company Manual requires that a listed company obtain shareholder approval prior to the issuance of securities in connection with, among other things, the establishment or amendment of certain equity compensation plans, issuances of common stock, or of securities convertible into or exercisable for common stock, to certain related parties (subject to certain exceptions), the issuance of 20% or greater of shares outstanding or voting power (subject to certain exceptions), and issuances that will result in a change in control. Algonquin follows the Canadian Rules for shareholder approval of new issuances of its Common Shares instead of the NYSE shareholder approval rules. Under the Canadian Rules, shareholder approval is required for certain issuances of shares that: (i) materially affect control of Algonquin; or (ii) provide consideration to insiders in aggregate of 10% or greater of the market capitalization of Algonquin and have not been negotiated at arm’s length. Shareholder approval is also required, pursuant to the Canadian Rules, in the case of private placements: (x) for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price; or (y) that during any six- month period are to insiders for listed securities or options, rights, or other entitlements to listed securities greater than 10% of the number of securities of Algonquin which are outstanding, on a non-diluted basis, prior to the date of the closing of the first private placement to an insider during the six-month period.

In addition to the foregoing, the Corporation may from time-to-time seek relief from the NYSE corporate governance requirements on specific transactions under the NYSE Listed Company Guide, in which case, the Corporation expects to make the disclosure of such transactions available on the Corporation’s website at www.algonquinpower.com.

[Algonquin | Liberty] 2026 Management Information Circular	43

Continuing education for directors

The board and management believe that for directors to be effective, they must be knowledgeable about the Corporation, its strengths and challenges, and the industry and business environment in which the Corporation operates. Directors are encouraged to update, educate, and inform themselves in areas they request or that management believes are relevant to issues facing the Corporation. Directors receive briefing reports and materials from management in advance of all meetings. Regular communication is also provided to directors between meetings to facilitate updates on material developments that may affect the Corporation or its businesses. Directors are encouraged to participate in external education sessions that are related to the business of the Corporation or the performance of their duties as directors.

The Corporation maintains a membership for all directors in the Canadian Institute of Corporate Directors (“ICD”) and the National Association of Corporate Directors (“NACD”). These memberships provide all directors with ongoing access to the educational seminars and training programs provided by the ICD and the NACD. Directors are entitled to reimbursement for out-of-pocket expenses incurred in attending relevant education sessions. From time to time, the board receives specialized presentations from external parties or management on various matters of significance to the Corporation.

Directors participated in education sessions in 2025 as follows:

Education presentations and programs	Presenter	Month	Participants
The Art of Directorship: CEO Succession	NACD	January	R. Laney
CIBC Institutional Investor Conference	CIBC	January	C. Lopez
Directorship Essentials: Compliance & Ethics	NACD	February	R. Laney
How Directors Can Navigate Ongoing Geopolitical and Economic Uncertainty	Ernst & Young LLP	April	R. Laney
Enterprise Risk Oversight for Directors	NACD	May	A. Chande
ICD National Director Conference	ICD	June	C. Lopez
Regulatory Ratemaking and Related Considerations	In-house	June	G. Molinelli
	presentation		D. Walker
D. Levenson
D. Samil
Finance Considerations	In-house	June	G. Molinelli
	presentation		D. Walker

Position descriptions

Board Chair

The role of the Board Chair is to provide leadership to the board in fulfilling the board’s duties effectively, efficiently, and independently of management. The Board Chair also acts in a general advisory capacity to the CEO and other officers in all matters concerning the interests and management of the Corporation.

The Board Chair also, among other things:

■	In consultation with members of the board and management of the Corporation, sets the agenda for each meeting of the board;

■	Chairs and enables the effective functioning of board and Shareholder meetings;

■	Oversees and monitors the work of each committee to see that delegated committee functions are carried out and reported to the board;

■	Oversees the presentation to the board of management’s strategies, plans, and performance and the board’s review and approval of the same;

■	Assesses whether the directors and the committees have appropriate administrative support, access to personnel of the Corporation, and access to outside advisors for the purposes of the board fulfilling its mandate;

■	Facilitates regular discussions of independent directors without management present;

■	In conjunction with the Corporate Governance Committee, supports and assists in the conduct of periodic assessments of the effectiveness of the board and its committees and members;

■	Provides input to the Corporate Governance Committee on its recommendations to the board for approval of candidates for nomination or appointment to the board; and

■	Determines the members and chairs of the board’s committees.

Committee chairs

The board has adopted a position description for the committee chairs which details their duties. Each committee chair is required to provide leadership to the committee members and support the committee’s effective operation in order to fulfill its mandate.

The position description for the committee chairs provides that each committee chair shall:

■	Chair all committee meetings;

■	Provide leadership to the committee;

■	Act as the communication link between the board and the committee;

■	Review any formal communications from the committee to the board before dissemination to the board and report to the board on the committee’s significant activities;

■	Oversee that all matters requiring committee review or approval are brought to the committee in a timely and appropriate manner;

■	In consultation with the Board Chair and management, set the agenda for committee meetings and review information packages and related materials for committee meetings with management;

■	Set the frequency of committee meetings and review such frequency from time to time as considered appropriate or as requested by the board;

■	Lead the annual assessment of the committee’s performance and the review of the committee mandate; and

■	Maintain an effective working relationship with key advisors to the committee.

[Algonquin | Liberty] 2026 Management Information Circular	45

Chief Executive Officer

The board has adopted a position description for the CEO which details his or her duties. The CEO has responsibility for the development of, and delivery against, the long-term strategy and vision for the Corporation that leads to the enhancement of Shareholder value.

The position description for the CEO provides that he or she shall consult with the Board Chair on matters of strategic significance to the Corporation.

In discharging his or her responsibility for the day -to-day operation of the Corporation’s business, subject always to oversight by the board, the CEO shall:

■	Maintain effective communications with the Board Chair and the board as a whole;

■	Maintain a positive and ethical work climate that is conducive to attracting, retaining, and motivating top-quality employees at all levels;

■	Work with the Board Chair in determining the matters and materials that should be presented to the board and providing information that will enable the board to focus on appropriate issues facing the Corporation and the industry generally;

■	Present the Corporation’s strategic planning process and the Corporation’s strategic and capital plans to the board for review and approval;

■	Act as a liaison between management and the board, working closely with the Board Chair to clearly present management strategies, plans, and performance to the board;

■	Oversee the development of, and recommend to the board, annual business plans and budgets that support the Corporation’s long-term strategy;

■	Work with senior management to implement the Corporation’s enterprise risk management program and to identify and manage the major risks facing the Corporation;

■	Oversee the maintenance of an effective management team below the level of the CEO and an active plan for management development and succession;

■	In cooperation with the Board Chair, the Chair of the HRCC, and the board as a whole, develop an effective succession plan for the position of the CEO and executive management of the Corporation;

■	Certify the annual and interim financial statements, management discussion and analysis of such financial statements, annual information forms, quarterly reports, and the design and evaluation of the Corporation’s disclosure controls and procedures and internal control over financial reporting;

■	Serve as a spokesperson for the Corporation;

■	Assign to other senior management such powers and duties as the CEO may deem advisable;

■	Execute the board’s resolutions and policies;

■	Deliver information to directors on a timely basis to keep them fully apprised of all matters which are material to the board and to the Corporation;

■	Promptly alert the Board Chair of any material changes or events that may have a significant impact upon the risk profile, financial affairs, or performance of the Corporation; and

■	Carry out any other duties assigned by the board.

Corporate and board policies

Code of Business Conduct and Ethics

The Code of Conduct applies to everyone at Algonquin and its subsidiaries. Directors, officers, and employees are required to annually acknowledge through an online training module or in writing that they have reviewed and understood the Code of Conduct. The Code of Conduct is available on Algonquin’s website at www.algonquinpower.com, under the Corporation’s profile at www.sedarplus.ca, or a copy may be obtained by contacting the Corporate Secretary, Algonquin Power & Utilities Corp., 354 Davis Road, Suite 100, Oakville, Ontario, Canada L6J 2X1.

The board reviews the Code of Conduct and approves revisions as appropriate to update the content.

The board and its committees monitor compliance with the Code of Conduct through ongoing reporting by management, any whistleblower complaints or investigations, and through the annual Code of Conduct training and certification process. There have been no instances of any waiver of compliance with the Code of Conduct by any director or officer.

Disclosure policy

The Corporation has a disclosure policy to promote timely, factual, and accurate communications to the market and to require information to be disseminated in accordance with all applicable legal and regulatory requirements. The Disclosure Committee is responsible for assisting the Chief Executive Officer and Chief Financial Officer in fulfilling their responsibility for overseeing the accuracy and timeliness of the disclosures made by the Corporation. The Disclosure Committee consists of certain officers of the Corporation and its subsidiaries, internal legal counsel and investor relations personnel.

Ethics reporting policy

The Corporation has an ethics reporting policy (“Ethics Policy”) that establishes a method for dealing appropriately with any complaints or concerns relating to, among other matters, suspected or actual incorrect financial reporting, breaches of legal obligations, environmental health and safety matters, activities not in line with Algonquin’s policies, including the Code of Conduct, and activities which otherwise amount to serious improper conduct by any employee, contractor, officer, or director. Any individual may raise such concerns anonymously on a confidential basis. Any individual who in good faith reports such activity will be protected from retaliation, as a result of the report. Any individual who retaliates against another individual who reports such activity could face disciplinary action under the Ethics Policy.

If an individual believes that retaliation has occurred, the individual may submit a complaint in accordance with the Ethics Policy. There are various communication channels that can be used to report complaints or concerns, including to a manager, a human resources representative, the Ethics Officer listed in the Ethics Policy, or via the Corporation’s secure “ethics hotline” facilitated by a third-party service provider. Individuals may also communicate directly with a relevant governmental or regulatory agency without first notifying or receiving consent from any person within the Corporation.

In addition to the reporting measures mentioned above, reports under the Code of Conduct can also be made anonymously and addressed to the Corporation or the board, including the Chair of the Risk Committee or the Chair of the Audit & Finance Committee. The Corporation’s management ethics committee reviews reports under the Code of Conduct and the Ethics Policy and, if appropriate, arranges an investigation of the report. The management ethics committee also reports to the Risk Committee on reports made under the Code of Conduct and the Ethics Policy and the Risk Committee may delegate certain matters to either the Audit & Finance Committee or the HRCC, if the substance of the matter falls within their respective mandates.

Insider trading policy

The Corporation has an insider trading policy (“Insider Trading Policy”) that places restrictions on those in a special relationship with Algonquin (including insiders) when trading securities of Algonquin.

The Insider Trading Policy includes the following measures:

■	Restriction from trading securities of Algonquin during regular trading blackout periods when financial results are being prepared and have not yet been publicly disclosed. These periods currently begin on the first trading day following each fiscal quarter and end at the close of trading on the first full trading day after the issuance of a press release in respect of Algonquin’s results for such quarter (or in the case of the fourth quarter, annual results);

■	Restrictions on trading any securities which gain in value if the value of Algonquin securities declines in the future; and

■	Prohibition from communicating inside information to others, unless disclosure is in the necessary course of business and the disclosure is made pursuant to the proper performance of duties by such person on behalf of the Corporation.

[Algonquin | Liberty] 2026 Management Information Circular	47

The Insider Trading Policy also provides that all directors, officers, and employees are prohibited from, directly or indirectly, undertaking any of the following activities:

■	Speculating in securities of the Corporation, which may include buying with the intention of quickly reselling such securities, or selling securities of the Corporation with the intention of quickly buying such securities (other than in connection with the acquisition and sale of securities under the Option Plan or any other Algonquin benefit plan or arrangement);

■	Buying Algonquin securities on margin (other than in connection with the acquisition and sale of securities under the Option Plan or any other Algonquin benefit plan or arrangement);

■	Short selling a security of the Corporation or any other arrangement that results in a gain only if the value of the Corporation’s securities declines in the future;

■	Purchasing financial instruments that are designed to hedge or offset any decrease in market value of the Corporation’s equity securities granted as compensation or otherwise held by the individual;

■	Selling a “call option” giving the holder an option to purchase securities of the Corporation;

■	Buying a “put option” giving the holder an option to sell securities of the Corporation; and

■	Pledging Algonquin securities as security for a limited recourse or non-recourse loan.

All reporting insiders are required to: (i) obtain written pre-clearance of any proposed trade of securities of Algonquin from two of the designated Insider Trading Policy Administrators before effecting the trade, at least one of whom must be the Board Chair or the chair of the Audit & Finance Committee; and (ii) disclose all trading activity pursuant to Canadian securities laws. As required by Canadian securities laws, reporting insiders must file insider reports via the internet-based System for Electronic Disclosure by Insiders. Management regularly reviews the Insider Trading Policy to reflect current best practices and legal developments.

Conflicts of interest

Directors are required to declare any conflict of interest which they may have in a matter before the board and to refrain from voting in respect of the matter in which the director is interested.

Related party transactions policy

The board has adopted a related party transactions policy. The policy defines a “Related Party Transaction” as a transaction, arrangement, or relationship in which the Corporation or any of its subsidiaries is a party and the amount of the transaction when aggregated with all similar transactions exceeds $nil and in which a Related Party has a direct or indirect material interest.

A “Related Party” is defined as:

■	Any person who is, or at any time since the beginning of the Corporation’s last fiscal year was, a director or executive officer of the Corporation. An executive officer of the Corporation is someone responsible for achieving the objectives of the entity and who has the authority to establish policies and make decisions by which those objectives are to be pursued. Executive officers normally include the chief executive officer, chief operating officer, presidents in charge of principal business functions (such as sales, administration, or finance), and other persons who perform similar policy-making functions;

■	Any shareholder who beneficially owns in excess of 5% of the outstanding common stock or voting interests of the Corporation or any subsidiary of the Corporation;

■	A person who is an immediate family member of any director or executive officer (which means any child, stepchild, parent, stepparent, spouse, sibling, mother -in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, and any person other than a tenant or employee sharing the house of such director or executive officer);

■	Any firm, corporation, charitable organization, or other entity in which any of these persons is employed or an officer, general partner, principal, or in a similar position or in which any such person, taken together with all parties related to such person, has a beneficial ownership interest of 10% or more or can significantly influence the management or operating policies of the other party to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and

■	Any trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by, or under the trusteeship, of management.

Pursuant to the policy, all Related Party Transactions require review by the disinterested members of the board who must be satisfied that the transaction is on terms and conditions that are in, or are not inconsistent with, the best interests of the Corporation and the Shareholders. In circumstances where it is not practical to wait until the next meeting of the board, the policy authorizes the Board Chair to review and approve a Related Party Transaction unless the Board Chair is a Related Party in the Related Party Transaction.

Non-employee director compensation

Compensation decision-making process

The HRCC reviews the amount and form of non-employee directors’ compensation with a view to aligning the interests of directors and Shareholders and providing market-competitive compensation. Any changes to non-employee directors’ compensation are approved by the Board following the HRCC’s recommendation.

The HRCC works with its independent compensation advisor to develop appropriate benchmark data to align the compensation paid to non-employee directors with the market median level of compensation earned by directors at comparable organizations in the U.S. The same traditional U.S. benchmarking peer group is utilized for director compensation and executive compensation (see “Compensation Comparator Group” starting on page 57 for more details with respect to the executive compensation peer groups, which consist of both a Canadian-based peer group and a U.S.-based peer group). The market median of the U.S. benchmarking peer group is used for directors because the majority of the Corporation’s business is based in the U.S. and the board seeks to attract and retain directors with industry and market experience in that jurisdiction. The HRCC also takes into account director remuneration levels at public companies in Canada that are listed on the TSX. As part of its review, in addition to competitive market data, the HRCC considers the responsibilities and time commitment required of directors in the fulfillment of their responsibilities.

A significant portion of non-employee director compensation is paid in the form of DSUs granted under the Corporation’s Directors’ Deferred Share Unit Plan (the “DSU Plan”). This approach creates alignment with the long-term interests of Shareholders as the value of one DSU is equal to the value of one Common Share and directors cannot redeem DSUs until after they have left the board. Directors may elect annually to receive additional portions of their annual remuneration in DSUs rather than cash. For 2025, Mr. Huskilson, Mr. Lopez and Mr. Molinelli each elected to receive 100% of the cash portion of their retainer in the form of additional DSUs.

In 2025, the annual directors’ retainer and Board Chair retainer were US$240,000 and US$330,000, respectively, payable in cash and DSUs. There were no fees for attendance at board and committee meetings. A travel fee of US$1,500 is payable for travel exceeding 1,000 km on a roundtrip basis to meetings of the board and its committees and other board-related events or activities, such as educational seminars. Directors are also entitled to be reimbursed for their reasonable out-of-pocket expenses incurred in connection with the conduct of the Corporation’s business. In 2025, the chairs of the Audit & Finance Committee and HRCC received an additional retainer of US$20,000, and the chairs of the Corporate Governance Committee and Risk Committee received an additional retainer of US$15,000. See “Non-employee director retainers and fees” on page 50.

Mr. West received no remuneration for serving as a director in 2025. Mr. Huskilson only began to receive compensation for serving as a director in 2025 following his departure as CEO effective March 7, 2025. Mr. West’s compensation for serving as CEO is described under the heading “Executive Compensation Information” beginning on page 76.

[Algonquin | Liberty] 2026 Management Information Circular	49

Non-employee director retainers and fees

The following table summarizes the retainers and fees payable to the non-employee directors during 2025.

2025
Annual board retainers and fees	retainer/fee
Board Chair
Annual cash retainer	US$165,000
Annual equity retainer (DSU value received)	US$165,000
Annual board retainer – board members
Annual cash retainer	US$102,500
Annual equity retainer (DSU value received)	US$137,500
Travel fee[1]	US$1,500
Additional retainers
Chair of the Audit & Finance Committee	US$20,000
Chair of the Corporate Governance Committee	US$15,000
Chair of the HRCC	US$20,000
Chair of the Risk Committee	US$15,000

1.	Travel fees are payable for any travel exceeding 1,000 km on a roundtrip basis to attend meetings, board-related events or educational conferences and seminars.

The DSU Plan

The DSU Plan is intended to promote a greater alignment of long-term interests between non-employee directors and Shareholders. The board utilizes the DSU Plan as part of the Corporation’s overall non-employee director compensation and has adopted a policy of paying a significant portion of the annual board retainer and Board Chair’s retainer in the form of DSUs, which cannot be redeemed by a director until after he or she leaves the board. Since the value of DSUs increases or decreases in lock-step with the price of the Common Shares, DSUs align the long-term interests of directors with those of the Shareholders by tying the realizable value of a significant portion of the directors’ compensation to share price performance.

The maximum number of Common Shares that may be issued from treasury under the DSU Plan in settlement of vested DSUs is currently 2,000,000 (which, as at December 31, 2025, represented approximately 0.26% of the issued and outstanding Common Shares).

As at December 31, 2025, 337,446 Common Shares had been issued from treasury in settlement of vested DSUs, representing 0.04% of the issued and outstanding Common Shares as at that date. As at December 31, 2025, 809,647 additional Common Shares were issuable under outstanding DSU awards, representing 0.11% of the issued and outstanding Common Shares as at that date. A more detailed description of the DSU Plan can be found at Schedule “D”.

The table below summarizes certain ratios as at December 31, 2025, 2024, and 2023 regarding the DSU Plan, namely dilution, burn rate, and overhang. Dilution and overhang are measured as a percentage of the total number of Common Shares outstanding as of December 31, 2025, 2024, and 2023 and burn rate is measured using the weighted average number of Common Shares outstanding during the relevant years as noted.

		December 31, 2025	December 31, 2024	December 31, 2023
Dilution	Total number of DSUs outstanding divided by total number of Common Shares outstanding as at the end of the year noted.	0.11%	0.08%	0.11%
Burn rate	Total number of DSUs granted in the year, divided by the weighted average number of Common Shares outstanding during the year noted.[1,2]	0.04%	0.03%	0.03%
Overhang	Total DSUs outstanding plus the number of DSUs available to be granted pursuant to the DSU Plan, divided by the total number of Common Shares outstanding as at the end of the year noted.[3]	0.22%	0.22%	0.13%

1.	The weighted average number of securities outstanding during the period is the number of securities outstanding at the beginning of the period, adjusted by the number of securities bought back or issued during the period, multiplied by a time-weighting factor. The time-weighting factor is the number of days that the securities are outstanding as a proportion of the total number of days in the period. The weighted average number of securities outstanding is calculated in accordance with the CPA Canada Handbook and as such may be amended or superseded from time to time.

2.	The total number of DSUs granted in each year was as follows: 2025 – 315,627; 2024 – 250,369; and 2023 – 181,328.

3.	The total number of DSUs that can be issued under the DSU Plan as at December 31, 2025 was 852,907 (being 2,000,000 reserved less DSUs outstanding of 809,647 and 337,446 previously vested and settled).

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Non-employee director compensation table

For the year ended December 31, 2025, each non-employee director earned the amounts indicated below on account of retainer and travel fees.

Director	Cash fees earned[1]	Share-based awards[1,2]	All other compensation	Total
D. Randall Laney Chair of the Board	$239,933	$229,540	-	$469,473
Melissa Stapleton Barnes[3] Chair, HRCC	$67,572	$92,443	-	$160,015
Amee Chande Chair, Risk Committee	$173,853	$191,283	-	$365,136
Daniel S. Goldberg Chair, Corporate Governance Committee	$151,841	$209,051	-	$360,892
Dilek Samil Chair, Audit & Finance Committee	$180,809	$191,283	-	$372,092
Brett C. Carter[4] Chair, HRCC	$163,857	$198,413	-	$362,270
Chris Huskilson[5]	$8,237	$231,380	-	$239,617
David Levenson	$71,296	$262,580	-	$333,876
Christopher Lopez	$10,393	$333,876	-	$344,269
Gavin Molinelli[6]	$8,237	$202,643	-	$210,880
Roderick West[7]	-	-	-	-
DeAnn Walker[8]	$149,402	$47,737	-	$197,139

1.	Amounts in this column were converted from US$ to $ using the following exchange rates: Q1 – $1.4376/US$1.00; Q2 – $1.3643/US$1.00; Q3 – $1.3921/US$1.00; and Q4 – $1.3706/US$1.00.

2.	All non-employee directors receive part of their annual retainer in the form of DSUs. A DSU has a value equal to one Common Share. DSUs cannot be redeemed until the director retires, resigns, or otherwise leaves the board. Mr. Laney, as Board Chair, received 50% of his annual retainer in DSUs and all other non-employee Directors received at least $47,000 of their annual retainers in DSUs. Directors may elect each year to receive more than the mandated amount of their compensation in the form of DSUs. For 2025, Mr. Huskilson, Mr. Lopez and Mr. Molinelli each elected to receive 100% of the cash portion of their retainers in the form of additional DSUs.

3.	Ms. Barnes was the Chair of the HRCC until June 3, 2025. Ms. Barnes resigned from the board on June 3, 2025.

4.	Mr. Carter became Chair of the HRCC on June 3, 2025.

5.	Mr. Huskilson ceased being CEO effective March 7, 2025 and resigned from the board on November 24, 2025. Mr. Huskilson did not receive any compensation in his capacity as a director while serving as CEO.

6.	Mr. Molinelli was appointed to the board on May 30, 2025.

7.	Mr. West was appointed to the board on March 13, 2025. Given Mr. West’s role as CEO, he does not receive any compensation in his capacity as a director. Mr. West’s compensation for serving as CEO is described under the heading “Executive Compensation Information” beginning on page 76.

8.	Ms. Walker was appointed to the board on June 3, 2025.

[Algonquin | Liberty] 2026 Management Information Circular	51

Executive compensation

HRCC’s letter to Shareholders

Dear Shareholder,

One of the HRCC’s primary responsibilities is to reinforce Algonquin’s pay-for-performance philosophy. The HRCC continues to take advice from its independent compensation advisor and assess a range of compensation outcomes for executives prior to making recommendations to the board.

While the Corporation is continuing to execute its ongoing strategic evolution to a premier pure-play regulated utility business and is making progress towards improving its financial performance through its strategic simplification plan, it is cognizant that there is still significant room for improvement. Having taken this into account, the HRCC believes that the executive compensation decisions approved by the board in 2025 appropriately reflected the total returns experienced by the Corporation’s Shareholders and the important contributions made by management to Algonquin’s future success, as well as the goal of attracting and retaining executives with the capabilities, experience and deep expertise needed to lead the Corporation through this stage of its evolution. The HRCC and board determined that securing leadership talent was critical to the realization of the Corporation’s strategic objective of becoming a premier pure-play regulated utility business. Reflecting this evolution, and consistent with the reality that the vast majority of the Corporation’s operations and its executive talent market are based in the United States, the HRCC continued to use a U.S.-based peer group as a primary reference point for executive compensation benchmarking.

This letter summarizes the HRCC’s approach to executive compensation and other key initiatives in 2025 and highlights the HRCC’s priorities for 2026. The Corporation trusts that the information that follows, including the compensation discussion and analysis, will provide you with the information necessary to make an informed decision as you cast your vote on the Corporation’s approach to executive compensation at the meeting on June 29, 2026.

2025 highlights and pay decisions

In 2025, the Corporation made significant successful strides in its pursuit of becoming a premier pure-play utility business. Key business and strategic outcomes were as follows:

■	In January 2025, the Corporation completed the sale of its renewable energy business (excluding the hydro fleet) to a wholly-owned subsidiary of LS Power (the “Renewables Sale”). The completion of this transaction marked a significant milestone in the Corporation’s execution of its go-forward strategy as a pure-play regulated utility business.

■	The full year 2025 Adjusted Net EPS[1] of $0.34 exceeded the top end of the Corporation’s previously provided guidance range by $0.02. The Corporation concurrently delivered net earnings per common share growth of ~286%, Adjusted Net EPS growth of ~13% and a ~130 basis point increase to earned return on equity for the full year in comparison to 2024.

■	During the fourth quarter and shortly after year-end, the Corporation received approval from the Missouri Public Service Commission of its settlement agreement for Empire Electric’s Missouri rate case, and orders at St. Lawrence Gas and BELCO Electric; received a proposed decision at CalPeco Electric adopting a proposed settlement agreement; and achieved proposed settlements at New England Natural Gas System and Litchfield Park Water and Sewer System in Arizona.

1.	For additional information on this non-GAAP measure, please see “Caution concerning non-GAAP financial measures” on page 6.

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■	Earlier in 2025, the Corporation secured approval for its settlements at Midstates Gas (Missouri), Missouri Water, Arkansas Water, Granite State Electric and EnergyNorth Gas; and filed a rate case at Empire Electric in Kansas.

■	The Corporation launched its Southwest Power Pool (SPP) Initiative, a multi-year transmission project that is intended to strengthen the grid, improve reliability and increase energy supply.

■	In 2025, the Corporation focused on driving customer centricity across the organization and improved its customer experience composite score (based on safety, ESG, quality, reliability, price, billing, communications and customer service) by ten points.

■	The Corporation continued to enhance its cybersecurity posture by taking further steps to protect information, improve defense and incident response, and foster a culture of security awareness.

■	The Corporation continued to take steps to improve its internal cost management and budgeting processes, increasing the efficiency of its business units and successfully implementing a number of cost-saving initiatives.

These financial and non-financial accomplishments were reflected in the 2025 Corporate Scorecard result, which was calculated at 145% of target (see “The short-term incentive plan” beginning on page 61 for additional details).

The 2023 PSU awards vested at 107.4% of their original grant date value, based on the closing price of the Common Shares on the TSX on December 31, 2025 of $8.44. The number of PSUs that vested was 96.0% of the original grant (excluding accrued dividend equivalent units) based on the performance factor achieved (see “2023 PSU award performance results” beginning on page 67 for additional details).

2025 committee initiatives

The HRCC’s most significant area of focus in 2025 was continued planning for executive roles and executing on new hires to further strengthen the executive team. Throughout and following the appointment of Christopher Huskilson as Interim CEO effective August 10, 2023, and as CEO effective May 10, 2024, the HRCC continued to progress its search for a long-term CEO candidate to lead the Corporation as a “pure-play” regulated utility business. The HRCC worked with a nationally recognized executive search firm, interviewed a number of candidates, and involved the board with interviews of the top candidates, before recommending Roderick West as the Corporation’s next long-term CEO. Mr. West joined the Corporation as CEO effective March 7, 2025, and Mr. Huskilson stepped down as CEO and continued in his role as a member of the board until his departure from the board of directors effective November 24, 2025. Mr. West brings extensive industry experience to the role, given his long and successful tenure at Entergy, including in his most recent position as Group President, Utility Operations, where he was responsible for the operational and financial performance of Entergy’s five operating companies. During his 25 years at Entergy, Mr. West oversaw electric and natural gas distribution, customer service operations, the utility’s engagement with federal, state, and local regulators, shared services functions, and regulated retail commercial development and innovation. His tenure also included leading Entergy New Orleans’ rebuild after Hurricane Katrina.

Following the announcement of Darren Myers’ departure as CFO on January 14, 2025, the Corporation, in close consultation with the HRCC, began conducting a search for his replacement with the assistance of a leading executive search firm. In the meantime, Brian Chin, the Corporation’s Vice President, Investor Relations, was appointed as Interim Chief Financial Officer and served the Corporation in this position from March 7, 2025 until January 5, 2026. On November 7, 2025, the Corporation announced the appointment of Robert Stefani as Chief Financial Officer effective January 5, 2026. Mr. Stefani joined the Corporation from Southwest Gas Holdings, Inc., where he served for the last three years as Senior Vice President and Chief Financial Officer. Prior to Southwest Gas, Mr. Stefani served for four years as Senior Vice President, Chief Financial Officer and Treasurer of PECO Energy.

In addition to the CEO and Interim CFO appointments in 2025, the Corporation, in close consultation with the HRCC, also announced the appointments of Amy Walt as Chief Customer Officer (whose role has since changed to Chief Administrative Officer, effective May 2026) and Noel Black as Chief Regulatory and External Affairs Officer, each effective June 30, 2025, and shortly following year-end, the appointments of Peter Norgeot as Chief Operating Officer effective January 5, 2026, and Kristin von Fischer as Chief Human Resources Officer effective February 16, 2026. Each of the new members of the Corporation’s executive team brings deep industry experience and leadership, positioning the Corporation well in its ongoing pursuit of becoming a premier pure-play regulated utility business.

[Algonquin | Liberty] 2026 Management Information Circular	53

Executive compensation components and pay mix

Total target direct compensation for executives consists of base salary, short-term incentive, and long-term incentive. Each of these components is described in more detail in the disclosure that follows this letter.

The HRCC believes that compensation should be strongly aligned to performance and the compensation mix for executives reflects this through a significant portion of pay-at-risk. Pay-at-risk is compensation that varies based on performance and the value of the Common Shares. For 2025, the target compensation mix for the NEOs other than Mr. Huskilson and Mr. Chin, ranged from 58% to 82% at risk. Mr. Huskilson’s compensation was 100% at risk during his tenure as Interim CEO and became 80% at risk upon his appointment to CEO on May 10, 2024. Mr. West’s target compensation mix for 2025 is 82% at risk. Mr. Chin’s pay-at-risk for 2025 was reflective of his role as Vice President, Investor Relations.

NEO compensation mix — 2025 pay at risk

Other NEOs

2026 outlook

Among the HRCC’s top priorities for 2026 is an effective and efficient leadership onboarding for the CFO, COO and CHRO. In addition, the HRCC will continue to provide oversight of the Corporation’s broader human resources strategy, including recruitment, talent development, training initiatives and building leadership capabilities across the organization. The HRCC will also oversee succession planning for key leadership roles during the Corporation’s ongoing transition to a premier pure-play regulated utility business in an effort to identify and develop the talent, leadership, and capabilities necessary for the Corporation to meet future strategic objectives. Finally, the HRCC will continue to oversee the Corporation’s compensation program, including executive and employee compensation, with a view to appropriately incentivize strong executive and employee performance and create alignment with Shareholders.

On behalf of the HRCC,

Brett Carter

Chair of the HRCC

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Compensation highlights

A “pay-for-performance” philosophy underpins the Corporation’s compensation programs.	Equity ownership guidelines are in place for NEOs.

All members of the HRCC have the knowledge, experience, and background necessary to fulfill their duties.	Caps on payouts and vesting conditions are part of overall incentive plan design.

A substantial portion of incentives is deferred to discourage executives from taking short-term or excessive risks.	Executive employment agreements contain double-trigger provisions in the event of a change of control.

The HRCC and board may exercise discretion when circumstances warrant an outcome different than what incentive plan formulas produced.	Performance-based compensation is subject to the compensation clawback policy.

An independent consultant is engaged by the HRCC to establish appropriate comparators for compensation and to develop compensation for executives that is competitive in the market.

Executive pay is aligned with Shareholder interests by having a significant component at risk and tied to both short- and long-term objectives,

including relative total shareholder return performance in the case of PSU awards.

[Algonquin | Liberty] 2026 Management Information Circular	55

Compensation discussion and analysis

Annual compensation decision-making process

The board has developed a comprehensive annual process for making decisions regarding compensation for the executive officers of the Corporation. This process involves the following steps:

1.	CEO recommendations

Management identifies target compensation ranges using peer group and compensation trend information. The CEO makes recommendations regarding executive compensation to the HRCC based on those compensation ranges, internal equity considerations, and performance against objectives.

2.	HRCC review

The HRCC considers these recommendations using benchmark information with the assistance of an independent compensation consultant and other information as required, and makes recommendations to the board.

3.	Board approval

The directors consider and approve the compensation of the CEO and the other executive officers.

The foregoing process is completed in the first quarter of each year. The board, in consultation with the HRCC, also sets the individual and leadership performance objectives for the CEO for the coming year. Performance and leadership objectives for the other executive officers are set by the CEO.

For purposes of determining bonuses under the Corporation’s STIP, the board, on the recommendation of the HRCC, annually approves the corporate scorecard which sets out objectives against which corporate performance is measured (the “Corporate Scorecard”). The Corporate Scorecard results are used in the determination of bonuses for executive officers and other employees in conjunction with performance assessed against individual objectives.

The HRCC works with an independent compensation advisor to monitor the effectiveness of the Corporation’s compensation policies, plans, and programs to enable the Corporation to be competitive and attract, retain, and motivate executives and other employees and reward achievement of the Corporation’s goals.

To allow the HRCC and board to establish compensation levels that are appropriate and remain market competitive, the independent consultant conducts a complete benchmarking review at least every two years. Typically, the benchmarking scope includes a review and, if appropriate, amendments to the constituents of the Comparator Group (as defined on page 57), competitive market reviews of executive compensation levels, review and observations of current executive compensation philosophy, policies, and practices, and a review of pay and performance alignment.

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Compensation Comparator Group

To establish appropriate compensation levels relative to the Corporation’s peers, the HRCC works with its independent compensation advisor to develop a comparator group of Canadian and U.S. organizations primarily engaged in Algonquin’s business sectors (utilities, independent power producers, and other sectors of similar complexity) (the “Comparator Group”). The Comparator Group was refreshed in 2024 in anticipation of the completion of the Renewables Sale to reflect the Corporation’s transition to a pure-play regulated utility business and with the intention that both the Canadian and U.S. groups would consist of an adequate number of peers within a reasonable range of Algonquin’s size.

The Comparator Group consists of a Canadian-based peer group (the “Canadian Comparator Group”) and a U.S.-based peer group (the “U.S. Comparator Group”). Given that the vast majority of the Corporation’s operations are located in the United States, the Corporation’s executive talent market is primarily American. Most of the current executives at Algonquin were drawn from U.S.-based regulated utilities. Accordingly, the U.S. Comparator Group serves as the primary benchmarking reference for executive compensation, with the Canadian Comparator Group providing supplementary context. The Canadian Comparator Group was developed by considering general industry peers having a similar total enterprise value, asset size, revenues, and business model to the Corporation. The limited number of direct industry peers in Canada of similar size required broader selection criteria to develop an appropriate peer group. The U.S. Comparator Group was developed from industry peers selected based on similar operations and with similar total enterprise value, asset size, and revenues.

The Canadian Comparator Group consists of 13 companies with a median total enterprise value of US$12.40 billion, median total asset value of US$9.25 billion, and median revenues of US$5.12 billion.1 The U.S. Comparator Group consists of 22 companies with a median total enterprise value of US$10.34 billion, median total asset value of US$11.39 billion, and median revenues of US$2.38 billion. The market benchmarking for the Corporation’s compensation structure is based on compensation data from this Comparator Group. Comparator Group total enterprise value, assets, and revenues are as of December 31, 2025, the time at which the benchmarking analysis was conducted.

In 2025, the HRCC worked with its independent compensation advisor to further evaluate its compensation philosophy, including the Comparator Group to assess current executive compensation positioning and considerations that may be relevant for assessing future compensation decisions.

The Comparator Group for 2025 consisted of the following entities:

Canadian Comparator Group	U.S. Comparator Group

■    AltaGas Ltd.

■    ARC Resources Ltd.

■    Capital Power Corporation

■    Emera Incorporated

■    Fortis Inc.

■    Gibson Energy Inc.

■    Hydro One Limited

■    Keyera Corp.

■    MEG Energy Corp.

■    Pembina Pipeline Corporation

■    Superior Plus Corp.

■    Tidewater Midstream and Infrastructure Ltd.

■    TransAlta Corporation

■    Veren Inc.

■    ALLETE, Inc.

■    Alliant Energy Corporation

■    American Water Works Company, Inc.

■    Atmos Energy Corporation

■    Avista Corporation

■    Black Hills Corporation

■    Essential Utilities, Inc.

■    Evergy, Inc.

■    Hawaiian Electric Industries, Inc.

■    IDACORP, Inc.

■    National Fuel Gas Company

■    New Jersey Resources Corporation

■    NiSource Inc.

■    Northwest Natural Holding Company

■    NorthWestern Energy Group, Inc.

■    OGE Energy Corp.

■    ONE Gas Inc.

■    Pinnacle West Capital Corporation

■    Portland General Electric Company

■    Southwest Gas Holdings, Inc.

■    Spire Inc.

■    TXNM Energy, Inc.

1.	Amounts in respect of the Canadian Comparator Group were converted from $ to US$ using the 12-month trailing exchange rate as of January 1, 2026 of US$1.00/$1.3978.

[Algonquin | Liberty] 2026 Management Information Circular	57

Risk management and compensation

The board has implemented compensation policies and practices intended to mitigate the risk of executives and employees taking inappropriate or excessive risks. These policies and practices include:

■	STIP payouts are capped at 200% of target awards;

■	A cap on the maximum performance factor under the Share Unit Plan which limits the number of PSUs that can vest to 200% of the number initially granted;

■	Termination and severance provisions with double triggers in the event of a change of control;

■	A compensation clawback policy;

■	Inclusion of non-financial performance measures in incentive compensation plans; and

■	Board discretion to amend the final payouts under the incentive compensation programs.

As part of the HRCC’s oversight responsibilities for the design and administration of the Corporation’s executive compensation programs, the HRCC identifies and discusses plan design features or processes that may potentially represent conflicts of interest or inducements for inappropriate or excessive risk-taking by senior management.

The HRCC also satisfies itself as to the adequacy of the information it receives, the independence of the review, and reporting of financial results on which important compensation decisions (e.g., the amount of annual incentives to be paid) are based.

These existing safeguards notwithstanding, the HRCC periodically reviews the relationship between enterprise risk and the Corporation’s executive compensation plans and policies to confirm that they continue to be aligned with Shareholder interests while maintaining an acceptable level of risk exposure.

Fees paid to compensation consultants

The fees paid by the Corporation to compensation advisors for the work performed in the last two years are as follows:

	2025		2024
Advisor	Executive compensation-related fees	All other fees[1]	Executive compensation-related fees	All other fees[1]
Hugessen Consulting Inc.	$0	$0	$125,702	$0
Willis Towers Watson	$317,829.25[2]	$16,946.67	$87,925.20	$0
Mercer (Canada) Limited	$0	$149,920.25	$0	$322,137.00

1.	“All other fees” are fees for work undertaken by the advisor for management relating to, among other things, the collection of market data or database access, benchmarking, pension investment counsel, or benefits advice, including due diligence services relating to employee pension and benefits in relation to potential acquisitions, integration work for employee benefits plans for acquired businesses, and advisory services for certain utilities in connection with regulatory proceedings.

2.	In 2025, the HRCC engaged Willis Towers Watson to provide advisory support for multiple executive officer placements.

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Named Executive Officer compensation

This section discusses the elements of compensation for the NEOs in 2025, namely:

■	Christopher Huskilson, Chief Executive Officer (“CEO”) until March 7, 2025;

■	Roderick West, Chief Executive Officer from March 7, 2025 to present;

■	Darren Myers, Chief Financial Officer (“CFO”) until March 7, 2025;

■	Brian Chin, Interim Chief Financial Officer (“Interim CFO”) from March 7, 2025 to January 5, 2026;

■	Jennifer Tindale, Chief Legal Officer (“CLO”);

■	Sarah MacDonald, Chief Transformation Officer (“CTO”) until September 30, 2025; and

■	Colin Penny, Chief Information Officer (“CIO”).

Executive transitions in 2025 and 2026

Changes in the Corporation’s leadership team, and specifically its NEOs, were made in 2025 and early 2026 as the Corporation continued its transition to a premier pure-play regulated utility business. On March 7, 2025, Roderick West joined the Corporation as CEO, replacing Christopher Huskilson, who served as Interim CEO from August 10, 2023 until May 10, 2024, and as CEO from May 10, 2024 until March 7, 2025. Mr. Huskilson continued in his role as a member of the board until his departure on November 24, 2025. Separately, effective March 7, 2025, Darren Myers departed from his role as CFO. Brian Chin, the Corporation’s Vice President, Investor Relations, served as Interim CFO from March 7, 2025 until January 5, 2026, when Robert Stefani was appointed Chief Financial Officer of the Corporation. Mr. Myers remained with the Corporation in a consultant role from March 7, 2025 until his departure on March 17, 2025. On September 30, 2025, Sarah MacDonald departed from her role as CTO. On June 30, 2025, Amy Walt was appointed Chief Customer Officer and Noel Black was appointed Chief Regulatory and External Affairs officer. The Chief Customer Officer is responsible for overseeing all aspects of the customer experience across the Corporation’s water, gas and electric operations, and setting the Corporation’s customer-focused strategy and an operating model that supports sustainable affordability, reliability and innovation. Effective May 2026, Ms. Walt’s role changed to Chief Administrative Officer. Mr. Black is responsible for leading the Corporation’s regulatory strategy, government and stakeholder relations, and external communications functions, driving enterprise strategy and alignment, working closely with regulatory commissions, policymakers, community leaders, and other external stakeholders, to advance Algonquin’s pure-play utility objectives. Additionally, on January 5, 2026, Peter Norgeot was appointed as Chief Operating Officer. Mr. Norgeot is responsible for leading the Corporation’s electric, gas, and water regulated utility operations, capital execution, and enterprise-wide operational excellence initiatives. On February 16, 2026, Kristin von Fischer was appointed as Chief Human Resources Officer. Ms. von Fischer is responsible for driving strategic workforce planning to support the Corporation’s long-term growth, and leading innovation in human resources practices. On March 1, 2026, Colin Penny departed from his role as Chief Information Officer.

[Algonquin | Liberty] 2026 Management Information Circular	59

Executive compensation philosophy

The mandate of the HRCC includes review of the Corporation’s executive compensation philosophy. The Corporation’s executive compensation philosophy is designed to attract, motivate, and retain executives with the skills and experience required to deliver safe, reliable and cost-effective service, create value for Shareholders, and execute on the Corporation’s priorities. To support this, the executive compensation program is designed to align with the Corporation’s business strategy to enable a focused, accountable and high-performing leadership environment.

When determining compensation policies and individual compensation levels for the Corporation’s executive officers (other than Mr. Huskilson), the HRCC and board have adopted the following approach:

■	Executive compensation is set with reference to the appropriate Comparator Group. The weighting of the Canadian Comparator Group and U.S. Comparator Group may change depending on executive job location, executive responsibilities, local pay practices, and internal equity.

■	Pay is benchmarked and compared on a total target direct compensation basis (i.e., base salary + target annual short-term incentive + target annual long-term incentive). Benefits, perquisites, and pensions are considered separately and established based upon market data for the market in which the executive is employed.

■	Compensation will emphasize pay-for-performance and the achievement of strategic goals. An appropriate portion of total compensation should be pay-at-risk to align compensation with value creation and linked to individual and corporate performance.

■	Compensation levels, mix, and incentive plans are designed so that total target direct compensation (i.e., base salary + target annual short-term incentive + target annual long-term incentive) is generally positioned at or near the median of the relevant Comparator Group.

■	The impact of foreign exchange on compensation data is averaged over multi-year periods to smooth its impact when benchmarking executive compensation.

■	Judgment is applied and discretionary adjustments are made when appropriate to avoid an entirely mechanical process for setting each position’s pay and to strengthen pay-for-performance alignment. As a corporation undergoing a strategic reset, compensation programs are designed to be flexible and adapt to business objectives.

During his tenure as Interim CEO, Mr. Huskilson’s compensation was set at an amount equal to the total target direct compensation of the former CEO and was paid entirely in the form of RSUs. Following his appointment as CEO on May 10, 2024, Mr. Huskilson received a base salary in addition to the RSU awards. The RSUs were fully vested on the grant date but cannot be redeemed for Common Shares for at least two years after the grant date. The HRCC and board believe that this compensation structure appropriately reflected the relatively short-term nature of Mr. Huskilson’s tenure as Interim CEO and CEO while creating strong alignment with the long-term interests of Shareholders.

Compensation mix

The Corporation’s compensation program is based on concepts of pay-for-performance, market competitiveness, and internal equity, taking into account the roles and responsibilities of each level of employment in the organization. The program is designed to attract, retain, and motivate strong talent in a competitive business environment, to reward participants when corporate and personal objectives are achieved, and to promote a high-performance culture.

In keeping with the Corporation’s philosophy to link executive compensation to corporate performance, the Corporation’s compensation model includes both base salary and at-risk compensation. At-risk compensation consists of short-term incentives and long-term incentives, both of which are subject to the achievement of performance objectives and, in the case of long-term incentives, share price appreciation and Shareholder returns.

The at-risk component of short-term incentives for executives (other than Mr. Huskilson) depends on the achievement of annual corporate objectives and individual objectives and leadership performance. These objectives, if achieved, add value to the Corporation. Incentive compensation plans are designed to pay larger amounts for superior performance and lower amounts if target performance is not achieved.

Total target direct compensation consists of base salary, target short-term incentive, and target long-term incentive. In setting the total target direct compensation for the NEOs, the HRCC and board take into consideration the advice and recommendations provided by the HRCC’s independent compensation advisor which are based on the compensation earned by similar executive officers in the relevant Comparator Group (see discussion on page 57 under the heading “Compensation Comparator Group”).

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The following table shows the dollar value and percentage weighting of each component of the total target direct compensation for the NEOs in 2025.

		Compensation elements				Compensation mix
Name	Base salary	Short-term incentive target	Long-term incentive target	Target total direct compensation	Base salary	Short-term incentive target	Long-term incentive target	Pay- at-risk
Chris Huskilson (Former CEO)	$1,370,000[1]	$-	$5,500,000	$6,870,000	20%	0%	80%	80%
Roderick West (CEO)	$1,250,000[2]	$1,375,000	$4,375,000	$7,000,000	18%	20%	63%	82%
Darren Myers (CFO)	$750,000[3]	$487,500	$1,500,000	$2,737,500	27%	18%	55%	73%
Brian Chin (Interim CFO)[4]	$784,669[5]	$157,219	$201,663[6]	$1,143,551	69%	14%	18%	31%
Jennifer Tindale (CLO)	$591,600	$384,450	$828,240	$1,804,380	33%	21%	46%	67%
Sarah MacDonald (CTO)	$780,000[7]	$507,000	$1,092,000	$2,379,000	33%	21%	46%	67%
Colin Penny (CIO)	$412,000	$267,800	$309,000	$988,800	42%	27%	31%	58%

1.	This amount reflects the annualized value of the base salary to which Mr. Huskilson was entitled in 2025.

2.	Mr. West’s base salary amount reflects the annualized value of the base salary to which Mr. West was entitled following his appointment as CEO on March 7, 2025.

3.	This amount reflects the annualized value of the base salary to which Mr. Myers was entitled in 2025.

4.	The amounts in this table for Mr. Chin were converted from US$ to $ using the 12-month trailing exchange rate as of January 1, 2026 of: $1.3978/US$1.00.

5.	Until March 7, 2025, Mr. Chin served as Vice President of Investor Relations. This amount reflects the annualized value of the base salary to which Mr. Chin was entitled following his appointment as Interim CFO on March 7, 2025, including a monthly US$20,000 cash payment for his Interim CFO duties.

6.	This amount reflects the annualized value of the RSU awards that Mr. Chin was entitled to in 2025 for serving as Interim CFO, in addition to the value of his annual LTIP award.

7.	Included in this figure is a monthly payment of $12,500 which Ms. MacDonald received from January 1, 2025 to February 15, 2025, which was increased to $15,000 effective February 16, 2025, as compensation for her added operational responsibilities following her appointment to CTO on August 8, 2024.

Base salary

Base salaries of the NEOs are established at levels which are meant to be competitive with other organizations with similar scope of operations and of comparable size to the Corporation. Base salaries are not a function of any specific relationship to the performance of the Corporation and are reviewed annually by the HRCC.

The board approves any changes to the base salaries of the NEOs based on the recommendations of the HRCC. The HRCC’s recommendations are established through benchmarking relative to the Comparator Group by the HRCC’s independent compensation advisor.

The short-term incentive plan

The STIP is an annual cash bonus plan, the purpose of which is to align compensation with business results and individual performance, thereby promoting behaviours that benefit the Corporation and its Shareholders. Target STIP awards are based on position and market competitiveness and STIP payouts are capped at 200% of the target award.

Short-term incentives are calculated and paid annually based on achievement relative to scorecard goals and objectives as well as individual performance, as described below.

Each NEO (other than Mr. Huskilson) was eligible for an award under the STIP if established corporate and personal goals and objectives were achieved and other conditions met. Each year, the corporate goals and objectives that form the Corporate Scorecard are reviewed and approved by the board on the recommendation of the HRCC. Personal goals and objectives for the NEOs (other than Mr. Huskilson and Mr. West) were determined by the CEO and aligned with the Corporate Scorecard for that year. The board and HRCC also review the CEO’s personal goals and objectives. The amount of the annual STIP award is determined by the aggregate STIP score (“STIP Factor”) achieved by a NEO. The STIP Factor is calculated for each NEO (other than Mr. Huskilson) with 80% weighting assigned to results achieved under the Corporate Scorecard and 20% weighting assigned to individual objectives and leadership performance. The formula for calculating the STIP Factor is set out on page 62.

Mr. Huskilson was not eligible for an award under the STIP or any other short-term incentive plan offered by the Corporation.

[Algonquin | Liberty] 2026 Management Information Circular	61

STIP payouts

Annual STIP payouts for the NEOs (other than Mr. Huskilson) were calculated as follows:

The STIP Factor is calculated as follows:

The STIP includes a minimum requirement whereby STIP payouts are limited if a certain financial performance target was not achieved. Specifically, for 2025, if the Adjusted Net EPS1 results were less than the applicable Corporate Scorecard threshold, then for the purposes of calculating the Corporate Scorecard result, all performance metrics would be assessed at the lower of their target or the actual performance achieved.

1.	For additional information on this non-GAAP measure, please see “Caution concerning non-GAAP financial measures” on page 6.

2025 Corporate Scorecard results

The following discussion and the table depicted on page 63 set out the 2025 Corporate Scorecard objectives and performance results achieved relative to those objectives. The 2025 Corporate Scorecard contained five objectives that were grouped into two categories, weighted as follows: (i) three non-financial metrics with an aggregate weighting of 40%; and (ii) two financial metrics with an aggregate weighting of 60%. Targets and results noted in the discussion below and the table depicted on page 63 are established and measured based on an exchange rate of $1.37/US$1.00, the 2025 budget rate. Accordingly, reported performance may vary from results in the financial statements of the Corporation for 2025 due to difference in exchange rates used.

The overall 2025 Corporate Scorecard result was 145 points out of a target of 100 and a maximum of 200. The score in the non-financial metrics category was 68.9 points out of a target of 40 and a maximum of 80. The Corporation exceeded target on non-financial metrics, including ‘Customer Operational Performance Consolidated Index’ and ‘Improve the Customer Experience (by simplifying systems for employees including through the use of SAP)’’. Although the Corporation also exceeded target in the ‘Safety’ category, the HRCC and board concluded that a downward adjustment was appropriate for reasons that were not fully captured by the quantitative indicators used in the Corporate Scorecard and that a purely formulaic outcome would not appropriately reflect the overall safety context for the year. Accordingly, the board applied a 15.1 point downward discretionary adjustment to the Corporate Scorecard result. The board’s exercise of discretion reflects its focus on safety as a foundational priority and the importance of aligning incentive outcomes with the overall safety context. In the financial metrics category, the Corporation achieved a score of 91.2 points out of a target of 60 and a maximum of 120. This result was driven by below target performance on FFO1, which was partially offset by Adjusted Net EPS2, achieving stretch target.

The Corporation met threshold on the 2025 Adjusted Net EPS2 metric; therefore, the potential limit on STIP payouts to executives described on page 62 did not apply.

The actual 2025 STIP awards to the NEOs are described under the heading “2025 executive performance highlights” beginning on page 76 and in the Summary Compensation Table on page 79.

1.	For additional information on this non-GAAP measure, please see “Caution concerning non-GAAP financial measures” on page 6.

2.	For additional information on this non-GAAP measure, please see “Caution concerning non-GAAP financial measures” on page 6.

62

2025 Corporate Scorecard

Operating excellence for our customers	Weight	Final Achievement
Safety Severity Based Lagging Indicator (SLBI) Safety Observations	10%	15.1%
Customer Operational Performance Consolidated Index	10%	14.4%

Financial excellence supporting profitable growth
Adjusted Net EPS[1]	40%	80.0%
Funds From Operations (FFO)[1]	20%	11.2%

Strategic initiatives
Get our regulated business running optimally through use of SAP[2]	20%	39.4%

Financial metrics:	91.2%
Non-financial total:	53.8%
Overall adjusted scorecard:	145.0%

1.	For additional information on this non-GAAP measure, please see “Caution concerning non-GAAP financial measures” on page 6.

2.	As measured by the Customer Experience Composite Score based on a customer satisfaction survey evaluating safety, ESG, quality, reliability, price, billing, communications and customer service.

[Algonquin | Liberty] 2026 Management Information Circular	63

The long-term incentive plan

The LTIP is intended to incentivize and reward behaviour that creates long-term value for Shareholders by aligning the interests of executives with long-term Shareholder interests. To achieve this, the future value of the LTIP awards is tied to the value of the Common Shares. The realization of such value depends on the achievement of performance-vesting criteria and share price growth, which creates a strong link to long-term performance.

For each NEO (other than Mr. Huskilson), prior to 2024, the target long -term incentive award was granted 25% as stock options (“Options”) and 75% as PSUs. In 2024, Options were replaced with RSUs and the target long-term incentive award was granted 25% as RSUs and 75% as PSUs. In 2025, target long-term incentive awards were granted 50% as RSUs and 50% as PSUs, with the intention of attracting and retaining executives with the capabilities, experience and deep expertise needed to lead the Corporation during its ongoing transition to a premier pure-play regulated utility business (see “Annual compensation decision-making process” on page 56) and to support business stability during this strategic reset. The vehicle mix of the LTIP is reviewed annually to support alignment with market practice and to address the needs of the Corporation.

The numbers of RSUs and PSUs granted to the NEOs (other than Mr. Huskilson) as annual long-term compensation awards are determined by the board on the recommendation of the HRCC and are based on the percentage of their total target direct compensation to be granted in the form of long-term incentives. Previous grants of Options, RSUs, and PSUs are not considered when approving new grants, as annual grants are made based on the long-term incentive target.

RSUs and PSUs increase or decrease in value in proportion to the increase or decrease in the market price of the Common Shares over the term of a particular grant.

The Option Plan

The Option Plan is a “rolling plan” and, as a result, pursuant to the rules and policies of the TSX, all unallocated Options under the Option Plan must be approved by a majority of Shareholders every three years. The Option Plan was last approved by Shareholders at the Corporation’s annual meeting of Shareholders on June 2, 2022, and, as a result, the three-year term of effectiveness prescribed by the TSX in respect of that Shareholder approval expired on June 2, 2025.

No Options have been granted since the 2023 LTIP plan year and the Corporation does not currently intend to grant, and is not permitted to grant, Options absent shareholder approval, as part of the 2026 compensation of its directors, officers, employees, or others. As such, the Corporation once again does not intend to seek re-approval from Shareholders of the unallocated Options under the Option Plan at the Meeting. As a result:

■	the Corporation is not permitted to grant further Options under the Option Plan until such time as the required Shareholder approval may be obtained in the future; and

■	all Options that have already been allocated and granted under the Option Plan that have not yet been exercised will continue unaffected in accordance with their current terms; provided that, where such an Option is cancelled or terminated, it will not be available for re-grant under the Option Plan until such time as the required Shareholder approval may be obtained in the future.

In the past, Options that had been granted to executives as part of the Corporation’s annual compensation cycle had a term of eight years and vested in three equal tranches commencing on December 31 of the year of grant and on December 31 of the two subsequent years. A more detailed description of the Option Plan can be found at Schedule “E”.

As of December 31, 2025, the number of outstanding Options was 1,684,228 which represented 0.22% of the total issued and outstanding Common Shares as at that date. There were no Options available for issuance under the Option Plan as of December 31, 2025. The number of Common Shares that have been issued pursuant to the Option Plan as of December 31, 2025 was 6,945,565. The number of Common Shares that have been issued pursuant to the Option Plan as a percentage of the issued and outstanding Common Shares as at December 31, 2025 was 0.90%.

The table below summarizes certain ratios as at December 31, 2025, 2024, and 2023 regarding the Option Plan, namely dilution, burn rate, and overhang. Dilution and overhang are measured as a percentage of the total number of Common Shares outstanding as of December 31, 2025, 2024, and 2023, and burn rate is measured using the weighted average number of Common Shares outstanding during the years as noted.

		December 31,	December 31,	December 31,
		2025	2024	2023

Dilution	Total number of Options outstanding divided by total number of Common Shares outstanding as at the end of the year noted.	0.22%	0.27%	0.39%
Burn rate	Total number of Options granted in a year divided by the weighted average number of Common Shares outstanding during the year noted.[1,2]	0.00%	0.00%	0.20%
Overhang	Total Options outstanding plus the number of Options available to be granted pursuant to the Option Plan, divided by the total number of Common Shares outstanding as at the end of the year noted.[3]	6.06%	6.28%	6.48%

1.	The weighted average number of securities outstanding during the period is the number of securities outstanding at the beginning of the period, adjusted by the number of securities bought back or issued during the period, multiplied by a time-weighting factor. The time-weighting factor is the number of days that the securities are outstanding as a proportion of the total number of days in the period. The weighted average number of securities outstanding is calculated in accordance with the CPA Canada Handbook and as such may be amended or superseded from time to time.

2.	The total number of Options granted in each year was as follows: 2025 – Nil; 2024 - Nil; and 2023 – 1,368,744.

3.	The total number of Common Shares that can be issued under the Option Plan as of December 31, 2025 was nil.

The Share Unit Plan

The objectives of the Share Unit Plan are to: (i) align a portion of participating employees’ compensation with the performance of the Corporation over the long- term; and (ii) retain critical employees to drive business success. Under the Share Unit Plan, PSU and RSU awards can be made. Each PSU and RSU awarded represents the opportunity to receive one Common Share (issued from treasury or purchased on the secondary market), or a cash equivalent payment (in either case at the Corporation’s election), at the time of settlement, subject to the satisfaction of performance conditions in the case of PSUs, as described below.

PSUs and RSUs are a component of long-term compensation for employees. PSUs vest based on the achievement of performance criteria specified at the time of grant during the three-year performance period commencing on January 1 of the year of grant and ending on December 31 of the third year after the grant. For 2025, PSU awards made up 50% of the target long-term compensation value for each of the NEOs (other than Mr. Huskilson, who was not eligible for PSU awards). PSUs vest on the last day of the three-year performance period, subject to the degree of achievement relative to the performance criteria. For 2025, RSU awards made up 50% of the target long-term compensation value for each of the NEOs (other than Mr. Huskilson) and vest in three equal tranches on the first, second, and third anniversaries of the award date.

RSUs may also be issued under the bonus deferral program (see discussion on page 69 under the heading “Bonus deferral program”), for retention purposes, or as sign-on or make-whole compensation to attract senior talent. In addition, RSU awards can be made to facilitate retirement and transition of senior executives on a mutually agreeable timeline and terms. RSU awards are typically time-based awards and vest on continuity of employment or compliance with ongoing contractual obligations during the time specified in the applicable award agreement.

The maximum number of Common Shares that are issuable from treasury under the Share Unit Plan to settle awards of PSUs and RSUs is currently 14,000,000 (representing approximately 1.82% of the issued and outstanding Common Shares as at December 31, 2025). As at December 31, 2025, 3,451,557 Common Shares have been issued from treasury in settlement of vested PSUs and RSUs, representing 0.45% of the issued and outstanding Common Shares as at that date. As at December 31, 2025, 10,548,443 additional Common Shares were available to be issued from treasury to settle vested PSUs and RSUs issued or to be issued under the Share Unit Plan, representing 1.37% of the issued and outstanding Common Shares as at that date. At the Meeting, Shareholders will be asked to approve an amendment to the Share Unit Plan to increase the maximum number of Common Shares issuable from treasury under such plan from 14,000,000 to 29,000,000.

Grants may be made under the Share Unit Plan to executives or other employees of the Corporation or of any affiliate of the Corporation. For the purposes of the Share Unit Plan, an “affiliate” is any corporation, partnership, or other entity in which the Corporation, directly or indirectly, has majority ownership interest or which the Corporation controls.

The Share Unit Plan was amended on March 6, 2025, to permit the Market Value for purposes of the Share Unit Plan to be determined based on the five-day volume- weighted average price of the Common Shares on either the TSX or the NYSE, at the election of the Plan Committee. Such amendment was within the authority of the board under the Share Unit Plan.

A more detailed description of the Share Unit Plan can be found at Schedule “B”.

[Algonquin | Liberty] 2026 Management Information Circular	65

PSUs are granted based on a performance period of three calendar years commencing on January 1 of the year in which the PSUs are granted (the “Performance Period”). In addition to the performance criteria specified at the date of grant, a performance modifier is applied to the PSUs based on the cumulative total shareholder return (“TSR”) achieved by the Corporation during the Performance Period relative to a group of peers. For PSUs granted after 2023, the Corporation’s cumulative TSR is measured relative to a blended average of the S&P/TSX Capped Utilities Index and the S&P 500 Utilities Index, with each group having equal weighting. These peer groups are referred to below as the “Index Group”. If the TSR achieved by the Corporation over the Performance Period relative to the TSR for the Index Group for the same period is between the 25th and the 75th percentile, the number of PSUs that vest will be modified on a pro-rata basis between 80% to 120%. If the TSR performance of the Corporation is at or below the 25th percentile performance of the Index Group, the number of PSUs that vest will be reduced to 80% of those that would have otherwise vested. If the TSR performance of the Corporation is at or above the 75th percentile of the performance of the Index Group, the number of PSUs that vest will increase to 120% of those that would have otherwise vested. In the latter case, there will be no increase applied to the number of PSUs that vest where the Corporation’s TSR performance is negative over the Performance Period despite strong relative performance when compared to the Index Group.

If the achievement for any one performance criteria is above target for the Performance Period, the number of PSUs that vest can be increased to a maximum weighting for the relevant performance criteria as follows: (i) efficiency (160%); (ii) safety (20%); and (iii) sustainability (20%). The maximum number of PSUs that can vest under these performance criteria with the TSR modifier applied, assuming maximum relative TSR performance to the Index Group, is 240% of the PSUs originally granted. The table below compares the 2023, 2024 and 2025 series LTIP awards and their metrics, weighting and maximum payout.

2023 series Performance period: 1/1/2023 to 12/31/2025 Maximum Payout: 240%

2024 series Performance period: 1/1/2024 to 12/31/2026 Maximum payout: 240%

2025 Series Performance period: 1/1/2025 to 12/31/2027 Maximum payout: 200%

2023 PSU award performance results

PSUs granted in 2023 had a Performance Period of January 1, 2023 to December 31, 2025. The performance metrics and the results achieved during that Performance Period were:

			Three-year

Performance factor	Target	Weighting	performance	Performance range achieved	Achieved factor
Efficiency	100 points	80%	92.67 points	> 80 and <= 120	0.80
Safety	1.00 RIR	10%	0.52 RIR	< 0.70 RIR	0.20
Sustainability	660 MW	10%	916[1]	> 792 MW	0.20
			A. Total performance factor score		120%
			B. TSR performance modifier		80%
			C. Overall performance and TSR factor (A x B = C)		96.0%
			D. Realized value vs. grant date value		107.4%

1.	While the 2023 LTIP grant reflected a three-year performance target, the sustainability target was modified to reflect a two-year target following the Renewables Sale, with actual performance based on 2023 and 2024 MW results.

The performance factor applied to the 2023 PSU awards was 120%. The TSR performance modifier was 80% due to the Corporation’s TSR performance during the Performance Period being below the 25th percentile of the Index Group, producing an overall performance score of 96.0%. Accordingly, the 2023 PSU grants vested at 113.8% of the original number of PSUs awarded when taking into account the overall performance score and additional PSUs granted as dividend equivalents.

The realized value of the 2023 PSU grants, based on the December 31, 2025 closing price on the TSX of $8.44 per Common Share, was 107.4% of the original grant date value.

[Algonquin | Liberty] 2026 Management Information Circular	67

2025 PSU grants

The PSUs granted in 2025 are subject to two equally weighted performance measures: (i) relative total shareholder return (“rTSR”) (50%), and (ii) cumulative Adjusted Net EPS1 (50%), each measured over a three-year performance period.

The rTSR component measures the Corporation’s total shareholder return relative to peer groups that reflect its dual-listed structure. Performance is assessed against a blended benchmark consisting of (a) the Corporation’s TSX-listed shares compared to selected constituents of the S&P/TSX Capped Utilities Index, and (b) the Corporation’s NYSE-listed shares compared to selected constituents of the US S&P 500 Utilities Index and S&P 400 Mid Cap Utilities Index.

Selected constituents of the		Selected constituents of the
S&P/TSX Capped Utilities Index		US S&P 500 Utilities and S&P 400 Mid Cap Utilities Index
■	Hydro One Ltd.	■	Alliant Energy Corp.	■	New Jersey Resources Corp.
■	Emera Inc.	■	Evergy, Inc.	■	Black Hills Corp.
■	Canadian Utilities Ltd.	■	Pinnacle West Capital Corp.	■	ONE Gas, Inc.
■	ATCO Ltd.	■	Essential Utilities, Inc.	■	Spire Inc.
		■	OGE Energy Corp.	■	ALLETE, Inc.
		■	IDACORP, Inc.	■	NorthWestern
		■	Portland General Electric	■	Energy Group, Inc.

For the rTSR metric, target performance is achieved at the 50th percentile (P50) and results in a payout of 100% of the rTSR portion of the award (representing 50% of the overall PSU opportunity). Threshold performance is set at the 25th percentile (P25), which results in a payout of 50% of the rTSR portion, while maximum performance is achieved at or above the 75th percentile (P75), resulting in a payout of 200% of the rTSR portion. Performance results between threshold and target, and between target and maximum, are interpolated on a linear basis. No payout is earned for this component if performance is below the 25th percentile.

The Adjusted Net EPS component is based on the achievement of a cumulative Adjusted Net EPS target established for the full three-year performance period. In addition, incremental credit may be earned if specified interim performance objectives are achieved by December 31, 2026 (the “Year 2 Goal”) and December 31, 2027 (the “Year 3 Goal”). The base payout for this metric ranges from 50% to 150% of target, with an additional 25% payout available for each of the Year 2 Goal and Year 3 Goal, subject to achievement. The maximum payout for the Adjusted Net EPS component is capped at 200%.

The total PSU payout is determined by combining the weighted results of the rTSR and Adjusted Net EPS components. The overall performance adjustment factor is capped at a maximum of 200% of the target award.

1. For additional information on this non-GAAP measure, please see “Caution concerning non-GAAP financial measures” on page 6.

Bonus deferral program

With a view to facilitating increased equity ownership among senior leaders, the board established a bonus deferral program for eligible employees of the Corporation and its affiliates. Employees who hold positions above the level of senior manager are eligible to participate. Eligible employees may elect, prior to any calendar year, to defer up to 100% of their annual STIP award for that year and receive the deferred amount in RSUs issued under the Share Unit Plan. RSUs issued under this program are fully vested and may be settled in Common Shares issued from treasury, Common Shares purchased on the secondary market, or in cash (at the Corporation’s election). Any bonus amount deferred is tax-deferred until the issued RSUs are settled. A participating Canadian employee may elect at any time after issuance of the RSUs to have them settled at a specified date in the future within the timeframes permitted under the program. The program allows for settlement of RSUs to be deferred for a period ending no later than December 31 of the second year following retirement or termination of employment. RSUs for participating U.S. employees will be settled in Common Shares, one-half (1/2) on July 1 of the first calendar year following the year in which such employee separates from service with the Corporation and the remaining one-half (1/2) on July 1 of the second calendar year following the year in which such employee separates from service with the Corporation. Employees receive additional RSUs in an amount equivalent to any dividend payable on an equivalent number of Common Shares during the period up to the settlement date of the RSUs. The additional RSUs issuable to reflect dividend payments are issued at the Market Value (as such term is defined in the Share Unit Plan) on the relevant dividend payment date in accordance with the Share Unit Plan.

The table below summarizes certain ratios as of December 31, 2025, 2024, and 2023 regarding the Share Unit Plan, namely dilution, burn rate, and overhang. Dilution and overhang are measured as a percentage of the total number of Common Shares outstanding as of December 31, 2025, 2024, and 2023, and burn rate is measured using the weighted-average number of Common Shares outstanding during the relevant years as noted.

		December 31,	December 31,	December 31,
		2025	2024	2023

Dilution	Total number of PSUs/RSUs outstanding divided by total number of Common Shares outstanding as at the end of the year noted.	0.76%	0.70%	0.54%
Burn rate	Total number of PSUs/RSUs granted in the year divided by the weighted average number of Common Shares outstanding during the year noted.[1,2]	0.23%	0.40%	0.42%
Overhang	Total PSUs/RSUs outstanding plus the number of units available to be granted pursuant to the Share Unit Plan, divided by the total number of Common Shares outstanding as at the end of the year noted.[3]	1.37%	1.43%	0.60%

1.	The weighted average number of securities outstanding during the period is the number of securities outstanding at the beginning of the period, adjusted by the number of securities bought back or issued during the period, multiplied by a time-weighting factor. The time-weighting factor is the number of days that the securities are outstanding as a proportion of the total number of days in the period. The weighted average number of securities outstanding is calculated in accordance with the CPA Canada Handbook and as such may be amended or superseded from time to time.

2.	The total number of PSUs/RSUs granted in each year was as follows: 2025 – 1,785,372; 2024 – 2,915,074; and 2023 – 2,919,948. The figures include additional units granted due to dividends paid on Common Shares during the relevant year.

3.	The total number of Common Shares that can be issued for vested PSU/RSUs as of December 31, 2025 was 10,548443 (14,000,000 less the 3,451,557 Common Shares issued as at December 31, 2025 to settle prior awards).

[Algonquin | Liberty] 2026 Management Information Circular	69

The ESPP

The Corporation’s Employee Share Purchase Plan (the “ESPP”) enables eligible employees (which includes NEOs, other than Mr. Huskilson) to acquire Common Shares in a convenient and systematic manner, thereby facilitating increased levels of equity ownership in the Corporation.

The maximum number of Common Shares issuable from treasury under the ESPP is currently 6,500,000, representing approximately 0.85% of the issued and outstanding Common Shares as at December 31, 2025. As of December 31, 2025 a total of 4,448,267 Common Shares had been issued from treasury to employees under the ESPP, representing 0.58% of the issued and outstanding Common Shares as of that date. A total of 2,051,733 Common Shares remained issuable from treasury under the ESPP as of December 31, 2025, representing 0.27% of the issued and outstanding Common Shares as of that date.

All regular full-time and part-time employees of the Corporation (including employees of subsidiaries of the Corporation in North America) are eligible to participate in the ESPP. Participants in the ESPP accumulate funds for the purchase of Common Shares through payroll deduction. For employees who are resident in Canada or who otherwise qualify as Canadian dollar participants under the ESPP, the Corporation matches 20% of the first $5,000 contributed by the employee and 10% of the next $5,000 contributed by the employee, for a maximum matching contribution of $1,500 annually. For employees who are resident in the United States or Bermuda or who have been designated by the Corporation as U.S. dollar participants under the ESPP, the Corporation matches 20% of the first US $5,000 contributed by the employee and 10% of the next US$5,000 contributed by the employee, for a maximum matching contribution of US$1,500 annually.

On or about the first business day following the processing of employees’ payroll, all contributions received in respect of each participant are paid in full on behalf of such participant to purchase Common Shares from treasury or, at the election of the Corporation, through market purchases carried out by an independent broker through the facilities of the TSX or NYSE. For employees who are resident in Canada or otherwise qualify as Canadian dollar participants under the ESPP, Common Shares issued from treasury are issued at a price equal to the volume-weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the purchase date. For employees who are resident in the United States or Bermuda or who have been designated by the Corporation as U.S. dollar participants under the ESPP, Common Shares issued from treasury are issued at a price equal to the volume-weighted average trading price of the Common Shares on the NYSE for the five trading days immediately preceding the purchase date. Where the Corporation determines that Common Shares purchased by participants will be acquired through market purchases, an equivalent number of Common Shares will be acquired on the applicable market (with any shortfall from contributions for the purchase of such Common Shares being contributed by the Corporation and any excess being available to the Corporation to apply against costs of administering the ESPP).

The Common Shares reserved for issuance to insiders under the ESPP, together with any other securities-based compensation arrangements of the Corporation, cannot exceed 10% of the outstanding Common Shares, and the number of Common Shares issued to insiders within a one-year period cannot exceed 10% of the outstanding Common Shares.

The ESPP does not set out a maximum number of Common Shares that may be issued to an individual employee; however, eligible employees may only contribute up to a maximum of $10,000 per year in their respective plan participation currency in any given year. This has the effect of limiting the number of Common Shares that may be issued to any one individual under the ESPP.

The ESPP can be amended by the board at any time, without the approval of the Shareholders, provided that amendments to: (i) increase the number of Common Shares reserved for issuance from treasury under the ESPP; (ii) add categories of persons eligible to participate under the ESPP; (iii) eliminate or decrease the limitations on insider participation set forth previously; (iv) increase the amount of the contributions of the Corporation under the ESPP, provide for Common Shares to be purchased at a discount, increase the amount of any such discount, or otherwise provide for any additional form of financial assistance to participants; or (v) amend the amending provision of the ESPP to eliminate a matter listed as requiring Shareholder approval, will in each case require Shareholder approval. The interest of any participant under the ESPP is not assignable either by voluntary assignment or by operation of law, except upon death or upon mental incompetency. Upon the termination of employment of any participant under the ESPP for any reason whatsoever, all Common Shares held in such participant’s account under the ESPP shall be released to such participant.

The table below summarizes certain ratios as at December 31, 2025, 2024, and 2023 regarding the ESPP, namely, burn rate and overhang. Overhang is measured as a percentage of the total number of Common Shares outstanding as of December 31, 2025, 2024, and 2023 and burn rate is measured using the weighted-average number of Common Shares outstanding during the relevant years as noted.

		December 31,	December 31,	December 31,
		2025	2024	2023
Burn rate	Common Shares issued from treasury under the ESPP in the year divided by the weighted average number of Common Shares outstanding during the year noted.[1,2]	0.07%	0.10%	0.11%
Overhang	Total Common Shares available for purchase by employees pursuant to the ESPP divided by the total number of Common Shares outstanding.[3]	0.27%	0.34%	0.12%

1.	The weighted average number of securities outstanding during the period is the number of securities outstanding at the beginning of the period, adjusted by the number of securities bought back or issued during the period, multiplied by a time-weighting factor. The time-weighting factor is the number of days that the securities are outstanding as a proportion of the total number of days in the period. The weighted average number of securities outstanding is calculated in accordance with the CPA Canada Handbook and as such may be amended or superseded from time to time.

2.	The total number of Common Shares issued for employee purchases under the ESPP during the years noted were as follows: 2025 – 559,621; 2024 - 741,849; and 2023 – 752,582.

3.	The maximum number of Common Shares issuable under the ESPP is currently 6,500,000. As at December 31, 2025, 4,448,267 Common Shares had been issued, with an additional 2,051,733 Common Shares being available for purchase by employees under the ESPP.

The defined contribution pension plan

The Corporation has established a defined contribution pension plan for its Canadian employees, including NEOs (the “Pension Plan”). In 2025, under the Pension Plan, the Corporation contributed 6% of eligible earnings up to the annual limit established by Canada Revenue Agency (“CRA”) on behalf of each NEO (other than Mr. Huskilson). No matching contributions were required by the NEOs. For Canadian employees other than the NEOs and certain other senior employees, the Corporation provides an annual contribution of 2% of eligible earnings. The Corporation also double-matches up to an additional 2% of eligible earnings contributed by the employee (i.e., if the employee contributed 2% of eligible earnings, the Corporation’s additional contribution would be 4%, up to a maximum contribution equal to the annual limit established by the CRA) . Eligible earnings under the Pension Plan are defined as the annual base salary. The Pension Plan is administered on behalf of the Corporation by a major Canadian life insurance company.

Under the Pension Plan, employees may retire by ending active employment at any time after reaching the age of 55. Upon retirement, the retired employee will receive retirement income through the purchase of a life or joint life annuity. The amount of retirement income will be dependent upon the accumulated value of the participant’s account in the Pension Plan. There are a number of defined benefit pension plans in place for U.S. employees of operating affiliates of the Corporation. None of the NEOs or other executive officers are eligible to participate in the pension programs offered by the Corporation’s affiliates.

[Algonquin | Liberty] 2026 Management Information Circular	71

Supplemental executive retirement plan

The Corporation has established a supplemental executive retirement plan (“SERP”) to provide a retirement savings program for executives that is intended to align with market practices in Canada. Under the SERP, the Corporation annually accrues an amount for eligible executives, including NEOs (other than Mr. Huskilson) equivalent to 12% of eligible earnings less any amounts contributed to the Pension Plan during the year. The SERP is an unfunded program under which no annual contributions are funded by the Corporation, with future amounts owing payable from the general revenues of the Corporation. Under the SERP, eligible earnings are the amount of annual base salary and annual cash incentive earned by the participant. Upon cessation of employment with the Corporation, a participant under the SERP receives, at their election, either a one-time taxable lump-sum payment or a series of annual taxable payments for a period not exceeding 15 years with an equal present value. Accrued amounts in the SERP are credited or debited annually by an amount equivalent to the annual return or loss achieved in the Pension Plan, based on the investment mix selected by the participant.

The following table shows the accumulated value from January 1, 2025 to December 31, 2025 for each NEO under the Pension Plan and the SERP.

	Accumulated value at start of year	Compensatory change[1]	Non-compensatory change[2]	Accumulated value at end of year
Chris Huskilson	$34,795	$0	$0	$34,795
Roderick West	$0	$24,431	$1,729	$26,160
Darren Myers	$319,586	$21,289	$11,669	$352,545
Brian Chin[3]	$0	$0	$0	$0
Jennifer Tindale	$906,961	$200,347	$51,774	$1,159,083
Sarah MacDonald	$100,344	$144,388	$7,122	$251,854
Colin Penny	$236,486	$95,311	$25,472	$357,268

1.	Includes Pension Plan contributions and unfunded SERP contributions and credits. Mr. Huskilson was not eligible for the SERP in 2025.

2.	Non-compensatory change is the amount of annual investment value increase/decrease achieved by a participant in the Pension Plan based on a participant’s individual investment product mix elected in the program.

3.	Mr. Chin was Interim CFO from March 7, 2025 to January 5, 2026. He was not eligible to participate in the SERP.

Other executive benefits

The Corporation provides executives with additional benefits in accordance with the compensation program objectives and for the purpose of retention and motivation. As part of their 2025 compensation, the NEOs (other than Mr. Huskilson) were eligible to receive some or all of the following:

Life and accidental death	Medical expenses and	Monthly car allowance	Health and
and dismemberment	medical insurance		wellness coverage
insurance coverage	reimbursements

Some of these items are considered taxable benefits. The monetary value of the benefits is reported in the “Summary compensation table” on page 79.

Compensation clawback policy

The board has approved a compensation clawback policy applicable to all “Executive Officers” (as that term is defined under applicable securities legislation in Ontario) and to any other employee specifically designated by the HRCC. The policy provides that if there is a restatement of the Corporation’s financial statements due to material non-compliance by the Corporation with any financial reporting requirement under applicable securities laws, then the HRCC shall initiate a process to recoup performance-based compensation paid to the Executive Officers or cancel unpaid or unvested performance-based compensation awarded to the Executive Officers. In this circumstance, the amount to be recouped or cancelled is equal to the difference between the amount of performance- based compensation actually awarded, vested, or paid to the Executive Officers during the relevant period (generally the preceding three years) and the amount of performance-based compensation that would have been awarded, vested, or paid to the Executive Officers had it been calculated or determined based on the Corporation’s restated financial statements. The HRCC may elect not to enforce the clawback policy in limited circumstances following a restatement, including when reasonable attempts have been made to recover the amount and the costs of further enforcement efforts would exceed the amount to be recovered.

The HRCC also has discretion under the compensation clawback policy to recoup or cancel performance -based compensation awarded or paid to an Executive Officer if the board determines that he or she was engaged in misconduct (as defined in the policy). In the case of misconduct, the amount of performance-based compensation recouped or cancelled will be at the discretion of the HRCC after taking into account the factors set out in the policy, including: the nature and severity of the misconduct; the Executive Officer’s position and degree of responsibility; the availability of other remedies or penalties that a third party might impose on the Executive Officer or the Corporation; and the harm or potential harm that the misconduct had or may have on the Corporation and its reputation. If a clawback is required by law or regulatory authority, then the amount of the clawback will be determined with reference to the amount required by law or the regulatory authority.

Executive Equity Ownership Guideline

The board has established an Executive Equity Ownership Guideline applicable to the NEOs (other than Mr. Huskilson, who departed as CEO effective March 7, 2025, and was subject to the Non -Employee Director Equity Ownership Guideline during his tenure as a non-employee director (see page 19)). The equity ownership guideline is expressed as a multiple of base salary as shown below.

Executive	Equity requirement
CEO	7x base salary
CFO	3x base salary
Other NEOs	2x base salary

The Executive Equity Ownership Guideline provides a transition period for NEOs to achieve their required level of ownership. The transition period ends on the later of: (i) five years from their date of hire or promotion to a NEO role; or (ii) the third anniversary of their most recent salary increase. Notwithstanding the preceding sentence, if a NEO’s ownership falls below the guideline amount due to a decline in the market price of the Common Shares, such NEO will have two years to restore compliance. During such two-year period, such NEO’s equity holdings will be valued at the higher of acquisition cost or market value. If a NEO does not comply with the guideline by the applicable deadline, such NEO must use one-third of his or her base salary to purchase additional Common Shares. In addition, the HRCC may exercise its discretion to award any annual bonus payable to such NEO in the form of Common Shares.

Common Shares and vested RSUs are considered equity holdings for the purposes of determining compliance with the Executive Equity Ownership Guideline.

[Algonquin | Liberty] 2026 Management Information Circular	73

NEOs may not sell net after-tax Common Shares issued in settlement of vested PSUs until they have met their guideline amount of equity ownership.

The table below shows the equity ownership for each NEO, other than Mr. Huskilson, as of January 2, 2026, using their base salaries in effect on that date. In accordance with the Executive Equity Ownership Guideline, the value is calculated using the volume-weighted average price of the Common Shares on the TSX for the 20 trading days prior to January 2, 2026, which was $8.4055. The equity ownership requirement that was applicable to Mr. Huskilson during his tenure as a non-employee director is described under the heading “Director equity ownership guideline” on page 19. The equity ownership requirement applicable to Robert Stefani, who was appointed CFO of the Corporation effective January 5, 2026, is three times his base salary, or $3,300,000.

NEO	Base salary	Ownership guideline value	Common Shares	Common Share value	Vested RSUs	Vested RSU value	Total value	Ownership requirement achieved	Deadline
Roderick West (CEO)[1]	$1,250,000	$8,750,000	19,417	$163,209	$0	$0	$163,209	1.9%	3/7/2030
Brian Chin (Interim CFO)[2]	$784,669	$1,569,338	0	$0	$0	$0	$0	0%	3/7/2030
Jennifer Tindale (CLO)[3]	$591,600	$1,183,200	84,851	$713,212	$0	$0	$713,212	60.3%	2/15/2029
Colin Penny (CIO)[4]	$412,000	$824,000	31,792	$267,227	$0	$0	$267,227	32.4%	2/16/2028

1.	Mr. West was appointed CEO effective March 7, 2025. As of the date of the circular, Mr. West’s share ownership has increased to 71,415 common shares.

2.	Mr. Chin served as Interim CFO until January 5, 2026. The Executive Equity Ownership Guideline no longer applies to Mr. Chin.

3.	As of the date of the circular, Ms. Tindale’s share ownership has increased to 121,592 common shares.

4.	Mr. Penny served as CIO until March 1, 2026. The Executive Equity Ownership Guideline no longer applies to Mr. Penny.

Cost of compensation

The cost of compensation ratio expresses the total compensation awarded to the Corporation’s NEOs as a percentage of the Corporation’s revenue for the fiscal year. Total compensation for the NEOs includes base salary, share-based awards, option-based awards, annual incentive plans, long-term incentive plans, pension value, and all other compensation for the year indicated, as set out in the Summary Compensation Table herein. In 2025, the cost of compensation ratio was 0.35%.

Equity compensation plan information

The table below indicates the number of securities to be issued under the Corporation’s equity compensation plans, the weighted-average exercise price of Options issued under the Option Plan, and the number of securities remaining available for future issuance under equity compensation plans as of December 31, 2025. There are no equity-based compensation plans not approved by Shareholders.

Equity compensation plan category	Number of securities to be issued upon exercise or settlement of outstanding securities	Weighted-average exercise price of outstanding Options	Number of securities remaining available for future issuance under equity compensation plans[1]
Plans approved by security holders:
Option Plan	1,684,228	$15.52	-[2]
Share Unit Plan	5,840,899[3]	-	4,707,544[4]
ESPP	N/A	-	2,051,733
DSU Plan	809,647	-	852,907[5]
Total	8,334,773	$15.52	7,612,185

1.	Amounts exclude the number of securities reflected in the column headed “Number of securities to be issued upon exercise or settlement of outstanding securities”.

2.	Effective as of June 2, 2025, no further Options are issuable pursuant to the Option Plan.

3.	Represents PSU and RSU awards that have not been settled and does not reflect the performance factor applicable to the PSUs granted in 2023 and which vested on December 31, 2025 (see page 67).

4.	Total is calculated as 14,000,000 less the awards set out in the first numerical column above and less treasury shares issued to settle PSUs and RSUs to December 31, 2025.

5.	Total is calculated as 2,000,000 less the awards set out in the first numerical column and less treasury shares issued to settle DSUs to December 31, 2025.

Performance graph

The following performance graph compares the Corporation’s cumulative TSR, assuming an investment of $100 and reinvestment of dividends, for its Common Shares with that of the S&P/TSX Capped Utilities Index and the S&P/TSX Composite Index for the five-year period commencing January 1, 2021.

Algonquin Power & Utilities Corp. relative performance

Value $100 invested on January 1, 2021 (Assumes reinvestment of all dividends)

	Jan. 1, 2021	Dec. 31, 2021	Dec. 31, 2022	Dec. 31, 2023	Dec. 31, 2024	Dec. 31, 2025
Algonquin (TSX)	$100.00	$ 91.17	$47.06	$47.35	$ 38.44	$53.27
S&P/TSX Composite Index	$100.00	$ 125.09	$117.78	$131.62	$160.12	$210.84
S&P/TSX Capped Utilities Index	$100.00	$ 111.65	$99.85	$100.04	$113.79	$136.21

[Algonquin | Liberty] 2026 Management Information Circular	75

Executive compensation information

2025 executive performance highlights

The following summarizes the key achievements in 2025 of the NEOs eligible to receive a STIP payout in 2025.

Roderick West Chief Executive Officer since March 7, 2025

Mr. West’s performance in 2025 included the following key contributions and accomplishments:

■    Provided executive leadership during a period of transformation, with a focus on strategic clarity, operational excellence, financial discipline, and execution against board-approved plans;

■    Engaged external stakeholders to inform strategic and execution imperatives in the Corporation’s transition to a premier pure-play regulated utility business;

■    Focused the Corporation on accelerating improvements in financial planning and forecasting processes to support the Corporation’s earnings outlooks;

■    Strengthened organizational capability through the recruitment of senior executives with relevant operational, financial, commercial, risk and human resources experience;

■    Clarified executive-level decision-making and accountability through the establishment of the “Office of the Chief Executive”, supporting coordination across functions of the Corporation and focusing organizational execution around stakeholder value creation and risk management; and

■    Supported effective Board oversight through regular engagement, timely information sharing, and ongoing dialogue regarding strategy, risk and organizational priorities.

Mr. West’s STIP award is weighted 80% on the Corporate Scorecard result and 20% on his individual objectives and leadership performance. The 2025 Corporate Scorecard result was 145% of target. Based on Mr. West’s key contributions and accomplishments in 2025, the board awarded a score of 140% for his individual objectives and leadership performance which produced an overall STIP award of $1,980,000, which was equal to 144% of his target award.

Darren Myers Chief Financial Officer until March 7, 2025

Mr. Myers’ performance in 2025 included the following key contributions and accomplishments:

■    Key contributor in the execution of the Renewables Sale (which closed in early January 2025), supporting the Corporation’s transition to a pure-play regulated utility business; and

■    Represented the Corporation to external stakeholders throughout its ongoing transition to a premier pure-play regulated utility business.

As a result of Mr. Myers’ departure as CFO effective March 7, 2025 and from the Corporation effective March 17, 2025, Mr. Myers did not receive a STIP award in respect of 2025.

Brian Chin Interim Chief Financial Officer from March 7, 2025 to January 5, 2026

Mr. Chin’s performance in 2025 included the following key contributions and accomplishments:

■    Provided leadership and stability to the Finance team during the interim period following Mr. Myers’ departure and Mr. Stefani’s hiring;

■    Represented the Corporation to external stakeholders during and following the Corporation’s transition to a premier pure-play regulated utility business;

■    Coordinated efforts to identify and implement various efficiency opportunities; and

■    Advised on the Corporation’s portfolio optimization strategies.

Mr. Chin’s STIP award is weighted 80% on the Corporate Scorecard result and 20% on his individual objectives and leadership performance. The 2025 Corporate Scorecard result was 145% of target. Based on Mr. Chin’s key contributions and accomplishments in 2025, he was awarded a score of 100% for his individual objectives and leadership performance which produced an overall STIP award of $212,913.50, which was equal to 136% of his target award.

Jennifer Tindale Chief Legal Officer

Ms. Tindale’s performance in 2025 included the following key contributions and accomplishments:

■    Successfully brought the Renewables Sale to completion and provided oversight to post-closing matters;

■    Advised on complex stakeholder management and disclosure matters;

■    Supported a high volume of regulatory rate cases and secured associated incremental revenues from rate case outcomes; and

■    Provided leadership and strategic direction for significant dispute resolution, litigation and investigation matters.

Ms. Tindale’s STIP award is weighted 80% on the Corporate Scorecard result and 20% on her individual objectives and leadership performance. The 2025 Corporate Scorecard result was 145% of target. Based on Ms. Tindale’s key contributions and accomplishments in 2025, the board awarded a score of 170% for her individual objectives and leadership performance which produced an overall STIP award of $576,810.00, which was equal to 150% of her target award.

[Algonquin | Liberty] 2026 Management Information Circular	77

Sarah MacDonald Chief Transformation Officer until September 30, 2025

Ms. MacDonald’s performance in 2025 included the following key contributions and accomplishments:

■    Continued oversight of operational and customer service functions in addition to CHRO responsibilities;

■    Led strategic initiative to improve customer experience including reducing billing exceptions, automating more customer processes, and maintaining reliability;

■    Advanced cost accountability across utility operations; and

■    Supported the standardization of budgeting and workplan processes.

Ms. MacDonald’s STIP award is weighted 80% on the Corporate Scorecard result and 20% on her individual objectives and leadership performance. The 2025 Corporate Scorecard result was 145% of target. In accordance with the terms of her Separation Agreement (discussed below under the heading “Employment arrangements”), Ms. MacDonald received a STIP award of $375,415.00, an amount calculated with regard to Ms. MacDonald’s 2025 STIP target pro-rated for months of employment in 2025.

Colin Penny Chief Information Officer until March 1, 2026

Mr. Penny’s performance in 2025 included the following key contributions and accomplishments:

■    Led an enterprise-wide strategic IT services sourcing initiative to support long-term transformation objectives, overseeing vendor engagement and governance;

■    Strengthened the Corporation’s cybersecurity posture and operational resilience through executive oversight of risk management, incident response readiness, and enhanced monitoring and governance controls;

■    Supported regulatory and operational outcomes by directing IT delivery that supported the achievement of key business performance metrics, major capital investments, and the continuity of service during significant operational events; and

■    Advanced capital investment and enterprise system modernization through IT investments tied to operations, customer systems and AI and analytics.

Mr. Penny’s STIP award is weighted 80% on the Corporate Scorecard result and 20% on his individual objectives and leadership performance. The 2025 Corporate Scorecard result was 145% of target. Based on Mr. Penny’s contributions and accomplishments in 2025, he received a score of 100% for his individual objectives and leadership performance which produced an overall STIP award of $364,208.00, which was equal to 136% of his target award.

Summary compensation table

The following table sets forth information concerning compensation earned from the Corporation by each of the NEOs for the years ended December 31, 2025, 2024, and 2023.

			Equity incentive plan compensation		Non-equity incentive plan compensation
Name and principal position	Year	Salary	Share-based awards[1]	Option-based awards[2]	Annual incentive plans[3]	Long-term incentive plans	Pension value[4]	All other compensation	Total compensation
Chris Huskilson CEO[5]	2025 2024	$286,514 $1,004,115	$1,374,999 $5,499,996	- -	- -	- -	$0 $32,490	$1,699,194 $0	$3,360,707 $6,536,601
	2023	-	$1,833,336	-	-	-	-	$280,235	$2,382,966
Roderick West CEO[6]	2025 2024	$980,073 -	$4,375,000 -	- -	$1,980,000 -	- -	$24,431 -	$42,714 -	$7,402,219 -
	2023	-	-	-	-	-	-	-	-
Darren Myers CFO[7]	2025 2024	$175,962 $749,038	$0 $1,501,500	- -	$0[8] $0[8]	- -	$21,289 $171,929	$4,218 $20,356	$201,469 $2,442,824
	2023	$700,000	$1,750,000[9]	$350,000	$496,132	-	$104,301	$19,958	$3,420,391
Brian Chin Interim CFO[10]	2025 2024	$692,426 $433,533	$171,091 $83,868	- $0	$212,914 $144,414	- -	$0 $0	$58,642 $41,146	$1,135,073 $702,961
	2023	$411,395	$494,821	$0	$150,858	-	$0	$42,000	$1,099,074
Jennifer Tindale CLO	2025 2024	$589,815 $578,077	$828,240 $813,280	- -	$576,810 $349,856	- -	$200,347 $199,941	$628,286[11] $17,731	$2,823,499 $1,958,885
	2023	$480,000	$985,280[12]	$168,000	$340,205	-	$121,570	$17,504	$2,112,559
Sarah MacDonald CTO	2025 2024	$609,815 $622,100[14]	$1,029,000 $503,353[15]	- -	$0 $501,150	- -	$144,388 $82,338	$1,936,702[13] $20,124	$3,719,904 $1,729,065
	2023	$116,308	-	-	$33,698	-	$13,957	$3,646	$167,607
Colin Penny	2025	$410,154	$309,000	-	$364,208	-	$95,311	$21,146	$1,199,818
CIO	2024	$392,308	$301,500	-	$228,280	-	$84,985	$17,731	$1,024,804
	2023	$350,000	$196,875	$65,625	$202,566	-	$60,762	$19,958	$895,786

[Algonquin | Liberty] 2026 Management Information Circular	79

Footnotes to summary compensation table

1.	Amounts shown are the grant date values of (a) Common Shares issued under the ESPP as the Corporation’s matching contributions (see “The ESPP” beginning on page 70) and (b) PSUs and RSUs awarded under the Share Unit Plan, each as calculated under the respective plan. Details are provided in the following table.

Algonquin awarded the number of PSUs to the NEOs shown in the following table. For 2025, the number reflects PSUs awarded in March as part of the annual compensation cycle. The PSUs awarded to Mr. Penny and Ms. MacDonald in 2025 (including a promotional grant awarded to Ms. MacDonald) are considered forfeited as a result of their departure from the Corporation prior to their respective vesting dates. The PSUs awarded to Mr. Myers in 2024 are considered forfeited as a result of his departure from the Corporation prior to their respective vesting dates. The LTIP PSUs awarded to Ms. MacDonald in 2024 vested on September 30, 2025, in accordance with the terms of her Separation Agreement (discussed below under the heading “Employment Arrangements”). The performance criteria applicable to such PSUs were determined based on actual performance calculable up to September 30, 2025, and target performance for periods after that date, including with respect to the TSR modifier. For 2023, the number reflects the PSUs awarded in March as a part of the annual compensation cycle. The PSUs awarded to Mr. Myers in 2023 are considered forfeited as a result of his departure from the Corporation prior to their vesting date. The number of PSUs that vest can vary from 0 to 240% of the original number of PSUs granted under the 2023 and 2024 LTIP awards and 0% to 200% under the 2025 LTIP awards, depending on the Corporation’s performance against the pre-established objectives over the three-year Performance Period (see “The Share Unit Plan” beginning on page 65).

PSUs granted as dividend equivalents between the grant date and settlement date are not included in the numbers shown in the following table.

	2025	2024	2023
Chris Huskilson	-	-	-
Roderick West	320,573	-	-
Darren Myers	-	132,440	117,426
Brian Chin	6,592	9,382	8,204
Jennifer Tindale	60,688	71,694	56,364
Sarah MacDonald	74,935	50,449	-
Colin Penny	22,641	26,488	22,017

For purposes of compensation (i) the PSUs granted prior to June 4, 2024 were valued using the market price of the Common Shares at the end of the quarter preceding the grant date, and (ii) the PSUs granted after June 4, 2024 were valued using the market price of the Common Shares as at the grant date, in each case calculated in accordance with the Share Unit Plan. For purposes of financial statement disclosure, the PSUs were valued using the closing market price of the Common Shares on the grant date as set out in the table below. The table below shows the difference between the grant date value for compensation purposes and the grant date value used for purposes of financial statement disclosures which is due to the change in market price between those two dates.

	Grant date value for compensation purposes	Grant date value for financial statement disclosure	Difference per unit
2025 – September Grant	$7.58	$7.58	$0.0
2025 – March Grant (NYSE)	US$4.73	US$4.73	US$0.0
2025 – March Grant	$6.82	$6.82	$0.0
2024 – August Grant	$7.23	$7.23	$0.0
2024 – March Grant	$8.49	$8.15	$0.34
2024 – March Grant (NYSE)	US$6.39	US$6.39	US$0.0
2023 – March grant	$8.94	$10.99	$2.05
2023 – March grant (NYSE)	US$6.58	US$6.58	US$0.0

Algonquin awarded the number of RSUs to the NEOs as shown in the table below. Mr. Huskilson received monthly grants of RSUs as a component of his compensation following his appointment as Interim CEO effective August 10, 2023, with the initial grant received in October 2023. The value of each monthly grant was $458,333, except for the initial grant in October 2023 which was valued at $916,670 to account for approximately two months of service. The RSUs granted to Mr. Huskilson were fully vested on their grant dates. They can be redeemed for an equal number of Common Shares at Mr. Huskilson’s election at least two years after the applicable grant date. The RSUs granted to Mr. Myers in 2023 were part of a one-time grant for retention purposes with a grant date value of $700,000; these RSUs were forfeited on the date of his departure from the Corporation, prior to their March 27, 2026 vesting date. The RSUs granted to Ms. Tindale in 2023 were part of a one-time grant for retention purposes with a grant date value of $480,000. These RSUs vest in three equal tranches on March 27 of 2024, 2025, and 2026.

The RSUs granted to Ms. MacDonald as part of the annual compensation cycle in March 2024 were to vest in three equal tranches on the first, second and third anniversary of the grant date. Ms. MacDonald also received a promotional grant in August 2024 in the form of RSUs (25%) and PSUs (75%). The RSUs granted to Ms. MacDonald pursuant to such promotional award had a grant value of $97,708 and were to vest in three equal tranches on the first, second, and third anniversary of the grant date. The first tranche of Ms. MacDonald’s 2024 LTIP RSU award (1,099 RSUs as of the grant date) and first tranche of her 2024 promotional grant (4,507 RSUs as of the grant date) vested prior to the date that she departed from the Corporation. The second and third tranche of her 2024 LTIP RSU grant (2,197 RSUs as of the grant date) and the second tranche of her promotional grant (4,507 RSUs as of the grant date) settled on September 30, 2025, pursuant to the terms of her Separation Agreement (discussed below under the heading “Employment Arrangements”).

The RSUs granted to Mr. Myers as part of the annual compensation cycle in March 2024 were to vest in three equal tranches on the first, second and third anniversary of the grant date. Mr. Myers’ first tranche (14,716 RSUs as of the grant date) vested prior to the date that he departed from the Corporation; Mr. Myers’ second and third tranches were forfeited as a result of his departure from the Corporation prior to their respective vesting dates.

The RSUs granted to Messrs. West, Penny, and Chin as part of the annual compensation cycle in March 2025 vest in three equal tranches on the first, second, and third anniversary of the grant date. Mr. Penny’s first and second tranche of his 2025 LTIP RSU award were released to him in conjunction with his March 2026 departure from the Corporation (15,094 RSUs as of the grant date). The third tranche of Mr. Penny’s 2025 LTIP RSU award (7,547 RSUs as of the grant date) was forfeited.

The RSUs granted to Ms. MacDonald as part of the annual compensation cycle in March 2025 were to vest in three equal tranches on the first, second, and third anniversary of the grant date. Ms. MacDonald also received a promotional grant in September 2025 in the form of RSUs (50%) and PSUs (50%). The RSUs granted to Ms. MacDonald pursuant to such promotional award had a grant value of $31,500 and vest in three equal tranches on the first, second, and third anniversary of the grant date. The first and second tranche of Ms. MacDonalds 2025 LTIP RSU grant (47,188 RSUs as of the grant date) and the first tranche of her 2025 promotional grant (1,385 RSUs as of the grant date) were settled on September 30, 2025, pursuant to the terms of her Separation Agreement (discussed below under the heading “Employment Arrangements”). The third tranche of Ms. MacDonald’s 2025 LTIP RSU grant and second and third tranches of her 2025 promotional grant were forfeited in conjunction with her September 2025 departure from the Corporation.

The number of RSUs that vest will vary due to the issuance of additional RSUs as dividend equivalents between the grant date and the settlement date. Those additional RSUs are not included in the numbers shown below.

Certain NEOs have elected to receive RSU awards under the bonus deferral program in lieu of a cash award for all or a portion of their annual incentive bonus. These bonus deferral RSUs are not shown in the table below as the cash bonus amounts deferred are included in the Summary Compensation Table under the heading “Annual incentive plans” in the year for which the bonus was awarded.

	2025	2024	2023
Chris Huskilson	208,754	697,260	215,226
Roderick West	320,573	-	-
Darren Myers	-	44,146	78,284
Brian Chin	17,389	-	45,582
Jennifer Tindale	60,688	23,898	53,680
Sarah MacDonald	74,935	16,816	-
Colin Penny	22,641	8,829	30,925

For purposes of compensation (i) the RSUs granted prior to June 4, 2024 were valued using the market price of the Common Shares at the end of the quarter preceding the grant date and (ii) the RSUs granted after June 4, 2024 were valued using the market price of the Common Shares as at the grant date, in each case calculated in accordance with the Share Unit Plan. For purposes of financial statement disclosure, the RSUs were valued using the closing market price of the Common Shares on the grant date as set out in the following table. The following table shows the difference between the grant date value for compensation purposes and the grant date value used for purposes of financial statement disclosures which is due to the change in market price between those two dates.

[Algonquin | Liberty] 2026 Management Information Circular	81

	Grant date value for compensation purposes	Grant date value for financial statement disclosure	Difference per unit
2025 – November grant (NYSE)	US$6.21	US$6.21	$0
2025 – September grant	$7.58	$7.58	$0
2025 – June grant (NYSE)	US$5.78	US$5.78	$0
2025- March 17 grant (NYSE)	US$4.86	US$4.86	$0
2025 – March 14 grant (NYSE)	US$4.73	US$4.73	$0
2025 – March 14 grant	$6.82	$6.82	$0
2025 – March 3 grant	$6.97	$6.97	$0
2025 – February grant	$6.41	$6.41	$0
2025 - January grant	$6.41	$6.41	$0
2024 – December grant	$6.83	$6.83	$0
2024 – November grant	$6.80	$6.80	$0
2024 – October grant	$7.37	$7.37	$0
2024 – September grant	$7.24	$7.24	$0
2024 – August 16 grant	$7.23	$7.23	$0
2024 – August 1 grant	$8.58	$8.58	$0
2024 – July grant	$8.10	$8.10	$0
2024 – June grant	$8.31	$8.31	$0
2024 – May grant	$8.31	$8.31	$0
2024 – April grant	$8.31	$8.31	$0
2024 – March 15 grant	$8.49	$8.15	$0.34
2024 – March 1 grant	$8.49	$7.97	$0.52
2024 – February grant	$8.49	$8.12	$0.37
2024 – January grant	$8.49	$8.59	$0.10
2023 – December grant	$8.52	$8.51	$0.01
2023 – November grant	$8.52	$7.32	$1.20
2023 – October grant	$8.52	$7.65	$0.87
2023 – March grant	$8.94	$10.99	$2.05
2023 – March grant (NYSE)	$6.58	$6.58	$0.0

2.	Algonquin awarded the number of Options to the NEOs shown in the table below. Each Option award was made in March of the applicable year as part of the annual compensation cycle. There were no new Option awards in 2025 and 2024. All vested Options held by Mr. Myers on the date of his departure from the Corporation were exercisable within 30 days after his date of departure, upon which time they expired. All unvested Options were immediately considered forfeited on the date of his departure from the Corporation.

	2025	2024	2023
Chris Huskilson	-	-	-
Roderick West	-	-	-
Darren Myers	-	-	234,899
Brian Chin	-	-	-
Jennifer Tindale	-	-	112,751
Sarah MacDonald	-	-	-
Colin Penny	-	-	44,0431

The HRCC reviewed estimates of the value of the Options on the grant dates that were prepared by Mercer. For valuation purposes, Mercer used the Black-Scholes Option pricing model with the following assumptions and a 10% minimum value relative to the share price at the time of grant:

Year	Dividend yield	Volatility	Risk-free rate	Expected life (years)	Exercise price	Fair value
2023	6.8%	30.3%	2.7%	5.5	$10.76	$1.49

These accounting value assumptions differ from the compensation value assumptions in the calculations above. The difference per Option granted between the two models is presented in the following table:

Year	Grant date value for compensation purposes	Difference per Option	Grant date value for financial statement disclosure
2023	$1.49	$0.45	$1.04

Under Mercer’s standard approach, the estimated life of the awards is based on a safe harbour methodology which is shorter in term than the assumed term for accounting purposes. This difference in estimated life affects the calculation of volatility and resulting fair value.

3.	The annual incentive plan amounts represent the annual bonus earned under the STIP for the relevant year. Amounts shown include, if applicable, the portion of the cash bonus for the year elected by the NEO to be received in RSUs under the bonus deferral program (details of the bonus deferral program are discussed on page 69).

4.	Amounts shown are contributions made by the Corporation for the NEOs under the Pension Plan and SERP (details of the Pension Plan are discussed on page 71 and details of the SERP are discussed on page 72).

5.	Mr. Huskilson was appointed Interim CEO on August 10, 2023, and CEO on May 10, 2024. In connection with Mr. Huskilson’s appointment as CEO, it was agreed that Mr. Huskilson would receive base salary from April 1, 2024. As a result, his 2024 salary amount includes a one-time payment of $155,769 following his appointment as CEO on May 10, 2024, in respect of base salary from April 1, 2024. Mr. Huskilson departed as CEO effective

March 7, 2025, but continued as a director of the Corporation until his departure from the board on November 24, 2025. The amount disclosed under “all other compensation” in 2025 for Mr. Huskilson includes the lump-sum payment of $1,459,576 that he received upon the expiration of his Employment Agreement in lieu of his base salary that would have otherwise been paid until the outside date of his employment (see Employment arrangements on page 89) and the annual retainer (including the cash component and DSU value) that Mr. Huskilson received for his services as a director following his resignation as CEO. The amount disclosed under “all other compensation” in 2023 for Mr. Huskilson includes the annual retainer (including the cash component and DSU value) that Mr. Huskilson received for his services as a director prior to his appointment as Interim CEO. The annual board retainers for 2023 and 2025 were converted from US$ to $ using the 12-month trailing exchange rate as of January 1, 2024 of: $1.3497/US$1.00 and the 12-month trailing exchange rate as of January 1, 2026 of: $1.3978/US$1.00, respectively.

6.	Mr. West was appointed CEO on March 7, 2025.

7.	Mr. Myers was appointed CFO on August 31, 2022. Mr. Myers departed as CFO effective March 7, 2025, and departed from the Corporation on March 17, 2025.

8.	As a result of Mr. Myers’ departure as CFO effective March 7, 2025, and from the Corporation effective March 17, 2025, Mr. Myers did not receive a STIP award in respect of 2024.

9.	This amount is the aggregate grant date value for compensation purposes of the share unit portion of the annual LTIP award to Mr. Myers of 117,426 PSUs ($1,050,000) and an award of 78,284 RSUs ($700,000) for retention purposes.

10.	Mr. Chin was appointed Interim CFO effective March 7, 2025 and served as Interim CFO until January 5, 2026. Mr. Chin’s compensation shown in the Summary Compensation Table reflects amounts received in his capacity as Interim CFO following his appointment on March 7, 2025, and, prior to such date, amounts received in his capacity as Vice President of Investor Relations (see discussion on page 60 under the heading “Compensation mix” for disclosure on base salary).

11.	The amount shown for Ms. Tindale includes a project completion bonus paid following the closing of the Renewables Sale in the amount of $610,000.

12.	This amount is the aggregate grant date value for compensation purposes of the share unit portion of the annual LTIP award to Ms. Tindale of 56,364 PSUs ($504,000) and an award of 53,680 RSUs ($480,000) for retention purposes, as well as the value of common shares issued under the ESPP as the Corporation’s matching contributions ($1,280).

13.	This amount includes the lump-sum payments of $1,485,000 and $62,081 that Ms. MacDonald received pursuant to the terms of her Separation Agreement (see Employment arrangements on page 89).

14.	Ms. MacDonald joined the Corporation as Chief Human Resources Officer on October 10, 2023. On August 8, 2024, Ms. MacDonald was appointed CTO and her annual base salary was increased from $560,000 to $600,000. Her salary in 2024 reflects the aggregate amount received in respect of her Chief Human Resources Officer salary and CTO salary, which included $12,500/month as of August 8, 2024, to compensate her for the new operational responsibilities she assumed as CTO.

15.	This amount is the aggregate grant date value for compensation purposes of the share unit portion of the annual LTIP award to Ms. MacDonald of 9,888 PSUs ($84,000) and 3,296 RSUs ($28,000), and awards of 40,561 PSUs ($293,125) and 13,520 RSUs ($97,708) in connection with Ms. MacDonald’s appointment as CTO, as well as the value of Common Shares issued under the ESPP as the Corporation’s matching contributions ($520).

[Algonquin | Liberty] 2026 Management Information Circular	83

The following table sets out in detail “All other compensation” earned by the NEOs as reported in the “Summary compensation table” on page 79.

		Perquisites				Total all other
Name	Year	Car allowance	Other perquisites[1]	Insurance premiums[2]	Other	compensation
Chris Huskilson[3]	2025	-	-	-	$1,699,194	$1,669,194
	2024	-	-	-	-	-
	2023	-	-	-	$280,235	$280,235
Roderick West[4]	2025	$9,300	$3,065	$30,349	$0	$42,714
	2024	-	-	-	-	-
	2023	-	-	-	-	-
Darren Myers[5]	2025	$2,660	$0	$1,558	$0	$4,218
	2024	$11,400	$2,625	$6,331	$0	$20,356
	2023	$11,400	$2,455	$6,103	$0	$19,958
Brian Chin[6]	2025	$0	$15,187	$43,455	$0	$58,642
	2024	-	-	-	-	-
	2023	-	-	-	-	-
Jennifer Tindale	2025	$11,400	$0	$6,886	$610,000	$628,286[7]
	2024	$11,400	$0	$6,331	$0	$17,731
	2023	$11,400	$0	$6,103	$0	$17,504
Sarah MacDonald[8]	2025	$8,857	$0	$5,350	$1,922,496	$1,936,702
	2024	$11,400	$2,860	$5,864	$0	$20,124
	2023	$2,368	$0	$1,279	$0	$3,646
Colin Penny[9]	2025	$11,400	$2,860	$6,886	$0	$21,146
	2024	$11,400	$0	$6,331	$0	$17,731
	2023	$11,400	$2,445	$6,103	$0	$19,958

1.	Other perquisites include medical cost reimbursements, annual executive medical cost, health and fitness club membership, tuition reimbursement and in the case of Mr. Chin, the value of a tax equalization arrangement provided under the terms of his Employment Agreement, which is not a broadly applicable executive arrangement (see footnote 6 below).

2.	Insurance premiums include life, disability, and medical reimbursement plan amounts. Mr. West is covered under both the Canadian and US benefit plans and Mr. Chin is covered under the US benefit plan. The USD amounts for Messrs. West and Chin were converted from US$ to $ using the 12-month trailing exchange rate as of January 1, 2026 of: $1.3978/US$1.00.

3.	Mr. Huskilson was appointed Interim CEO on August 10, 2023, and CEO on May 10, 2024. Mr. Huskilson departed as CEO effective March 7, 2025. He was not eligible to participate in any perquisite program offered by the Corporation during his tenure as Interim CEO and CEO. The amount disclosed under “Other” in 2025 for Mr. Huskilson includes the lump-sum payment of $1,459,576 that he received upon the expiration of his Employment Agreement in lieu of his base salary that would have otherwise been paid until the outside date of his employment (see Employment arrangements on page 89).

4.	Mr. West was appointed CEO on March 7, 2025.

5.	Mr. Myers was appointed CFO on August 31, 2022. Mr. Myers departed as CFO effective March 7, 2025, and from the Corporation effective March 17, 2025.
6.	Until March 7, 2025, Mr. Chin served as Vice President of Investor Relations. Mr. Chin was appointed Interim CFO on March 7, 2025 and served as Interim CFO until January 5, 2026. The amount disclosed under “Other perquisites” for Mr. Chin in 2025 includes the value of a tax equalization arrangement provided to Mr. Chin under the terms of his Employment Agreement for the duration of his term as Interim Chief Financial Officer. The tax equalization arrangement is not a broadly applicable executive arrangement.

7.	The amount shown for Ms. Tindale includes a project completion bonus paid following the closing of the Renewables Sale in the amount of $610,000.

8.	Ms. MacDonald was hired as Chief Human Resources Officer on October 10, 2023 and appointed CTO on August 8, 2024. Ms. MacDonald departed as CTO on September 30, 2025. The amount disclosed under “other” in 2025 for Ms. MacDonald includes the lump-sum payments of $1,485,000 and $62,080 that Ms. MacDonald received pursuant to the terms of her Separation Agreement (see Employment arrangements on page 89).

9.	Mr. Penny departed as CIO on March 1, 2026.

Outstanding Option-based awards

The following table describes all outstanding Option-based awards as at December 31, 2025, for each NEO.

Name	Number of Common Shares underlying unexercised Options	Option exercise price	Option expiration date	Value of unexercised in-the-money Options[1]
Chris Huskilson[2] CEO	-	-	-	-
Roderick West[3] CEO	-	-	-	-
Darren Myers[4] CFO	234,899	$10.76	March 27, 2031	$0
Brian Chin[5] Interim CFO	-	-	-	$0
Jennifer Tindale	18,852	$16.70	March 30, 2028	$0
CLO	41,739	$19.64	March 21, 2029	$0
	55,263	$19.11	March 23, 2030	$0
	112,751	$10.76	March 27, 2031	$0
Sarah MacDonald[6] CTO	-	-	-	-
Colin Penny[7]	21,587	$19.11	March 23, 2030	$0
CIO	44,043	$10.76	March 27, 2031	$0

1.	Values based on the closing price of Common Shares on the TSX on December 31, 2025, of $8.44.

2.	Mr. Huskilson was appointed Interim CEO on August 10, 2023, and CEO on May 10, 2024. Mr. Huskilson departed as CEO effective March 7, 2025. He was not eligible to participate in any incentive program offered by the Corporation during his tenure as Interim CEO and CEO.

3.	Mr. West was appointed CEO on March 7, 2025.

4.	Mr. Myers was appointed CFO on August 31, 2022. Mr. Myers departed as CFO effective March 7, 2025 and from the Corporation effective March 17, 2025.

5.	Until March 7, 2025, Mr. Chin served as Vice President of Investor Relations. Mr. Chin was appointed Interim CFO on March 7, 2025 and served as Interim CFO until January 5, 2026.

6.	Ms. MacDonald departed as CTO effective September 30, 2025.

7.	Mr. Penny departed as CIO effective March 1, 2026.

[Algonquin | Liberty] 2026 Management Information Circular	85

Outstanding share-based awards

The following table describes all outstanding share-based awards1 as at December 31, 2025, for each NEO.

Name	Number of shares or units of shares that have not vested[2]	Market or payout value of share-based awards that have not vested[3]	Market or payout value of vested share-based awards not paid out or distributed[4]
Chris Huskilson CEO	0	$0	$10,186,246[5]
Roderick West[6] CEO	664,459	$5,608,030	$0
Darren Myers[7] CFO	0	$0	$0
Brian Chin[8] Interim CFO	88,529	$747,186	$81,262
Jennifer Tindale CLO	243,418	$2,054,450	$558,143
Sarah MacDonald[9] CTO	0	$0	$0
Colin Penny[10] CIO	94,572	$798,190	$218,023

1.	Share-based awards include PSUs and RSUs granted annually as part of long-term incentive compensation, PSUs and RSUs granted as promotional awards, RSUs granted for retention purposes, and RSUs granted as a form of compensation for Mr. Huskilson.

2.	Unvested share-based awards include share units issued as dividend equivalents during the period up to and including December 31, 2025.

3.	The market or payout value of unvested PSU awards is calculated based on an assumed performance factor of 1.0 (or target performance) and the closing price of the Common Shares on the TSX on December 31, 2025 of $8.44.

4.	Amounts for Messrs. Chin and Penny and Ms. Tindale represent the value of PSUs awarded in 2023 and which vested on December 31, 2025. The value shown is calculated based on the closing price of the Common Shares on the TSX on December 31, 2025 of $8.44. The number of PSUs vested was 113.8% of the number of original PSUs granted based upon performance factors achieved and the Corporation’s TSR performance (see “The Share Unit Plan” beginning on page 65) and PSUs issued as dividend equivalents.

5.	This amount represents the value of RSUs granted to Mr. Huskilson as a portion of his compensation as CEO and is calculated based on the closing price of the Common Shares on the TSX on December 31, 2025 of $8.44. Mr. Huskilson was appointed as Interim CEO on August 10, 2023, and CEO on May 10, 2024. He departed as CEO effective March 7, 2025.

6.	Mr. West was appointed CEO on March 7, 2025.

7.	Mr. Myers departed as CFO effective March 7, 2025, and from the Corporation effective March 17, 2025. As of March 17, 2025, all unvested PSUs and RSUs were considered forfeited.

8.	Mr. Chin was appointed Interim CFO on March 7, 2025 and served as Interim CFO until January 5, 2026.

9.	Ms. MacDonald departed as CTO effective September 30, 2025. As of such date, all unvested PSUs and RSUs settled or forfeited.

10.	Mr. Penny departed as CIO effective March 1, 2026.

Incentive plan awards — value vested or earned during the year

The following table describes all Option-based awards, share-based awards, and non-equity incentives that vested or were earned during 2025 for each NEO.

Name	Option-based awards value vested during 2025[1]	Share-based awards (PSU and RSU) value vested during 2025[1,2]	Non-equity incentive plan compensation — value earned during 2025
Chris Huskilson CEO	$0	$10,186,246	$0
Roderick West CEO	$0	$0	$1,980,000
Darren Myers CFO	$0	$132,162	$0
Brian Chin Interim CFO	$0	$0	$212,914
Jennifer Tindale CLO	$0	$242,498	$576,810
Sarah MacDonald CTO	$0	$891,844	$0
Colin Penny CIO	$0	$125,005	$364,208

1.	Option, PSU, and RSU values are based on the closing price of the Common Shares on the TSX on December 31, 2025 of $8.44.

2.	The 2023 series PSU awards vested at a rate of 96% of the original PSUs granted, inclusive of additional PSUs granted as dividend equivalents. The vested value as a multiple of the original grant value was 113.8%. The below target performance was offset by the value of additional PSUs granted as dividend equivalents (see “The Share Unit Plan” beginning on page 65).

3.	Vested RSUs include the RSUs that were granted to Mr. Huskilson as a form of compensation, which were fully vested as of each grant date, 2024 series RSUs (tranche 1), retention awards for Ms. Tindale (Tranche 2) and Mr. Chin (Tranche 2), and the PSUs and RSUs paid to Ms. MacDonald pursuant to her Separation Agreement (discussed below under the heading “Employment Arrangements”).

[Algonquin | Liberty] 2026 Management Information Circular	87

Aggregate Option exercises during 2025 and 2025 Option values

The following table summarizes the number of Common Shares, if any, each NEO acquired pursuant to the exercise of Options in 2025, the aggregate value realized upon exercise, and the number of Common Shares covered by unexercised Options under the Option Plan as at December 31, 2025.

	Number of shares		Unexercised Options at Dec. 31, 2025		Value of unexercised in-the-money Options at Dec. 31, 2025[1]
	for which Options	Aggregate
Name	were exercised	value realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Chris Huskilson CEO	0	-	0	0	-	-
Roderick West CEO	0	-	0	0	-	-
Darren Myers[2] CFO	0	-	0	0	$0	$0
Brian Chin Interim CFO	0	-	0	0	-	-
Jennifer Tindale CLO	0	-	228,605	0	$0	$0
Sarah MacDonald CTO	0	-	0	0	-	-
Colin Penny[3] CIO	0	-	65,630	0	$0	$0

1.	Value based on the closing price of the Common Shares on the TSX on December 31, 2025 of $8.44.

2.	Mr. Myers departed as CFO effective March 7, 2025, and from the Corporation effective March 17, 2025. All vested Options held by Mr. Myers as of March 17, 2025 were exercisable within 30 days after his departure. All unvested Options were immediately considered forfeited on March 17, 2025.

3.	Mr. Penny departed as CIO effective March 1, 2026. All vested Options held by Mr. Penny as of March 1, 2026 were exercisable within 90 days after his departure.

Employment arrangements

The Corporation and its subsidiary, Liberty Utilities (Canada) Corp., have entered into an employment agreement with each NEO. All such employment agreements are collectively referred to as the “Employment Agreements” or individually as an “Employment Agreement”.

During 2025, Mr. Huskilson stepped down as CEO effective March 7, 2025, Mr. Myers departed as CFO effective March 7, 2025 and from the Corporation effective March 17, 2025, and Ms. MacDonald departed as CTO effective September 30, 2025.

Subsequent to year-end, Mr. Chin’s role as Interim CFO ended January 5, 2026 (but he continued with the Corporation as Vice President of Investor Relations), and Mr. Penny departed as CIO effective March 1, 2026.

Below is a summary of the Employment Agreements in effect for NEOs as at December 31, 2025 and the consequences of the departure of NEOs that departed in 2025.

Termination for cause, resignation, resignation for good reason, and change of control

Under the terms of the Employment Agreements with Messrs. West and Penny and Ms. Tindale, if there is a termination for cause, he or she would not be, or would not have been, as applicable, entitled to any advance notice of termination or payment in lieu of notice other than the minimum payments and other entitlements, if any, prescribed by applicable employment standards legislation. They may resign, or may have resigned, as applicable, at any time during the term of their respective Employment Agreements by providing the contractually required prior written notice (ranging from 60 to 90 days). Upon the resignation of Messrs. West and Penny or Ms. Tindale, he or she would not be, or would not have been, as applicable, entitled to any payment other than any amounts that the Corporation is required to pay in accordance with applicable laws and the Employment Agreement, including payment of accrued but unused vacation and expenses owing.

In the case of Mr. West and Ms. Tindale, if within 18 months following a change of control of the Corporation, or in the case of Mr. Penny, if within 12 months following a change of control of the Corporation, either the executive’s employment were terminated without cause or the executive elected to terminate his or her employment for “Good Reason” (as defined in his or her Employment Agreement), which, (i) in the case of Mr. West, includes a reduction of 20% or more in his salary or annual target bonus opportunity (other than in connection with a reduction applicable to all similarly situated executives of the Corporation) or a material adverse change in the scope of his responsibilities; provided that, however if he resigns for “Good Reason” (as defined in his Employment Agreement) he must provide written notice of his resignation within 90 days of the initial occurrence of any “Good Reason” event, (ii) in the case of Ms. Tindale, includes a material change in employment conditions or duties that would materially adversely affect the nature of her responsibilities that has not been cured by the Corporation after written notice, a material reduction in compensation, a change in location of work by more than 50 kilometers, or a material failure to provide benefits and perquisites substantially similar to those provided before the change of control, or (iii) in the case of Mr. Penny, included a reduction of 20% or more in his salary or annual target bonus opportunity (other than in connection with a reduction applicable to all similarly situated executives of the Corporation), a material adverse change in the scope of his responsibilities, or a relocation of his principal place of business by 100 kilometers or more from the current head office of the Corporation, then these NEOs are or would have been, as applicable, entitled to receive compensation equal to the following: (i) a lump-sum payment equal to 24 months of base salary for Mr. West or 18 months of base salary for Ms. Tindale and Mr. Penny at the then applicable base salary rate; (ii) a lump-sum payment equal to the target annual incentive payment for the same period; (iii) a pro-rated bonus payment for completed months of employment in the year of termination and (iv) continuation of benefits, allowances, and pension contributions for the same period or a lump-sum payment in lieu thereof, as applicable. In addition, unvested equity compensation awards will vest and be exercisable for two years, in the case of Mr. West, and for 90 days, in the case of Mr. Penny and Ms. Tindale. In all cases of the vesting of PSUs on termination, the Employment Agreements provide that actual performance achieved is to be used to the extent calculable for periods prior to the termination date and target performance is to be used for subsequent periods.

[Algonquin | Liberty] 2026 Management Information Circular	89

The Employment Agreements for Messrs. West and Penny and Ms. Tindale provide that a change of control occurs upon:

■	Any transaction or series of related transactions, whether or not the Corporation is a party thereto, after giving effect to which 50% or more of the Corporation’s voting power is owned, directly or indirectly, through one or more entities, by any person and its affiliates or by one or more groups acting in concert;

■	A sale, lease, or other disposition of all or substantially all of the assets of the Corporation, other than in connection with an internal reorganization; or

■	The board adopts a resolution to the effect that, for the purposes of the Employment Agreement, a change of control has occurred, or that such a change of control is imminent, in which case the date of the change of control shall be deemed to be the date specified in such resolution, provided that the change of control actually occurs.

A change of control does not occur where existing controlling Shareholder(s) continue to control more than 50% of the Corporation’s voting power through a new ownership structure.

Mr. Chin’s Employment Agreement in respect of his role as Interim CFO did not contain any contractual terms governing a termination for cause, resignation, resignation for good reason or the termination of his employment following a change of control. Upon termination of Mr. Chin’s employment for any reason, any unvested RSUs would be forfeited.

Termination for reasons other than cause

Upon termination without cause, Mr. West is entitled to the following amounts in lieu of notice: (i) a lump-sum payment equal to 24 months of base salary at the then applicable base salary rate; (ii) a lump-sum payment equal to the target annual incentive payment for the same period; (iii) a pro-rated bonus payment for completed months of employment in the year of termination; (iv) a lump-sum payment in lieu of the amount of contribution that the Corporation would have made for the costs of benefits, allowances, and pension contributions for 24 months; (v) access to outplacement counselling services and (vi) continued tax consulting services. In addition, any unvested RSUs, any unvested PSUs, and any unvested Options granted which would vest within 24 months of the last day of employment will vest. Unvested PSUs that would have vested within 24 months following the termination date will vest and will be assessed, taking into account (a) actual performance achieved up to the termination date; and (b) pro-rated target performance for periods following the termination date. All unvested Options which would have vested within 24 months of termination will vest and be exercisable until the earlier of their original expiry date and two years following termination. Any unvested PSUs, RSUs, and Options that would not have vested within 24 months following the termination date will be forfeited.

Upon termination without cause, Ms. Tindale and Mr. Penny are or would have been, as applicable, entitled to the following amounts in lieu of notice: (i) a lump-sum payment equal to 18 months of base salary at the then applicable base salary rate; (ii) a lump-sum payment equal to the target annual incentive payment for the same period; (iii) a pro-rated bonus payment for completed months of employment in the year of termination, (iv) continuation of benefits, allowances, and pension contributions for 18 months or lump-sum payment in lieu thereof, and (vi) in the case of Ms. Tindale, 18 months of car allowance. In addition, all unvested equity compensation awards held by Ms. Tindale and Mr. Penny which would have vested within 18 months of termination will or would have, as applicable, vested (in such circumstances, any vested Options would be exercisable for 90 days).

The Employment Agreements for Messrs. West and Penny and Ms. Tindale provide that, in the case of the vesting of PSUs on termination, actual performance achieved is to be used to the extent calculable for periods prior to the termination date and target performance is to be used for subsequent periods.

Upon termination without cause while serving as Interim CFO, Mr. Chin would have been entitled to a lump-sum payment equal to six months of base salary at the then applicable base salary rate in lieu of notice and all unvested RSUs would have been forfeited as of his termination date.

Chris Huskilson

Mr. Huskilson’s Employment Agreement was for a fixed term ending upon the earlier of: (i) Algonquin’s appointment of a permanent CEO; and (ii) March 31, 2026. As a result, the term of Mr. Huskilson’s Employment Agreement expired upon the appointment of Mr. West as CEO on March 7, 2025. Upon expiry, Mr. Huskilson received a lump-sum payment of $1,459,576.92 in lieu of his base salary that would have otherwise been paid until the fixed term’s outside date of March 31, 2026. Mr. Huskilson also received the minimum payment for accrued and unused vacation as prescribed by applicable employment standards legislation.

Darren Myers

Upon his departure as CFO, Mr. Myers was entitled, pursuant to the terms of his Employment Agreement, to the minimum payments and other entitlements prescribed by applicable employment standards legislation, and all PSUs, RSUs and Options that had not vested as of his termination date were forfeited.

Sarah MacDonald

Ms. MacDonald served as CTO until September 30, 2025. The Corporation entered into a separation agreement with Ms. MacDonald governing the terms of her departure from the role of CTO (the “Separation Agreement”). The key terms of the Separation Agreement are set out below.

Ms. MacDonald received a lump-sum payment of $1,485,000, representing 18 months of base salary and the target annual incentive payment for the same period. She received an additional lump-sum payment of $62,080.59 in lieu of benefits, Pension Plan, and SERP contributions that would have otherwise been made during the 18 months after the end of her employment. Ms. MacDonald also received the minimum payment for accrued and unused vacation as prescribed by applicable employment standards legislation.

Ms. MacDonald received a STIP award for 2025 in the amount of $375,415. The amount of Ms. MacDonald’s STIP award was calculated by assuming a target for her individual performance and leadership assessment pro-rated for months of employment in 2025.

The Separation Agreement provided that any unvested PSUs and RSUs awarded to Ms. MacDonald that would have vested by March 30, 2027, vested on September 30, 2025. The performance criteria applicable to such PSUs were determined based on actual performance calculable up to September 30, 2025, and target performance for periods after that date, including with respect to the TSR modifier. These PSUs and RSUs were settled on September 30, 2025, through the issuance from treasury of 48,773 Common Shares (net of Common Shares set-off for taxes).

Except with respect to minimum entitlements under employment standards legislation, the payments and benefits provided to Ms. MacDonald under the Separation Agreement are subject to her compliance with the terms and conditions of her Employment Agreement and the Separation Agreement, including covenants with respect to confidentiality, non-solicitation and non-competition.

Summary termination table

Assuming that the triggering event requiring the foregoing payments occurred on December 31, 2025, the NEOs would have been entitled to receive the incremental amounts shown below.

	Type of termination	Salary entitlement	Bonus entitlement	Options[1]	Share-based awards[1]	Benefits	Total payout
Roderick West	Termination without cause	$2,500,000	$2,750,000	-	$4,673,364	$134,291	$10,057,655
	Termination upon change of control	$2,500,000	$2,750,000	-	$4,673,364	$134,291	$10,057,655
Brian Chin	Termination without cause	$224,599	-	-	-	-	$224,599
	Termination upon change of control	-	-	-	-	-	-
Jennifer Tindale	Termination without cause	$887,400	$576,810	-	$1,904,821	$327,950	$3,696,981
	Termination upon change of control	$887,400	$576,810	-	$2,612,593	$327,950	$4,404,753
Colin Penny	Termination without cause	$618,000	$401,700	-	$287,594	$69,183	$1,376,478
	Termination upon change of control	$618,000	$401,700	-	$287,594	$69,183	$1,376,478

1.	The value of Options and share-based awards is calculated based on the closing price of the Common Shares on the TSX on December 31, 2025 of $8.44. Share-based awards include PSUs and RSUs.

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Indebtedness of directors and others

No current or former directors or officers of Algonquin, or any of its subsidiaries had any loans with Algonquin or any of its subsidiaries at any time in 2025.

Shareholder proposals

Persons entitled to vote at the next annual meeting of Shareholders and who wish to submit a proposal at that meeting must have submitted their proposal between January 4 and March 5, 2026.

Shareholder engagement

Maintaining a dialogue with Shareholders is an important element of the Corporation’s governance framework, particularly with respect to governance and compensation practices. We recognize the importance of strong and consistent engagement with our Shareholders. Shareholders can engage with the Corporation through a variety of formal and informal channels. These include participation in the Corporation’s annual meeting of Shareholders, where Shareholders may pose questions to management and the Board, as well as access to webcasts of our quarterly earnings conference calls with research analysts. Shareholders can also learn more about the Corporation through executive presentations at institutional and industry conferences.

We also receive feedback through:

■	The annual advisory vote on our approach to executive compensation;

■	A dedicated e-mail address through which Shareholders may submit inquiries or feedback; and

■	Periodic analyst and institutional shareholder participation in perception studies that are administered by a third party.

The Corporation also engages in direct Shareholder outreach, from time to time. For example, last year, the Corporation’s Investor Relations team reached out directly to a large institutional shareholder to provide additional context and clarification regarding aspects of the Corporation’s approach to executive compensation. The dialogue helped to address informational questions and contributed to a clearer understanding of the Corporation’s compensation framework. This example of direct Shareholder outreach reflects the Corporation’s commitment to constructive and ongoing communication with its Shareholders, and to considering Shareholder perspectives.

Shareholders who are interested in directly engaging with the board can confidentially write to the Board Chair at:

■	Board Office: Algonquin Power & Utilities Corp., 354 Davis Road, Suite 100, Oakville, Ontario, Canada L6J 2X1

■	Email: Board@APUCorp.com

Additional information

Copies of the Corporation’s financial statements for the year ended December 31, 2025, together with the report of the auditor thereon, management discussion and analysis, the interim financial statements of the Corporation for periods subsequent to the end of the Corporation’s last fiscal year, the current annual information form (together with any document incorporated therein by reference) of the Corporation, and this Circular are available upon request to the Vice President, Investor Relations by telephone at 905-465-4500. These documents and additional information concerning the Corporation are also available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Schedule “A”:

Algonquin Power & Utilities Corp.

Mandate of the Board of Directors

1.	Purpose

1.1	The board of directors (the “Board”) of Algonquin Power & Utilities Corp. (the “Corporation”) has the power and authority to supervise the activities and manage the investments and affairs of the Corporation. The Board, directly and through its committees, shall manage, or supervise the management of, the business and affairs of the Corporation.

2.	Membership, Organization and Meetings

2.1	General - The organization of the Board, including the number and qualifications of directors, residency requirements, quorum requirements, meeting procedures, and notice requirements are as established by the Corporation’s articles of incorporation (the “Articles”) and by-laws (the “By-Laws”), as amended and restated from time to time, and by the Canada Business Corporations Act, subject to any exemptions or relief that may be granted from such requirements.

2.2	Independence - The Board shall periodically determine the independence of each director. For this purpose, a director shall be considered independent if such director:

a.	is not an officer or employee of the Corporation or any of the Corporation’s subsidiary entities or affiliates; and

b.	is independent as determined in accordance with sections 1.4 and 1.5 of National Instrument 52-110 and other applicable laws and regulations.

2.3	Independence of Chair of the Board – The Chair of the Board shall be an independent director. The Chair of the Board shall act as the effective leader of the Board and set the Board’s agenda with a view to assisting the Board in successfully carrying out its duties.

2.4	Access to Management and Outside Advisors – The Board shall have unrestricted access to management and employees of the Corporation and its subsidiary entities. The Board may retain, at the expense of the Corporation, such external legal or other professional advisors on such terms as the Board may determine appropriate and may set and pay the respective compensation of such advisors without consulting or obtaining the approval of any officer of the Corporation. The Corporation shall provide appropriate funding, as determined by the Board, for payment of compensation of any advisor retained by the Board.

2.5	Secretary and Minutes - The Board shall request that an officer of the Corporation, external legal counsel or any other person act as secretary of each meeting of the Board. Minutes of meetings of the Board shall be recorded and maintained and subsequently presented to the Board for approval.

2.6	Meetings Without Management - At each meeting of the Board, the independent directors shall, under the oversight of the Chair of the Board, meet for a portion of the meeting without management and non-independent directors being present.

3.	Election of Directors

3.1	Majority Voting – The annual election of directors is based on a majority voting standard in accordance with the Canada Business Corporations Act.

3.2	Annual Elections – All directors stand for election by the Corporation’s shareholders annually.

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4.	Functions and Responsibilities

The Board shall have the functions and responsibilities set out below. In addition to these functions and responsibilities, the Board shall perform such duties as may be required by the Articles, the By-Laws and all applicable laws, regulations and listing requirements.

4.1	Strategic Planning

a.	Strategic Plans - The Board shall periodically review and, as appropriate, approve the Corporation’s strategic planning process and short- and long-term strategic plans prepared by management. In discharging this responsibility, the Board shall review the plans in light of management’s assessment of emerging trends, opportunities, the competitive environment, risk issues, and significant business practices.

b.	Business Plans - The Board shall review and, as appropriate, approve the Corporation’s annual business plans and budgets.

c.	Monitoring - The Board shall periodically review management’s implementation of the Corporation’s strategic and business plans. The Board shall review and, as appropriate, approve any material amendments to, or variances from, these plans.

4.2	Risk Management

a.	General - The Board, with the assistance of the Risk Committee (with respect to risks related to business and operations) and the Audit & Finance Committee (with respect to matters relating to financial and accounting controls and risks), shall periodically review reports provided by management of the Corporation of material risks associated with the businesses and operations of the Corporation’s subsidiary entities, review the implementation by management of systems to manage these risks, and review reports by management relating to the operation of and any material deficiencies in these systems.

b.	Verification of Controls - The Board shall, with the assistance of the Audit & Finance Committee, verify that internal, financial, non-financial, and business control and information systems have been established by management and that the Corporation is applying appropriate standards of corporate conduct for these controls.

c.	Legal Matters – The Board shall receive written or verbal reports on all significant legal matters (including litigation, regulatory investigations and inquiries, and changes to applicable laws and regulations) that would reasonably be expected to have a significant effect on the Corporation.

4.3	Human Resource Management

a.	General - The Board, with the assistance of the Human Resources and Compensation Committee, shall periodically review the Corporation’s approach to human resource management and executive compensation and shall approve the compensation of the Chief Executive Officer and other executives.

b.	Succession Review - The Board, with the assistance of the Human Resources and Compensation Committee, shall periodically review the succession plans for the Chief Executive Officer and senior management, including the appointment, training, and monitoring of such persons.

c.	Integrity of Senior Management - The Board shall, to the extent feasible, satisfy itself as to the integrity of senior management and that senior management strives to create a culture of integrity throughout the Corporation.

4.4	Corporate Governance

a.	General - The Board shall, in conjunction with the Corporate Governance Committee, periodically review the Corporation’s approach to corporate governance and this Mandate and approve changes to this Mandate as appropriate.

b.	Board Independence - The Board shall, in conjunction with the Corporate Governance Committee, periodically evaluate the independence of directors and the Board’s ability to act independently from management in fulfilling its duties.

c.	Ethics Reporting - The Board, or an appropriate committee of the Board, shall periodically review reports provided by management relating to compliance with, or material deficiencies in, the Corporation’s Code of Business Conduct and Ethics.

4.5	Financial Information

a.	General - At least annually, the Board shall, in conjunction with the Audit & Finance Committee, review the Corporation’s internal controls relating to financial information and reports provided by management on material deficiencies in, or material changes to, these controls.

b.	Integrity of Financial Information - The Board shall, in conjunction with the Audit & Finance Committee, review the integrity of the Corporation’s financial information and systems, the effectiveness of internal controls and management’s assertions on internal control and disclosure control procedures.

c.	Financial Statements - The Board shall review the recommendations of the Audit & Finance Committee with respect to the interim and annual financial statements and Management’s Discussion & Analysis (“MD&A”) of such financial statements to be delivered to shareholders, as well as any associated earnings release and, as appropriate, approve such financial statements, MD&A, and earnings releases.

4.6	Communications and Disclosure

a.	General - The Board, in conjunction with management, shall periodically review the Corporation’s overall communications strategy, including measures for receiving feedback from the Corporation’s shareholders.

b.	Disclosure Policies and Procedures - The Board shall periodically review management’s compliance with the Corporation’s disclosure policies and procedures. The Board shall, if advisable, approve material changes to the Corporation’s disclosure policies and procedures.

c.	Disclosure - The Board shall review and, as appropriate, approve any prospectus, annual information form (including Form 40-F), management information circular or news release containing earnings guidance prior to its public release or filing.

4.7	Committees of the Board

a.	Board’s Committees - The Board has established the following committees of the Board: the Audit & Finance Committee, the Corporate Governance Committee, the Risk Committee, and the Human Resources and Compensation Committee. Subject to applicable law and the Articles and By-Laws of the Corporation, the Board may establish other committees, dispose of any committee or merge any committee of the Board with any other committee of the Board.

b.	Committee Mandates - The Board has approved mandates for each committee and shall approve a mandate for each new standing committee of the Board. The Board shall periodically review and, taking into account recommendations of the Corporate Governance Committee and the Chair of the Board, approve material changes to each mandate.

c.	Delegation to Committees - The Board has delegated the matters set out in each committee’s mandate to that committee.

d.	Consideration of Committee Recommendations - The Board shall consider for approval the matters delegated for review and recommendation to committees of the Board.

e.	Board/Committee Communication - To facilitate communication between the Board and each committee of the Board, each committee chair shall provide a report to the Board on material matters considered by the committee at the first regularly scheduled Board meeting after each meeting of the committee.

5.	Responsibilities of Individual Directors

5.1	Responsibilities Set out in the Mandate – A director shall review and participate in the work of the Board necessary in order for the Board to discharge the duties and responsibilities set out in accordance with this Mandate.

5.2	Meeting Preparation and Attendance – In connection with each meeting of the Board and each meeting of a committee of the Board of which the director is a member, a director shall:

a.	review thoroughly the material provided to the director in connection with the meeting, provided that such review is practicable in the view of the time at which such material was delivered to the director;

b.	attend all scheduled meetings (absent extenuating circumstances) of the Board and meetings of committees on which a director serves; and

c.	attend each meeting in person to the extent practicable (unless the meeting is scheduled to be held by phone or video-conference).

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5.3	Assessment – A director shall participate in such processes as may be established by the Board for assessing the Board, its committees and individual directors.

5.4	Service on Other Boards - Directors may serve on the boards of other organizations so long as these commitments do not materially interfere with and are compatible with their ability to fulfill their duties as a member of the Board. Directors must advise the Chair of the Corporate Governance Committee in advance of accepting an invitation to serve on the board of any other organization.

5.5	Other Responsibilities – A director shall perform such other functions as may be delegated to that director by the Board or any committee of the Board from time to time.

6.	Ownership Guidelines

6.1	Director Equity Ownership Guidelines – All directors are expected to maintain a meaningful equity ownership interest in the Corporation in order to align their interests with those of the shareholders. The Corporation has adopted a Non-Employee Director Equity Ownership Guideline, which applies to directors who are not employees of the Corporation, and an Executive Equity Ownership Guideline, which applies to directors who are employees of the Corporation, which together require each director or covered executive to maintain a specified level of equity ownership.

7.	Orientation, Self-assessment and Evaluation

7.1	Each director shall participate in orientation and continuing education programs developed for the Board. Directors are encouraged to participate in external education sessions to assist them in performing their duties as directors.

7.2	The Board, along with the Corporate Governance Committee, shall conduct regular assessments of the overall effectiveness of the Board, its committees, the Chair of the Board and the Chairs of the committees of the Board taking into consideration the relevant mandates and terms of reference. The Board shall also conduct an assessment of the contributions of individual directors. The assessments of individual directors will take into account, among other things, self-assessments, confidential peer-review surveys completed by each director and the consideration of the competencies and skills that each director is expected to bring to the Board.

8.	Currency of Mandate

This Mandate is effective as of March 4, 2026.

Schedule “B”:

Description of the Share Unit Plan

The Share Unit Plan is administered by a committee consisting of designated executives of the Corporation or its relevant affiliates, except that in respect of any grants made to members of the Corporation’s executive team (including the NEOs), the committee designated as the administrator is the HRCC (in either case, referred to below as the “Plan Committee”).

PSUs and RSUs may be granted under the Share Unit Plan. In the case of PSUs, the Plan Committee may determine performance criteria that may increase or decrease the number of PSUs that vest at the end of the Performance Period depending on achievement relative to the performance criteria targets. RSUs are not subject to performance criteria and are time vested.

Awards granted under the Share Unit Plan are made by reference to a specified dollar value (the “Award Value”). The number of PSUs or RSUs granted to a participant is determined by dividing the Award Value by the Market Value (as defined below) of the Common Shares as of the grant date, rounded down to the next whole number.

The “Market Value” for purposes of the Share Unit Plan is (i) the volume-weighted average trading price of the Common Shares on the TSX or New York Stock Exchange, as selected by the Plan Committee (or such other stock exchange on which the Common Shares are traded) for the five trading days preceding the date in question, or (ii) if the Common Shares are not traded on a stock exchange, the fair market value of the Common Shares as determined by the Plan Committee. Vested PSUs and RSUs may be settled at the option of the Corporation in (i) Common Shares issued from treasury, (ii) Common Shares purchased on the secondary market, or (iii) cash. Any payment in cash to settle a vested PSU or RSU is based on the Market Value of the Common Shares on the vesting date.

Awards under the Share Unit Plan will not be paid in Common Shares issued from treasury if, at the time of such issuance, such issuance could result, at any time, in the number of Common Shares reserved for issuance to insiders (as defined in the TSX Company Manual) under such plan, together with Common Shares reserved for issuance to insiders under all other securities-based compensation arrangements (as defined in the TSX Company Manual), exceeding 10% of the issued and outstanding Common Shares, or if the issuance to insiders, within a one-year period, of a number of Common Shares under such plan, together with Common Shares that may be issued to insiders under all other securities-based compensation arrangements, could exceed 10% of the issued and outstanding Common Shares (collectively, the “Insider Participation Limit”). Other than the Insider Participation Limit, there is no maximum number of Common Shares that may be issued to any one individual under the Share Unit Plan.

Where a participant’s employment is terminated by reason of the participant’s death prior to the vesting of such participant’s PSUs or RSUs, (i) the PSUs credited to the participant’s account as at December 31 of the year preceding the participant’s death will continue to be eligible for vesting and (ii) the RSUs credited to the participant’s account as at December 31 of the year preceding the participant’s death will vest as of the participant’s date of death.

Where a participant’s employment is terminated due to a qualifying retirement, the participant’s unvested PSUs remain eligible for pro-rata vesting on the same basis as PSUs held by continuing participants. For the purposes of the Share Unit Plan, a qualifying retirement is a bona fide retirement in which the participant (i) provides at least six months’ advance notice, (ii) is at least 65 years of age or at least 55 years of age and with a combined age and years of service with the Corporation of at least 70, and (iii) works cooperatively during the notice period to transition his or her responsibilities to one or more successors. The Plan Committee has the discretion to determine that a resignation that does not meet the retirement conditions specified in the Share Unit Plan will nonetheless be treated as a qualifying retirement.

Where a participant takes a leave of absence from the Corporation or an affiliate, as applicable, for a period of at least 90 days prior to the vesting date, such participant’s PSUs and RSUs will continue to be eligible for vesting, but at a prorated rate based on the number of whole and partial months that the participant was an active employee between the date of the award and the vesting date. Where the leave of absence extends beyond the vesting date and the participant fails to return to full-time employment within 180 days after such vesting date, no PSUs or RSUs that would otherwise have vested will vest, and the participant will receive no payment or compensation therefor.

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Subject to the qualifying retirement provisions described above, unless otherwise determined by the Plan Committee or except as otherwise provided in an agreement with a participant, if prior to the vesting date a participant’s employment is terminated by the Corporation or an affiliate for any reason or the participant voluntarily terminates his or her employment with the Corporation or an affiliate, no portion of the PSUs or RSUs that would otherwise vest on the vesting date will vest, and such participant will receive no payment or compensation therefor.

Unless otherwise determined by the Plan Committee or otherwise provided in an agreement between the Corporation and a participant, the occurrence of a change of control of the Corporation will not result in the vesting of PSUs or RSUs provided that (i) such unvested PSUs and RSUs continue to vest in accordance with the terms of the Share Unit Plan and relevant award agreement, and (ii) the entity that acquires control of, or otherwise becomes a successor to, the Corporation agrees to assume the obligations of the Corporation in respect of such PSUs and RSUs. Except where a successor entity provides participants with a substantially equivalent award on certain prescribed terms, the Plan Committee has discretion to cancel all outstanding PSUs and RSUs upon a change of control and to determine that the value of all such awards will be paid out in cash in an amount based on the price at which the Common Shares are valued for the purposes of the transactions giving rise to the change of control.

The assignment or transfer of PSUs or RSUs, or any other benefits under the Share Unit Plan, is not permitted, other than by operation of law.

The Share Unit Plan may be amended or terminated at any time by the Plan Committee in whole or in part, without Shareholder approval, provided that:

a)	no amendment of the Share Unit plan will, without the consent of the participants affected by the amendment, or unless required by applicable law, adversely affect the rights of such participants with respect to PSUs or RSUs granted prior to the date of the amendment;

b)	no amendment of the Share Unit Plan will be effective unless such amendment is approved by the TSX; and

c)	approval by a majority of the votes cast by Shareholders present and voting in person or by proxy at a meeting of Shareholders shall be obtained for any:

i.	amendment for which, under the requirements of any applicable law, Shareholder approval is required;

ii.	reduction of the purchase price of Common Shares issued or purchased to settle awards granted under the plan or the cancellation and re-issuance of awards under the plan;

iii.	extension of the term of an award under the plan beyond the original expiry date of the award;

iv.	amendment to remove or exceed the Insider Participation Limit;

v.	increase to the maximum number of Common Shares issuable from treasury under the plan;

vi.	amendments to eligible participants that may permit the introduction of non-employee directors on a discretionary basis;

vii.	allowance of awards granted under the plan to be transferable or assignable other than for estate settlement purposes; or

viii.	amendment to the amendment provision of the plan.

The Share Unit Plan was amended on March 6, 2025 to permit the Market Value for the purposes of the Share Unit Plan to be determined based off of the five-day volume-weighted average price of the Common Shares on either the TSX or the NYSE, at the election of the Plan Committee. Such amendment was within the authority of the board under the Share Unit Plan.

Schedule “C”:

Share Unit Plan – Blackline

Performance and Restricted Share Unit Plan for Employees of Algonquin Power & Utilities Corp. and its Participating Affiliates

Adopted with effect from January 1, 2011, as amended March 6, 2014, June 8, 2017, June 4, 2024 ~~and~~, March 6, 2025 and June 29, 2026

1.	PREAMBLE AND DEFINITIONS

1.1	Title and Conflict.

The Plan described in this document shall be called the “Performance and Restricted Share Unit Plan for Employees of Algonquin Power & Utilities Corp. and its Participating Affiliates”.

In the event of any conflict or inconsistency between the Plan described in this document and the Award Agreement (as defined below), the terms and conditions of the Award Agreement shall prevail.

The Plan shall be governed and interpreted in accordance with the laws of the Province of Ontario.

1.2	Purpose of the Plan.

The purposes of the Plan are:

(i)	to promote a significant alignment between employees of the Corporation and the participating Affiliates and the growth objectives of the Corporation and the participating Affiliates;

(ii)	to associate a portion of participating employees’ compensation with the performance of the Corporation and its participating Affiliates over the long term; and

(iii)	to attract and retain the critical employees to drive the business success of the Corporation and its participating Affiliates.

1.3	Definitions.

1.3.1	“Account” has the meaning set out in Section 5.1.

1.3.2	“Affiliate” means any corporation, partnership or other entity (i) in which the Corporation, directly or indirectly, has majority ownership interest or (ii) which the Corporation controls. For the purposes of this definition, the Corporation is deemed to “control” such corporation, partnership or other entity if the Corporation possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such corporation, partnership or other entity, whether through the ownership of voting securities, by contract or otherwise.

1.3.3	“Applicable Law” means any applicable provision of law, domestic or foreign, including, without limitation, applicable securities and tax legislation, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder, and Stock Exchange Rules.

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1.3.4	“Award Agreement” means the written or electronic agreement between the Corporation and a Participant under which the terms of an award are established, as contemplated by Section 4.1, together with such schedules, amendments, deletions or changes thereto as are permitted under the Plan.

1.3.5	“Award Date” means the effective date of a grant of PSUs or RSUs, as applicable, to a Participant as stated in the applicable Award Agreement.

1.3.6	“Award PSUs” means the number of PSUs awarded to a Participant in respect of a Performance Period and as stated in the applicable Award Agreement.

1.3.7	“Award RSUs” means the number of RSUs awarded to a Participant as stated in the applicable Award Agreement.

1.3.8	“Award Value” means the value, in dollars, of an award made to a Participant and as stated in the applicable Award Agreement, which is provided under the Plan in the form of PSUs or RSUs, as the case may be.

1.3.9	“Board” means the Board of Directors of the Corporation.

1.3.10	“Change in Control” shall be deemed to have occurred for purposes of this Plan if:

(i)	there is any change in the holding, directly or indirectly, of securities of the Corporation (or the participating Affiliate by which the applicable Participant is employed) or of any voting rights attached to any securities of the Corporation (or the participating Affiliate by which the applicable Participant is employed), as a result of which any corporation or other person, or a group of corporations or persons acting in concert, or corporations or persons associated with or affiliated with any such corporation, person or group within the meaning of the Securities Act (Ontario), would be entitled to cast 50% or more of the votes attached to all shares of the Corporation (or the participating Affiliate by which the applicable Participant is employed) that may be cast to elect directors of the Corporation (or the participating Affiliate by which the applicable Participant is employed), other than a transaction in which holders of the voting shares of the Corporation, or of an Affiliate, as applicable, prior to such transaction continue to control more than fifty percent (50%) of the Corporation’s or Affiliate’s voting power through a new ownership structure on completion of the transaction and provided that, for greater certainty, a Change in Control shall not include any transaction to which the parties consist only of the Corporation and its Affiliates;

(ii)	Incumbent Directors cease to constitute a majority of the Board of the Corporation (for the purposes of this paragraph, an “Incumbent Director” shall mean any member of the Board who is a member of the Board immediately prior to the occurrence of a contested election of directors of the Corporation); or

(iii)	the Board adopts a resolution to the effect that, for the purposes of this Plan, a Change in Control of the Corporation (or the participating Affiliate by which the applicable Participant is employed) has occurred, or that such a Change in Control is imminent, in which case, the date of the Change in Control shall be deemed to be the date specified in such resolution, provided that the Change in Control actually occurs.

1.3.11	“Change in Control Price” means the per Share consideration paid in conjunction with any transaction resulting in a Change in Control (or, if the Board so determines, the cash value of such consideration as determined in good faith by the Board if any part of the consideration is payable other than in cash) or in the event a Change in Control is determined by the Board to arise in connection with an asset sale, the per Share consideration paid for the assets sold pursuant to such Change in Control (or, if the Board so determines, the cash value of such consideration as determined in good faith by the Board if any part of the consideration is payable other than in cash), net of any transaction expenses incurred in connection with such Change in Control to the extent not otherwise reflected in the per Share consideration (or cash value of such consideration as the case may be), plus or minus the residual assets and liabilities of the Corporation, each as determined by the Board in good faith on a per Share basis.

1.3.12	“Committee” means, in relation to Awards to Participants other than members of the Corporation’s executive team, the Senior Management Committee and, in relation to Awards to any member of the Corporation’s executive team, the Board or such committee of the Board which may be designated by the Board as the “Committee” with respect to such Awards.

1.3.13	“Corporation” means Algonquin Power & Utilities Corp. and any successor corporation, whether by amalgamation, merger or otherwise.

1.3.14	“Disability” means a physical or mental incapacity of the Participant that has prevented the Participant from performing the duties customarily assigned to the Participant for one hundred and eighty (180) calendar days, whether or not consecutive, out of any twelve (12) consecutive months and that in the opinion of the Corporation, acting on the basis of advice from a duly qualified medical practitioner, is likely to continue to a similar degree.

1.3.15	“Dividend Equivalent Units” has the meaning set out in Section 5.2.

1.3.16	“Insider” has the meaning ascribed to this term for the purposes of the Stock Exchange rules relating to Securities-Based Compensation Arrangements.

1.3.17	“Market Value” at any date in respect of the Shares means, subject to Section 1.3.11, the volume weighted average trading price of such Shares on the Toronto Stock Exchange or New York Stock Exchange, as selected by the Committee (or, if such Shares are not then listed and posted for trading on the Toronto Stock Exchange or New York Stock Exchange, on such stock exchange on which such Shares are listed and posted for trading as may be selected for such purpose by the Committee), for the five (5) consecutive trading days immediately preceding such date, provided that in the event that such Shares did not trade on any of such trading days, the Market Value shall be the average of the bid and ask prices in respect of such Shares at the close of trading on all of such trading days and provided that in the event that such Shares are not listed and posted for trading on any stock exchange, the Market Value shall be the fair market value of such Shares as determined by the Committee in its sole discretion.

1.3.18	“Participant” means such executive or other employee of the Corporation or any Affiliate as the Committee may designate to receive a grant of PSUs or RSUs under the Plan pursuant to an Award Agreement.

1.3.19	“Performance Adjustment Factor” means the performance adjustment factor (either upwards or downwards) calculated following the end of the Performance Period in accordance with the Award Agreement.

1.3.20	“Performance Criteria” means, in respect of a grant of a PSU, such financial and/or personal performance criteria as may be determined by the Committee in respect of a grant of PSUs to any Employee or Employees and set out in an Award Agreement. Performance Criteria may apply to the Corporation, an Affiliate, the Corporation and its Affiliates as a whole, a business unit of the Corporation or group comprised of the Corporation and one or more Affiliates, either individually, alternatively or in any combination, and measured either in total, incrementally or cumulatively over a specified Performance Period, on an absolute basis or relative to a pre-established target, to previous years’ results or to a designated comparator group.

1.3.21	“Performance Period” means, in respect of a grant of a PSU, the particular designated time period(s) in respect of which the Performance Criteria are assessed and determined to be satisfied by the Committee in order for such PSU to become a Vested PSU as set forth in the Award Agreement applicable to such grant.

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1.3.22	“Period of Absence” means, with respect to a Participant, a period of time that lasts for at least ninety (90) days throughout which the Participant is on a leave of absence from the Corporation or an Affiliate that has been approved by the Corporation or Affiliate, as applicable, a Statutory Leave, or is experiencing a Disability.

1.3.23	“Plan” means this Performance and Restricted Share Unit Plan for Employees of Algonquin Power & Utilities Corp. and its Participating Affiliates, including any schedules or appendices hereto, as such may be amended from time to time and as attached to an Award Agreement.

1.3.24	“PSU Balance” in respect of any particular date means the number of PSUs recorded in a Participant’s Account in respect of a particular Performance Period, which shall include the PSU Award plus all Dividend Equivalent Units in respect of such PSUs.

1.3.25	“PSU” means a unit granted to a Participant that is represented by a bookkeeping entry on the books of the Corporation, the value of which on any particular date shall be equal to the Market Value and which generally becomes Vested, if at all, subject to the attainment of certain Performance Criteria and satisfaction of such other conditions to Vesting, if any, as may be determined by the Committee.

1.3.26	“Retirement” means the resignation of a Participant in the following circumstances:

1.3.26.1	the Participant provides at least six (6) months advance notice of resignation;

1.3.26.2	the Participant is at least sixty-five (65) years of age, or at least fifty-five (55) years of age and whose combined age and number of completed years of service as an employee of the Corporation or an Affiliate equal at least seventy (70);

1.3.26.3	at the time the Participant’s employment terminates, (i) the Participant is not entitled to any termination or severance pay under Applicable Law or any plan, program, policy or arrangement of the Corporation or an Affiliate in connection with such termination; and (ii) cause for termination of employment does not exist with respect to the Participant; and

1.3.26.4	during the period between the submission of the Participant’s notice of resignation and the effective date of his or her termination of employment, the Participant works cooperatively with the Corporation and its Affiliates to transition the Participant’s responsibilities to one or more successors as directed by the Corporation or Affiliate, provided such resignation is in relation to a bona fide retirement from employment by the Participant, giving consideration to all relevant factors including whether the Participant is pursuing, or intends to pursue, employment or contracting in a similar capacity with another employer involved in the same industry as the Corporation or an Affiliate, and provided further that the Committee may, in its discretion, determine that a resignation that does not meet the criteria set out in this Section 1.3.26 is to be treated as a Retirement.

1.3.27	“RSU” means a unit granted to a Participant that is represented by a bookkeeping entry on the books of the Corporation, the value of which on any particular date shall be equal to the Market Value and which generally becomes Vested, if at all, following a period of continuous employment of the Participant with the Corporation or an Affiliate.

1.3.28	“RSU Balance” in respect of any particular date means the number of RSUs recorded in a Participant’s Account in respect of a particular Vesting Period, which shall include the RSU Award plus all Dividend Equivalent Units in respect of such RSUs.

1.3.29	“Securities-Based Compensation Arrangement” means a stock option, stock option plan, employee stock purchase or ownership plan or any other compensation or incentive mechanism of the Corporation involving the issuance or potential issuance, from treasury, of Shares or other securities of the Corporation to employees, insiders or service providers, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise.

1.3.30	“Senior Management Committee” means the Chief Executive Officer of the Corporation and the Chief Financial Officer of the Corporation or, in relation to an Award to a Participant employed by a participating Affiliate, the President of such Affiliate, or such other committee or individuals which may be appointed by the Chief Executive Officer of the Corporation to, among other things, interpret, administer and implement the Plan in relation to Awards to Participants other than the members of the Corporation’s executive team.

1.3.31	“Share” means a common share of the Corporation and such other share as may be substituted for it as a result of amendments to the articles of the Corporation, arrangement, reorganization or otherwise, including any rights that form a part of the common share or substituted share.

1.3.32	“Statutory Leave” means, with respect to a Participant, a period of time throughout which the Participant is on a leave of absence to which he or she is entitled under applicable legislation and following which he or she has the right, pursuant to such legislation, to return to active employment with the Corporation or an Affiliate.

1.3.33	“Stock Exchange” means the Toronto Stock Exchange, or if the Shares are not listed on the Toronto Stock Exchange, such other stock exchange on which the Shares are listed, or if the Shares are not listed on any stock exchange, then on the over-the-counter market.

1.3.34	“Stock Exchange Rules” means the applicable rules of the Stock Exchange.

1.3.35	“Successor Entity” shall have the meaning set out in Section 7.8.1(iii).

1.3.36	“Vested” means the applicable conditions for payment or other settlement in relation to a whole number, or a percentage (which may be more or less than 100%) of the number of Award PSUs or Award RSUs determined by the Committee, (i) have been met; or (ii) have been waived or deemed to be met pursuant to the terms of the Plan or the applicable Award Agreement, and “Vest” or “Vesting” have a corresponding meaning

1.3.37	“Vesting Date” means, with respect to a PSU or RSU, the date on which the applicable conditions for payment or other settlement of such PSU or RSU are met, deemed to have been met or waived as contemplated in Section 1.3.36.

2.	CONSTRUCTION AND INTERPRETATION

2.1	Gender, Singular, Plural. In the Plan, references to the masculine include the feminine; and references to the singular shall include the plural and vice versa, as the context shall require.

2.2	Governing Law. The Plan shall be governed and interpreted in accordance with the laws of the Province of Ontario and any actions, proceedings or claims in any way pertaining to the Plan shall be commenced in the courts of the Province of Ontario.

2.3	Severability. If any provision or part of the Plan is determined to be void or unenforceable in whole or in part, such determination shall not affect the validity or enforcement of any other provision or part thereof.

2.4	Headings, Sections. Headings wherever used herein are for reference purposes only and do not limit or extend the meaning of the provisions herein contained. A reference to a section or schedule shall, except where expressly stated otherwise, mean a section or schedule of the Plan, as applicable.

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3.	EFFECTIVE DATE AND EMPLOYMENT RIGHTS

3.1	Effective Date. The Corporation established the Plan effective January 1, 2011. The Plan was subsequently amended and restated effective March 6, 2014, June 8, 2017 ~~and~~, June 4, 2024, March 6, 2025 and is further amended and restated as set forth herein effective ~~March 6~~June 29, ~~2025~~2026.

3.2	No Employment Rights. Nothing contained in the Plan shall be deemed to give any person the right to be retained as an employee of the Corporation or of an Affiliate. Further, any determination hereunder of the date on which a Participant terminates or ceases employment, for any reason, including by reason of resignation, death, frustration of contract, termination for cause, termination without cause or constructive dismissal, and whether such termination or cessation of employment is lawful or unlawful, will be made without giving effect to any pay in lieu of notice (paid by way of lump sum or salary continuance), benefits continuance or other termination-related payments or benefits to which the Participant may be entitled pursuant to the common law or otherwise, except as may be expressly required by applicable employment standards legislation. A Participant shall have no right to receive any Shares or compensation, damages or other payments with respect to any RSUs or PSUs that have not Vested or which are otherwise forfeited or cancelled hereunder (whether or not related or attributable to any notice period or termination entitlements) and the Participant waives any claim or demand in relation thereto, subject only to the express requirements of applicable employment standards legislation.

4.	PSU AND RSU GRANTS AND PERFORMANCE PERIODS

4.1	Awards of PSUs and RSUs. The Plan shall be administered by the Committee.

The Committee shall have the authority in its sole and absolute discretion to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan subject to and not inconsistent with the express provisions of this Plan, including, without limitation, the authority to:

4.1.1	determine the Award Value for each award under an Award Agreement;

4.1.2	make grants of PSUs and RSUs in respect of any award under an Award Agreement;

4.1.3	determine the Award Date for grants of PSUs and RSUs, if not the date on which the Committee determines to make such grants under an Award Agreement;

4.1.4	determine the Participants to whom, and the time or times at which, awards shall be made and PSUs and RSUs shall be granted under an Award Agreement;

4.1.5	approve or authorize the applicable form and terms of the related Award Agreements;

4.1.6	determine the terms and conditions of awards, and grants of PSUs and RSUs in respect thereof, to any Participant, including, without limitation the following, (A) the number of PSUs and RSUs to be granted; (B) the Performance Period(s) applicable to PSUs; (C) the Performance Criteria applicable to PSUs and any other conditions to the Vesting of any PSUs and RSUs granted hereunder; (D) the conditions, if any, upon which Vesting of any PSUs or RSUs will be waived or accelerated without any further action by the Committee; (E) the extent to which the Performance Criteria must be achieved in order for any PSUs to become Vested PSUs and the multiplier, if any, that will be applied to determine the number of PSUs that become Vested PSUs having regard to the achievement of the Performance Criteria; (F) the circumstances in which a PSU or RSU shall be forfeited, cancelled or expire; (G) the consequences of a termination of employment with respect to a PSU or RSU; (H) the manner of settlement of Vested PSUs and Vested RSUs, including whether particular Vested PSUs or Vested RSUs will be settled in cash, Shares issued from treasury or Shares bought on the open market; and (I) whether and the terms upon which any Shares delivered upon settlement of a PSU or RSU must continue to be held by a Participant for any specified period;

4.1.7	determine whether and the extent to which any Performance Criteria applicable to the Vesting of a PSU or other conditions applicable to the Vesting of a PSU or RSU have been satisfied or shall be waived or modified;

4.1.8	amend the terms of any outstanding Award Agreement provided, however, that no such amendment, shall be made at any time to the extent such action would materially adversely affect the existing rights of a Participant with respect to any then outstanding PSU or RSU related to such Award Agreement without his or her consent in writing and provided further, however, that the Committee may amend the terms of an Award Agreement without the consent of the Participant if complying with Applicable Law;

4.1.9	determine whether, and the extent to which, adjustments shall be made pursuant to Section 5.3 and the terms of any such adjustments;

4.1.10	interpret the Plan and Award Agreements;

4.1.11	prescribe, amend and rescind such rules and regulations and make all determinations necessary or desirable for the administration and interpretation of the Plan and Award Agreements;

4.1.12	determine the terms and provisions of Award Agreements (which need not be identical) entered into in respect of awards hereunder; and

4.1.13	make all other determinations deemed necessary or advisable for the administration of the Plan.

4.2	Eligibility and Award Determination.

4.2.1	In determining the Participants to whom awards may be made and the Award Value (and accordingly the number of PSUs and RSUs to be granted) for each award (subject, in the case of PSUs, to adjustment based on achievement of Performance Criteria), the Committee may take into account such factors as it shall determine in its sole and absolute discretion.

4.2.2	The PSUs granted to a Participant for a Performance Period shall be determined by dividing the Award Value determined for the Participant for such Performance Period by the Market Value as at the Award Date, rounded down to the next whole number.

4.2.3	The RSUs granted to a Participant shall be determined by dividing the Award Value of an award to be provided to the Participant in the form of RSUs by the Market Value as at the Award Date, rounded down to the next whole number.

4.2.4	For greater certainty and without limiting the discretion conferred on the Committee pursuant to this Section, the Committee’s decision to approve a grant of PSUs in any Performance Period, or any grant of RSUs shall not entitle any Participant to an award of PSUs in respect of any other Performance Period or any future grant of RSUs; nor shall the Committee’s decision with respect to the size or terms and conditions of an award require it to approve an award of the same or similar size or with the same or similar terms and conditions to any Participant at any other time. No Participant has any claim or right to receive an award or any PSUs or RSUs.

4.2.5	An Award Agreement shall set forth, among other things, the following: the Award Date of the award evidenced thereby; the number of PSUs or RSUs, as applicable, granted in respect of such award; the Performance Criteria applicable to PSUs and any other conditions to the Vesting of the PSUs or RSUs, as applicable; in the case of PSUs, the applicable Performance Period; and may specify such other terms and conditions as the Committee shall determine or as shall be required under any other provision of the Plan. The Committee may include in an Award Agreement terms or conditions pertaining to confidentiality of information relating to the Corporation’s operations or businesses which must be complied with by a Participant including as a condition of the grant or Vesting of PSUs or RSUs.

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4.3	PSUs and RSUs. Each whole PSU and RSU will give a Participant the right to receive either a Share or a cash payment as determined by the Committee, in an amount determined in accordance with the terms of the Plan and the applicable Award Agreement. For greater certainty, a Participant shall have no right to receive Shares or a cash payment with respect to any PSUs or RSUs that do not become Vested PSUs or RSUs, as the case may be, under Article 7.

4.4	Clawback. Notwithstanding anything in the Plan to the contrary, but subject to the terms of any Award Agreement or any written employment agreement between the Participant and the Corporation or any Affiliate, all PSUs and RSUs granted under the Plan, any Shares issued or payments made under the Plan and any gains realized upon settlement of a PSU or an RSU shall be subject to clawback or recoupment as permitted or mandated by Applicable Law or any policy as enacted, adopted or modified from time to time by the Corporation or an Affiliate.

5.	ACCOUNTS, DIVIDEND EQUIVALENTS AND REORGANIZATION

5.1	Account. An account (“Account”) shall be maintained by the Corporation for each award made to each Participant pursuant to an Award Agreement and which will be credited with an opening balance equal to the Award PSUs and/or Award RSUs granted pursuant to such Award Agreement. PSUs or RSUs that fail to vest pursuant to Article 7, or that are paid out to the Participant or his legal representative, shall be cancelled and shall cease to be recorded in the Participant’s Account as of the date on which such PSUs or RSUs, as applicable, are forfeited or cancelled under the Plan or are paid out, as the case may be.

5.2	Dividend Equivalent Units. Whenever cash dividends are paid on the Shares during the period from the Award Date under the Award Agreement to the date of settlement of the PSUs or RSUs granted thereunder, additional PSUs or RSUs, as applicable, will be credited to the Participant’s Account in accordance with this Section 5.2 (“Dividend Equivalent Units”). The number of such additional PSUs or RSUs to be credited to the Participant’s Account in respect of any particular dividend paid on the Shares will be calculated by dividing (i) the amount of the cash dividend that would have been paid to the Participant if each of the PSUs and RSUs recorded in the Participant’s Account as at the record date for the cash dividend had been Shares by (ii) the Market Value on the date on which the dividend is paid on the Shares. Dividend Equivalent Units shall be Vested to the same extent and paid at the same time as the PSUs or RSUs, as applicable, to which they relate and shall be considered to be designated as payable in Shares or in cash as the related PSUs or RSUs in the Participant’s Account are so designated.

5.3	Adjustments. In the event of any stock dividend, stock split, combination or exchange of shares, capital reorganization, consolidation, spin-off or other distribution (other than normal cash dividends) of the Corporation’s assets to shareholders, or any other similar changes affecting the Shares, proportionate adjustments to reflect such change or changes shall be made with respect to the number of PSUs and RSUs outstanding under the Plan, or securities into which the Shares are changed or are convertible or exchangeable and as may be substituted for Shares under this Plan, on a basis proportionate to the number of PSUs and RSUs in the Participant’s Account or some other appropriate basis, all as determined by the Committee in its sole discretion.

6.	FUNDING OF AWARDS BY SHARE PURCHASES OR ISSUANCES

6.1	Maximum Number of Shares Issuable from Treasury. The maximum number of Shares that are issuable under the Plan to pay awards under the Plan shall be an aggregate of ~~14,000,000~~ 29,000,000 Shares.

6.2	Purchases of Shares on Open Market. Shares may be purchased to satisfy the settlement of Vested PSUs and Vested RSUs pursuant to the Plan by a trustee appointed by the Corporation for this purpose or by a broker designated by the Corporation who is independent of the Corporation in accordance with Stock Exchange Rules. Shares purchased pursuant to this Section 6.2 shall be purchased on the open market at prevailing market prices with amounts contributed by the Corporation or an Affiliate. The designation of a Trustee or broker may be changed from time to time.

6.3	Issuances of Shares from Treasury. Any issuances of Shares from treasury to pay awards as contemplated by Section 7.4 shall be issued at a price per Share equal to the Market Value on the date of issuance.

6.4	Insider Participation Limit. Awards under the Plan shall not be paid in Shares issued from treasury if, at the time of such issuance, such issuance could result, at any time, in:

6.4.1	the number of Shares reserved for issuance to Insiders under the Plan, together with Shares reserved for issuance to Insiders under all other Securities-Based Compensation Arrangements, exceeding 10% of the issued and outstanding Shares; or

6.4.2	the issuance to Insiders, within a one-year period, of a number of Shares under the Plan, together with Shares that may be issued to Insiders under all other Securities-Based Compensation Arrangements, exceeding 10% of the issued and outstanding Shares.

7.	VESTING AND PAYMENT OF AWARDS

7.1	Vesting of PSUs. On the last day of the Performance Period, subject to Section 7.8, the PSUs represented by the PSU Balance as at such date shall vest, with the number of Vested PSUs being equal to the PSU Balance as at such date multiplied by the Performance Adjustment Factor as determined by the Committee in accordance with the Award Agreement. For certainty, in the event the Performance Adjustment Factor is equal to zero, no PSUs will vest. Except where the context requires otherwise, each PSU which vests pursuant to this Article 7 and each Dividend Equivalent Unit credited in respect of such PSUs after the end of the Performance Period shall be referred to herein as a Vested PSU. PSUs which do not become Vested PSUs in accordance with this Article 7 shall be forfeited by the Participant and the Participant will have no further right, title or interest in such PSUs, or for compensation or damages in respect of such forfeiture and the Participant waives any claim or demand in relation thereto, subject only to the express requirements of applicable employment standards legislation.

7.2	Performance Criteria. The PSUs granted to a Participant under an Award Agreement and Section 4.1 (and the related Dividend Equivalent Units credited on or before the end of the Performance Period specified in the Award Agreement) shall become Vested PSUs only upon the Committee’s determination with respect to the Performance Adjustment Factor in accordance with the Award Agreement applicable to such PSUs or have been waived in accordance with Section 4.1.7.

7.3	Vesting of RSUs. Upon the Vesting Date(s) specified in the applicable Award Agreement, the RSUs comprising a Participants RSU Balance shall Vest in such proportion as is may be determined in accordance with such Award Agreement. Except where the context requires otherwise, each RSU which vests pursuant to Article 7 and each Dividend Equivalent Unit credited in respect of such RSU after its Vesting Date shall be referred to herein as a Vested RSU. RSUs which do not become Vested RSUs in accordance with this Article 7 shall be forfeited by the Participant and the Participant will have no further right, title or interest in such RSUs, or for compensation or damages in respect of such forfeiture and the Participant waives any claim or demand in relation thereto, subject only to the express requirements of applicable employment standards legislation.

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7.4	Payment in Shares. In the event that a Participant’s Vested PSUs or Vested RSUs have been designated by the Committee for settlement in Shares, the Participant or his legal representative, as applicable, shall receive a number of Shares equal to the number of Vested PSUs or Vested RSUs, as the case may be, credited to the Participant’s Account on the date fixed by the Committee for the delivery of the Shares in respect of such Vested PSUs or Vested RSUs (rounded down to the nearest whole number of Shares). Subject to Section 10.10, in the event that such Vested PSUs or Vested RSUs have been designated by the Committee for settlement by way of issuance of Shares from treasury, such Shares shall be distributed to the Participant or his legal representative, as applicable, at such time or times as may be determined in accordance with such Award Agreement. Subject to Section 10.10, in the event that such Vested PSUs or Vested RSUs have been designated by the Committee for settlement by way of the delivery of Shares bought on the open market, such Shares shall be delivered no later than the earlier of (i) the date that is six (6) months following the last day of the Performance Period (or, in the event Vested RSUs are being settled in connection with the Participant’s death, no later than six (6) months following the Participant’s death); or (ii) December 31 of the third year following the year in which the Participant performed the services to which the Vested PSUs or Vested RSUs relate.

7.5	Payment in Cash.

7.5.1	In the event that a Participant’s Vested PSUs or Vested RSUs have not been designated by the Committee for settlement in Shares, the Participant or his legal representative, as applicable, shall receive a cash payment equal to: (i) in the case of PSUs, the Market Value determined as of the last day of the Performance Period multiplied by the number of Vested PSUs credited to his PSU Account as of the last day of such Performance Period, (rounded down to the nearest whole number of PSUs); and (ii) in the case of RSUs, the Market Value determined as of the Vesting Date of such RSUs multiplied by the number of Vested RSUs credited to his Account as of the Vesting Date (rounded down to the nearest whole number of RSUs). Subject to Section 10.10, the cash payment shall be made to the Participant or his legal representative, as applicable, in a single lump sum no later than the earlier of (i) the date that is six (6) months following the last day of the Performance Period (or, in the event Vested RSUs are being settled in connection with the Participant’s death, no later than six (6) months following the Participant’s date of death); or (ii) December 31 of the third year following the year in which the Participant performed the services to which the Vested PSUs or Vested RSUs relate.

7.6	Death, Period of Absence.

7.6.1	Death. Where the employment of a Participant terminates during a Performance Period in the case of PSUs or prior to a Vesting Date in the case of RSUs by reason of the Participant’s death: (i) the PSUs credited to the Participant’s Account as at December 31 of the year immediately preceding the Participant’s date of death shall continue to be eligible to become Vested PSUs in accordance with Sections 7.1 and 7.2; and (ii) the RSUs credited to the Participant’s Account as at December 31 of the year immediately preceding the Participant’s date of death shall Vest as of the Participant`s date of death. The Participant shall be entitled to receive cash or Shares (or a combination thereof), as specified by the Committee, determined in accordance with Sections 7.4 or 7.5. For greater clarity, the number of Vested PSUs used to calculate the value of the payment shall equal the number of Vested PSUs determined in accordance with Sections 7.1 and 7.2 as at December 31 of the year immediately preceding the Participant’s date of death.

7.6.2	Period of Absence. In the event of a Participant’s Period of Absence during a Performance Period for PSUs or prior to a Vesting Date for RSUs and subject to this Section 7.6.2 and Section 7.6.4, PSUs and RSUs credited to the Participant’s Account immediately prior to the commencement of such Period of Absence (and any related Dividend Equivalent Units) shall continue to be eligible to become Vested in accordance with the provisions of Sections 7.1 and 7.2 and the Participant shall be entitled to receive cash or Shares (or a combination thereof), as specified by the Committee in respect of such Vested PSUs and Vested RSUs determined in accordance with Section 7.4 or 7.5, as applicable, except that the number of Vested PSUs and Vested RSUs used to calculate the value of the payment shall equal the number of Vested PSUs or Vested RSUs, as applicable determined in accordance with Section 7.1 and 7.2 multiplied by a fraction, the numerator of which equals the number of whole and partial months in the Performance Period for which the Participant actively performed services for the Corporation or an Affiliate and the denominator of which equals the number of whole and partial months in the Performance Period; in the case of PSUs, or in the period from the Award Date to the Vesting Date of such RSUs.

7.6.3	For greater clarity, no additional PSUs or RSUs (whether pursuant to Section 4.1 or in the form of Dividend Equivalent Units) shall be granted to a Participant following his or her date of death or during his or her Period of Absence, including following his or her date of Disability.

7.6.4	Notwithstanding Section 7.6.2, where a Participant experiences a Period of Absence that extends beyond the end of a Performance Period for PSUs or a Vesting Date for RSUs and fails to return to active full-time employment with the Corporation or an Affiliate within one hundred and eighty (180) days following the end of such Performance Period or such Vesting Date, no portion of the PSUs subject to such Performance Period or RSUs that would otherwise Vest on such Vesting Date shall Vest and the Participant shall receive no payment or other compensation in respect of such PSUs or RSUs or loss thereof, on account of damages or otherwise.

7.7	Other Terminations of Employment. Except as otherwise provided in the Award Agreement governing the grant of PSUs or RSUs to a Participant or a written employment or other agreement between the Participant and the Corporation or any Affiliate, in the event that, during a Performance Period with respect to PSUs or prior to a Vesting Date with respect to RSUs, (i) the Participant’s employment is terminated by the Corporation or an Affiliate of the Corporation for any reason, including a termination for or without cause, as a result of a constructive dismissal or the frustration of the Participant’s employment agreement (and whether such termination is lawful or unlawful) or (ii) a Participant voluntarily terminates his employment with the Corporation or an Affiliate of the Corporation, except in connection with a Retirement to which Section 7.8 applies, no portion of the PSUs subject to such Performance Period or RSUs that would otherwise Vest on such Vesting Date shall Vest and the Participant shall receive no payment or other compensation in respect of such PSUs or RSUs or loss thereof, on account of damages or otherwise (whether or not related or attributable to any notice period or termination entitlements) and the Participant waives any claim or demand in relation thereto, subject only to the express requirements of applicable employment standards legislation; provided that any Vested PSUs and Vested RSUs will be settled in accordance with Sections 7.4 and 7.5.

7.8	Retirement. In the event of a Participant’s Retirement, outstanding PSUs credited to the Participant’s Account that have not Vested prior to the commencement of the Participant’s Retirement, (and any related Dividend Equivalent Units) shall continue to be eligible to become Vested in accordance with the provisions of Sections 7.1, subject to such conditions as the Committee may specify, including, without limitation but subject to Applicable Law, conditions restricting the Participant from competing with the Corporation or an Affiliate or soliciting the Corporation’s or Affiliates‘ customers or employees and provided that the number of PSUs that may become Vested under this Section 7.8 shall equal the number of Vested PSUs determined in accordance with Section 7.1 multiplied by a fraction, the numerator of which equals the number of whole and partial months in the Performance Period for which the Participant actively performed services for the Corporation or an Affiliate prior to Retirement and the denominator of which equals the number of whole and partial months in the Performance Period. The Participant shall be entitled to receive cash or Shares (or a combination thereof), in accordance with Section 7.4 or 7.5, as applicable, as specified by the Committee in respect of PSUs that Vest pursuant to this Section 7.8. For greater certainty, the Committee may prescribe the conditions applicable to such continued vesting in the Award Agreements governing the PSUs or in a notice or agreement provided to the Participant on or prior to his or her Retirement. For greater clarity, no additional Award PSUs shall be granted to a Participant following his or her Retirement but Dividend Equivalent Units will continue to be credited to the Participant’s Account in accordance with Section 5.2.

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7.9	Change in Control.

7.9.1	Unless otherwise determined by the Committee or otherwise provided in a written agreement between the Corporation and a Participant, the occurrence of a Change in Control will not result in the Vesting of PSUs or RSUs that have not previously Vested, provided that:

(i)	such PSUs and RSUs that have not previously Vested will continue to Vest in accordance with the Plan and the Award Agreement;

(ii)	in the case of PSUs, the Performance Adjustment Factor for fiscal years of the Corporation or other relevant periods, as determined in accordance with the Award Agreement for such PSUs, completed prior to the date of the Change in Control shall be based on the actual performance achieved to the date of the Change in Control and the Performance Adjustment Factor for periods following the date of the Change in Control shall be deemed to be 100%; and

(iii)	an entity that directly or indirectly acquires control of the Corporation (or the Affiliate that employs or immediately prior to Retirement employed, the Participant, as applicable) or otherwise becomes a successor to Algonquin Power & Utilities Corp. (or the Affiliate that employs, or immediately prior to Retirement employed, the Participant, as applicable) (a “Successor Entity”) agrees to assume the obligations of the Corporation in respect of the Participant’s unvested RSUs and PSUs.

7.9.2	Unless determined otherwise by the Committee or pursuant to the terms of a written agreement between the Corporation or a Successor Entity and the Participant, where a Participant’s employment terminates following a Change in Control, the provisions of Section 7.6.1, Section 7.7 or Section 7.8, as the case may be, shall apply.

7.9.3	Subject to the provisions of Section 7.9.4 or as otherwise provided in the Award Agreement, in the event of a Change in Control, the Committee shall have the discretion to unilaterally determine that all outstanding Awards shall be cancelled upon a Change in Control, and that the value of such Awards, as determined by the Committee in accordance with the terms of the Plan and the Award Agreements, shall be paid out in cash in an amount based on the Change in Control Price within a reasonable time subsequent to the Change in Control.

7.9.4	Notwithstanding Section 7.9.3, no cancellation, acceleration of vesting, lapsing of restrictions, payment of an Award, cash settlement or other payment shall occur with respect to any Award if the Committee reasonably determines in good faith prior to the occurrence of a Change in Control that such Award shall be honored or assumed, or new rights substituted therefor (with such honored, assumed or substituted Award hereinafter referred to as an “Alternative Award”) by any Successor Entity; provided, however, that any such Alternative Award must:

(i)	be based on stock which is traded on the Toronto Stock Exchange and/or an established U.S. securities market;

(ii)	provide such Participant with rights and entitlements substantially equivalent to or better than the rights, terms and conditions applicable under such Award, including, but not limited to, an identical or better Vesting conditions (including Vesting upon termination of employment) and identical or better timing and methods of payment;

(iii)	recognize, for the purpose of Vesting provisions, the time that the Award was held prior to the Change in Control; and

(iv)	have substantially equivalent economic value to such Award (determined immediately prior to the time of the Change in Control).

8.	CURRENCY

8.1	Currency. All references in the Plan to currency refer to lawful Canadian or United States currency as indicated.

9.	SHAREHOLDER RIGHTS

9.1	No Rights to Shares. PSUs and RSUs are not Shares and neither the grant of PSUs or RSUs nor the fact that Shares may be provided by the Corporation in satisfaction of Vested PSUs or Vested RSUs will entitle a Participant to any shareholder rights, including, without limitation, voting rights, dividend entitlement or rights on liquidation.

10.	ADMINISTRATION

10.1	Committee. Unless otherwise determined by the Board, the Plan shall be administered by the Committee.

10.2	Delegation and Administration. The Committee may delegate to any one or more directors, officers or employees of the Corporation and/or its participating Affiliates such duties and powers relating to the Plan as it may see fit. The Committee may, in its discretion, delegate such of its powers, rights and duties under the Plan, in whole or in part, to any committee or any one or more directors, officers or employees of the Corporation and/or its participating Affiliates as it may determine from time to time, on terms and conditions as it may determine, except the Committee shall not, and shall not be permitted to, delegate any such powers, rights or duties to the extent such delegation is not consistent with Applicable Law.

10.3	Effects of Committee’s Decision. Any interpretation, rule, regulation, determination or other act of the Committee hereunder shall be made in its sole discretion and shall be conclusively binding upon all persons.

10.4	Liability Limitation. No member of the Committee, the Board or any officer, director or employee of the Corporation or any Affiliate shall be liable for any action or determination made in good faith pursuant to the Plan or any Award Agreement under the Plan. To the fullest extent permitted by law, the Corporation and its Affiliates shall indemnify and save harmless each person made, or threatened to be made, a party to any action or proceeding in respect of the Plan by reason of the fact that such person is or was a member of the Committee or the Board or is or was an officer, director or employee of the Corporation or an Affiliate.

10.5	Compliance with Laws and Policies. The Corporation’s issuance of any PSUs and RSUs and its obligation to make any payments or discretion to provide any Shares hereunder is subject to compliance with Applicable Law. Each Participant shall acknowledge and agree (and shall be conclusively deemed to have so acknowledged and agreed by participating in the Plan) that the Participant will, at all times, act in strict compliance with Applicable Law and all other laws and any policies of the Corporation applicable to the Participant in connection with the Plan including, without limitation, furnishing to the Corporation all information and undertakings as may be required to permit compliance with Applicable Law. Such laws, regulations, rules and policies shall include, without limitation, those governing “insiders” or “reporting issuers” as those terms are construed for the purposes of Applicable Laws.

[Algonquin | Liberty] 2026 Management Information Circular	111

10.6	Withholdings. So as to ensure that the Corporation or an Affiliate, as applicable, will be able to comply with the applicable provisions of any federal, provincial, state or local law relating to the withholding of tax or other required deductions, the Corporation, or an Affiliate may withhold or cause to be withheld from any amount payable to a Participant, either under this Plan, or otherwise, such amount, or may require the sale of such number of Shares, as may be necessary to permit the Corporation or the Affiliate, as applicable, to so comply. The Corporation and any Affiliate may also satisfy any liability for any such withholding obligations, on such terms and conditions as the Corporation may determine in its sole discretion, by (a) selling on such Participant’s behalf, or requiring such Participant to sell, any Shares, and retaining any amount payable which would otherwise be provided or paid to such Participant in connection with any such sale, or (b) requiring, as a condition to the delivery of Shares hereunder, that such Participant make such arrangements as the Corporation may require so that the Corporation and its Affiliates can satisfy such withholding obligations, including requiring such Participant to remit an amount to the Corporation or an Affiliate in advance, or reimburse the Corporation or any Affiliate for, any such withholding obligations.

10.7	No Additional Rights. Neither designation of an employee as a Participant nor the establishment of an Award Value for or grant of any PSUs or RSUs to any Participant entitles any person to the establishment of an Award Value, grant, or any additional grant, as the case may be, of any PSUs or RSUs under the Plan.

10.8	Amendment, Termination. The Plan may be amended or terminated at any time by the Committee in whole or in part, without shareholder approval, provided that:

10.8.1	no amendment of the Plan shall, without the consent of the Participants affected by the amendment, or unless required by Applicable Law, adversely affect the rights accrued to such Participants with respect to PSUs or RSUs granted prior to the date of the amendment;

10.8.2	no amendment of the Plan shall be effective unless such amendment is approved by the Stock Exchange; and

10.8.3	approval by a majority of the votes cast by shareholders present and voting in person or by proxy at a meeting of shareholders of the Corporation shall be obtained for any:

10.8.3.1	amendment for which, under the requirements of any applicable law, shareholder approval is required;

10.8.3.2	reduction of the purchase price of Shares issued or purchased to pay awards granted under the Plan or the cancellation and reissuance of awards under the Plan;

10.8.3.3	extension of the term of an award under the Plan beyond the original expiry date of the award;

10.8.3.4	any amendment to remove or exceed the insider participation limit set out in Section 6.4;

10.8.3.5	an increase to the maximum number of Shares issuable from treasury under the Plan;

10.8.3.6	amendments to eligible Participants that may permit the introduction of non-employee directors on a discretionary basis;

10.8.3.7	allowance of awards granted under the Plan to be transferable or assignable other than for estate settlement purposes; or

10.8.3.8	amendment to this Section 10.8.

10.9	Administration Costs. The Corporation will be responsible for all costs relating to the administration of the Plan. For greater certainty and unless otherwise determined by the Committee, a Participant shall be responsible for brokerage fees and other administration or transaction costs relating to the transfer, sale or other disposition of Shares on behalf of the Participant that have been previously distributed to or provided to the Participant pursuant to the Plan.

10.10	Compliance with Section 409A of the U.S. Internal Revenue Code. Notwithstanding any provision in this Plan or an Award Agreement to the contrary, to the extent a Participant is subject to taxation under the U.S. Internal Revenue Code of 1986, as amended (the “U.S. Tax Code”), then any PSUs and RSUs awarded to such Participant shall be interpreted and administered so that any amount payable with respect to such awards shall be paid in a manner that is either exempt from or compliant with the requirements of Section 409A of the U.S. Tax Code and the applicable regulatory and other guidance issued thereunder (“Section 409A”). In furtherance of the foregoing, and notwithstanding Section 7.4 or 7.5 to the contrary, if any PSU or RSU awarded under this Plan would constitute non-exempt “deferred compensation” for purposes of Section 409A, then payment shall be made to the Participant or his legal representative, as applicable, in a single lump sum, less any applicable statutory withholdings or deductions, either (1) during the immediately following calendar year if the last day of the Performance Period or the Vesting Date, as applicable, is December 31, or (2) if (1) does not apply, no later than 90 days following the last day of the Performance Period or Vesting Date, as applicable (or, in the event of the Participant’s death, no later than 90 days following the date of the Participant’s death), provided that the Participant does not have a right to designate the year of the payment. Neither the Committee, the Corporation nor its directors, officers or employees make any representations or warranties regarding the tax treatment of any payments under the Plan and none of them shall be held liable for any taxes, interest, penalties or other monetary amounts owed by a Participant as a result of the application of Section 409A.

11.	ASSIGNMENT

11.1	Assignment. The assignment or transfer of the PSUs or RSUs, or any other benefits under this Plan, shall not be permitted, other than by operation of law.

[Algonquin | Liberty] 2026 Management Information Circular	113

Schedule “D”:

Description of the DSU Plan

The DSU Plan provides that, subject to the terms of the DSU Plan and such other conditions as the HRCC may impose, a director who is not an employee of the Corporation or an affiliate of the Corporation (an “Eligible Director”) may elect to receive his or her Annual Cash Remuneration (as defined below) in the form of DSUs, cash, or any combination of DSUs and cash.

An Eligible Director’s “Annual Cash Remuneration” is all of the amounts ordinarily payable in cash to such director in respect of the services provided by such director to the Corporation as a member of the board in a calendar year (including any annual retainers and fees for serving as the chair or a member of a committee, but excluding meeting fees and travel fees).

All DSUs issued with respect to Annual Cash Remuneration will be credited to the Eligible Director’s DSU account on each conversion date (generally being the last day of a quarter or such other dates as determined by the board or the Corporate Governance Committee), by dividing the portion of the Eligible Director’s Annual Cash Remuneration for the applicable period to be paid in the form of DSUs by the Fair Market Value of the Common Shares on the conversion date. For the purposes of the DSU Plan, the “Fair Market Value” of the Common Shares is the volume-weighted average trading price of the Common Shares on the TSX for the five days immediately preceding the date in question.

On each payment date for dividends paid on Common Shares, an Eligible Director’s DSU account will also be credited with dividend equivalents on the DSUs credited to such account as of the record date for such dividends. Such dividend equivalents shall be converted into additional DSUs (including fractional DSUs) based on the Fair Market Value of the Common Shares as of the date on which the dividends on the Common Shares are paid.

Each Eligible Director shall be entitled to redeem his or her DSUs following the date upon which he or she ceases to hold any position as a director or a director of the Corporation’s affiliates and is no longer otherwise employed by the Corporation or its affiliates, including in the event of death of the Eligible Director (the “Termination Date”). The Eligible Director may elect up to two separate dates, between the Termination Date and December 15 of the year following the year in which the Termination Date occurs, as of which either a portion or all of the DSUs credited to such Eligible Director’s account shall be redeemed (each such date being an “Entitlement Date”) . For directors resident or a citizen of the U.S. (each, a “U.S. Director”), such election must be made at the same time as the U.S. Director elects to receive DSUs.

In addition, the DSU Plan contains certain terms and conditions relating to administration of the DSU Plan with respect to U.S. Directors and elections by U.S. Directors under the DSU Plan to ensure compliance with Section 409A of the U.S. Internal Revenue Code of 1986, as amended, and applicable regulations thereunder.

Where an Eligible Director does not select an Entitlement Date or Entitlement Dates, there will be a single Entitlement Date being December 15 of the year following the year in which such director’s Termination Date occurs (subject to extension, to no later than December 31 of such year, in the event that the Corporate Governance Committee is unable to compute the final value of DSUs recorded in the director’s DSU account by reason of unavailability of market value data), other than in the case of the death of a U.S. Director, in which circumstances payment shall be made no later than December 31 of the calendar year in which the death occurs or, if later, the 15th day of the third month following such U.S. Director’s date of death.

An Eligible Director (or the beneficiary of an Eligible Director, as the case may be) who redeems DSUs is entitled to receive cash, Common Shares or a combination of cash and Common Shares, at the discretion of the board. Where settlement of any DSUs is made in cash, the Eligible Director (or his or her beneficiary) will, subject to any withholding tax, receive a lump sum cash payment equal to the Fair Market Value of the Common Shares on the payment date multiplied by the number of whole and fractional DSUs being settled by way of such cash payment. Settlement of DSUs in Common Shares may be made by Common Shares issued from treasury (without the issuance of any fractional Common Shares, the entitlement for which will be cancelled without payment) or through Common Shares purchased on the open market by an independent broker.

Rights of Eligible Directors respecting DSUs and other benefits under the DSU Plan shall not be transferable or assignable other than by will or the laws of descent and distribution.

The board may, without Shareholder approval, amend, suspend or cancel the DSU Plan or DSUs granted thereunder as it deems necessary or appropriate, provided that:

●	any approvals required under applicable law or the applicable stock exchange rules are obtained;

●	Shareholder approval will be sought where the proposed amendment results in:

(i)	an increase in the maximum number of Common Shares issuable from treasury under the DSU Plan;

(ii)	a change in the definition of Fair Market Value which would result in a decrease in the value of DSUs redeemed under the DSU Plan;

(iii)	a change in the term of any DSUs;

(iv)	a change in the vesting provisions of the DSU Plan; or

(v)	an amendment to the amending provisions of the DSU Plan; and

●	no such amendment shall, without the consent of an Eligible Director or unless required by law, adversely affect the rights of such Eligible Director with respect to any amount in respect of which such Eligible Director has then elected to receive DSUs or DSUs which such Eligible Director has then been granted under the DSU Plan.

The DSU Plan also provides that the maximum number of Common Shares issuable to insiders (as that term is defined by the TSX) pursuant to the DSU Plan, together with any Common Shares issuable pursuant to any other securities-based compensation arrangement of the Corporation, will not exceed 10% of the total number of outstanding Common Shares. Further, the maximum number of Common Shares issued to insiders within a one-year period pursuant to the DSU Plan and any other securities- based compensation arrangement of the Corporation shall not exceed 10% of the total number of outstanding Common Shares.

[Algonquin | Liberty] 2026 Management Information Circular	115

Schedule “E”:

Description of the Option Plan

Under the Option Plan:

●	the board is authorized to issue Options to directors, officers, employees, consultants, or other service providers of Algonquin or any of its subsidiaries (“Eligible Persons”);

●	subject to the terms of the Option Plan, the number of Common Shares subject to each Option, the exercise price of each Option, the expiration date of each Option, the extent to which each Option vests and is exercisable from time to time during the term of the Option and other terms and conditions relating to each Option will be determined by the board (or a committee of the board) from time to time;

●	subject to any adjustments pursuant to the provisions of the Option Plan, the exercise price of any Option shall under no circumstances be lower than the “Market Price” (being the five-day volume-weighted average trading price on the TSX) of the Common Shares on the date on which the board approves the grant of the Option;

●	the term of an Option shall not exceed 10 years from the date of the grant of the Option, subject to certain limited exceptions, including that if the expiration date for an Option occurs during a period of time during which the person granted Options (an “Optionee”) cannot exercise an Option, or sell the Common Shares issuable pursuant to an exercise of Options, due to applicable policies of the Corporation in respect of insider trading (a “Blackout Period”) applicable to the relevant Optionee, or within 10 business days after the expiry of a Blackout Period applicable to the relevant Optionee, then the expiration date for that Option shall be the date that is the 10th business day after the expiry date of the Blackout Period;

●	Options will be personal to the grantee and will be nontransferable and non-assignable, except in certain limited circumstances;

●	the aggregate number of Common Shares that may be reserved for issuance from treasury on the exercise of Options under the Option Plan, together with the Common Shares issuable from treasury under grants under all other securities-based compensation arrangements of the Corporation, must not exceed 8% of the number of Common Shares issued and outstanding at the time the Options are granted;

●	the Option Plan is “reloading,” meaning that to the extent Options expire or are terminated, cancelled, or exercised, the Corporation may make a further grant of Options in replacement for such expired, terminated, cancelled, or exercised Options, provided that the 8% maximum is not exceeded;

●	no fractional Common Shares may be purchased or issued under the Option Plan;

●	the maximum number of Common Shares which may be reserved for issuance to insiders under the Option Plan, together with the number of Common Shares reserved for issuance to insiders under any other securities-based compensation arrangement, shall be 10% of the Common Shares outstanding at the time of the grant;

●	the maximum number of Common Shares which may be issued to insiders under the Option Plan and all other securities-based compensation arrangements within a one-year period shall be 10% of the Common Shares outstanding at the time of the issuance;

●	participation in the Option Plan by non-employee directors shall be limited to the lesser of (i) a reserve of 1% of the issued and outstanding Common Shares from time to time for non-employee directors as a group and (ii) an annual equity award value under the Option Plan of $100,000 per non-employee director (no Options have ever been granted to non-employee directors);

●	the Corporation may withhold from amounts payable to an Optionee such amounts as may be necessary to enable the Corporation to comply with applicable requirements of tax laws relating to the withholding of tax or other required deductions with respect to Options, and the Corporation may satisfy any liability for any such withholding obligations by (i) selling on behalf of any Optionee (or causing an Optionee to sell) Common Shares issuable under an Option or retaining any amount payable to the Optionee or (ii) requiring the Optionee, as a condition to the exercise of Options, to make such arrangements as the Corporation may require so that the Corporation can satisfy such withholding obligations; and

●	If the Corporation restates its financial results, unexercised Options may be cancelled in accordance with the terms of the Corporation’s clawback policy.

The Option Plan provides that, except as set out in the Option Plan or any resolution passed at any time by the board or the terms of any Option agreement or employment agreement with respect to any Option or Optionee, an Option and all rights to purchase Common Shares pursuant thereto shall expire and terminate immediately upon the Optionee who holds such Option ceasing to be an Eligible Person.

Where an Optionee (other than a “Service Provider”, as defined in the Option Plan) resigns from the Corporation or is terminated by the Corporation for cause, the Optionee’s unvested Options shall immediately be forfeited and the Optionee’s vested Options may be exercised for 30 days after the date of resignation or termination.

Where an Optionee (other than a Service Provider) retires from the Corporation or ceases to serve the Corporation or an affiliate as a director, officer or employee for any reason other than a termination by the Corporation for cause, the board may at its discretion accelerate the vesting of unvested Options then held by the Optionee and the Optionee’s vested Options may be exercised within 90 days after such retirement or termination. The board has adopted a Board Approved Retirement Guideline pursuant to which vesting of Options awarded to certain eligible individuals may under certain circumstances continue to vest in connection with a Board-approved retirement for a period no longer than two years post-retirement. The extension of the vesting period is subject to certain conditions set out in the guideline, including a requirement to continue to hold a specified amount of equity investment in the Corporation for a period following retirement.

If an Optionee (other than a Service Provider) has suffered a permanent disability, Options previously granted to such Optionee shall continue to vest and be exercisable in accordance with the terms of the grant and the provisions of the Option Plan, but no additional grants of Options may be made to the Optionee.

If an Optionee (other than a Service Provider) dies, all unexercised Options held by such Optionee at the time of death immediately vest, and such Optionee’s personal representatives or heirs may exercise all Options within one year after the date of such death.

All Options granted to Service Providers terminate in accordance with the terms, conditions and provisions of the associated Option agreement between the Corporation and such Service Providers, provided that such termination shall occur no later than the earlier of (i) the original expiry date of the term of the Option and (ii) one year following the date of termination of the engagement of the Service Provider.

Options may be exercised in accordance with the specific terms of their grant and by the Optionee delivering the exercise price to the Corporation for all of the Options exercised. The Optionee may also elect to surrender Options and receive in exchange for each such Option, at the election of the Corporation, either cash or Common Shares equal to the amount by which the Market Price of the Common Shares exceeds the exercise price of the Option.

The board may amend, suspend or discontinue the Option Plan or amend Options granted under the Option Plan at any time without Shareholder approval, provided that:

a)	approval by a majority of the votes cast by Shareholders present and voting in person or by proxy at a meeting of Shareholders of the Corporation must be obtained for any:

i.	amendment for which, under the requirements of the TSX or any applicable law, Shareholder approval is required;

ii.	increase to the maximum number or percentage of securities issuable under the Option Plan;

iii.	reduction of the Option price, or cancellation and re-issuance of Options or other entitlements, of Options granted under the Option Plan;

iv.	extension of the term of Options beyond the original expiry date;

v.	change in Eligible Persons that may permit the introduction or reintroduction of non-employee directors on a discretionary basis;

vi.	increase to the limit imposed on non-employee director participation set out in the Option Plan;

vii.	allowance of Options granted under the Option Plan to be transferable or assignable other than for estate settlement purposes; or

viii.	amendment to the Option Plan’s amendment provisions; and

b)	the consent of the Optionee is obtained for any amendment which alters or impairs any Option previously granted to an Optionee under the Option Plan.

[Algonquin | Liberty] 2026 Management Information Circular	117

Notwithstanding the other provisions of the Option Plan, if:

a)	the Corporation proposes to amalgamate, merge or consolidate with any other corporation other than a wholly owned affiliate or to liquidate, dissolve or wind-up;

b)	an offer to purchase or repurchase all of the Common Shares shall be made to all Shareholders which offer has been approved or accepted by the board; or

c)	the Corporation proposes the sale of all or substantially all of the assets of the Corporation as an entirety, or substantially as an entirety so that the Corporation shall cease to operate any active business;

then the Corporation will have the right, upon written notice thereof to Optionees, to permit the exercise of all such Options, whether or not vested, within the 20-day period following the date of such notice and to determine that upon the expiration of such 20-day period, all rights of the Optionee to such Options or to exercise same (to the extent not theretofore exercised) shall ipso facto terminate and cease to have further force or effect whatsoever.

The TSX Company Manual requires the Option Plan to be put before Shareholders for re-approval within three years of the date of the last meeting of Shareholders at which the plan was approved and every three years thereafter. The Option Plan was most recently approved by Shareholders at the Corporation’s annual meeting of Shareholders on June 2, 2022, and, as a result, the three-year term of effectiveness prescribed by the TSX in respect of that Shareholder approval expired on June 2, 2025. No Options have been granted since the 2023 LTIP plan year. The Corporation does not currently intend to grant, and is not permitted to grant, Options absent shareholder approval, as part of the 2026 compensation of its directors, officers, employees, or others. As such, the Corporation once again does not intend to seek re-approval from Shareholders of the unallocated Options under the Option Plan at the Meeting. As a result:

●	the Corporation is not permitted to grant further Options under the Option Plan until such time as the required Shareholder approval may be obtained in the future; and

●	all Options that have already been allocated and granted under the Option Plan that have not yet been exercised will continue unaffected in accordance with their current terms; provided that, where such an Option is cancelled or terminated, it will not be available for re-grant under the Option Plan until such time as the required Shareholder approval may be obtained in the future.

Schedule “F”:

Reconciliation of Funds from Operations

(for Corporate Scorecard purposes)

to Cash Provided by Operating Activities

The following table is derived from and should be read in conjunction with the Corporation’s consolidated statement of operations for the year ended December 31, 2025. This supplementary disclosure is intended to more fully explain disclosures herein related to Funds From Operations and provides additional information related to the operating performance of the Corporation in 2025. Investors are cautioned that this measure should not be construed as an alternative to operating income in accordance with U.S. GAAP.

Twelve months ended
(all dollar amounts in US$ millions)	December 31, 2025
Operating Income	504.7
Add (deduct):
Depreciation and amortization	400.3
Loss on foreign exchange	18.4
Pension and other post-employment non-service costs	3.7
Share-based compensation	13.0
Cash paid during the year for interest expense	(312.1)
Cash received during the year for income taxes	73.4
Net change in current assets and current liabilities[1]	(239.6)
Other non-cash reconciling items	3.3
Funds From Operations (Scorecard)	465.1

1.	Excluding the impact of assets and liabilities held for sale and regulatory items.

[Algonquin | Liberty] 2026 Management Information Circular	119

Corporate info

Canadian Transfer Agent
TSX Trust Company (Canada)
300-100 Adelaide Street West
Toronto, Ontario, Canada M5H 1S3

U.S. Transfer Agent
Equiniti Trust Company, LLC
48 Wall Street, Floor 23
New York, New York 10005

Auditor
Ernst & Young LLP
Toronto, Ontario

The Toronto Stock Exchange
AQN, AQN.PR.A, AQN.PR.D

The New York Stock Exchange
AQN, AQNB

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